Exhibit 2.1

ARRANGEMENT AGREEMENT

Made September 20, 2017

Among

SCIENTIFIC GAMES CORPORATION,

BALLY GAMING AND SYSTEMS UK LIMITED

and

NYX GAMING GROUP LIMITED

Section 8.12	Rules of Construction.	80
Section 8.13	Language.	81
Section 8.14	Counterparts.	81
Section 8.15	WAIVER OF JURY TRIAL.	81
Section 8.16	Non-Recourse.	81

SCHEDULES

Schedule A	SCHEME OF ARRANGEMENT
Schedule B-I	SCHEME RESOLUTION
Schedule B-II	GENERAL MEETING RESOLUTIONS
Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Schedule D	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND ACQUIRECO
Schedule E	PURCHASER KNOWLEDGE GROUP

ARRANGEMENT AGREEMENT

This Agreement is made the 20th day of September, 2017, among Scientific Games Corporation, a corporation existing under the laws of Delaware (“Purchaser”), Bally Gaming And Systems UK Limited, a private company limited by shares existing under the laws of the United Kingdom (“AcquireCo”), and NYX Gaming Group Limited, a non-cellular company limited by shares incorporated under the laws of Guernsey with registration number 51637 (the ”Company”).

WHEREAS:

(a)	Purchaser by means of its wholly owned Subsidiary, AcquireCo, wishes to acquire the entire issued and to be issued share capital of the Company (the “Acquisition”); and

(b)
The Parties intend to effect the Acquisition by way of a scheme of arrangement under Part VIII of the Companies Law (as defined below), but Purchaser and AcquireCo reserve the right, as set forth in this Agreement, to elect to effect the Acquisition by way of a takeover offer (which will be an offer for purposes of Part XVIII of the Companies Law).

THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” has the meaning specified in Section 5.3(3).

“AcquireCo” has the meaning specified in the preamble.

“Acquisition” has the meaning specified in the recitals.

“Acquisition Proposal” means, any written or oral inquiry, offer or proposal (other than any transaction involving only the Company and one or more of its wholly owned Subsidiaries and no third party) made by a Person (other than Purchaser or AcquireCo) relating to:  (i) any sale or disposition (or any exclusive license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets, individually or in the aggregate, that represent

25% or more of the consolidated assets or that contribute 25% or more of the consolidated revenue of the Company or of 25% or more of the voting securities of the Company (or rights or interests in such voting securities); (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group including such Person (or its or their shareholders) beneficially owning 25% or more of the voting securities of the Company or (iii) any scheme of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or similar transaction involving the Company or any of its Subsidiaries whose assets represent, individually or in the aggregate, 25% or more of the consolidated assets of the Company or which contribute, individually or in the aggregate, 25% or more of the consolidated revenue of the Company.

“Affiliate” means, with respect to any Person, any Person controlling, controlled by or under common control with such Person.

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time by mutual agreement of the Parties in accordance with the terms hereof.

“Alternative Financing” has the meaning specified in Section 4.8(3).

“Antitrust Approvals” means any Authorization or waiting period (or any extension thereof) under any Antitrust Law required to have been obtained or terminated in connection with this Agreement, the completion of the Acquisition or any other transactions contemplated by this Agreement.

“Antitrust Laws” means any Law intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“Article 26” means Article 26 (SPECIAL RIGHTS AND RESTRICTIONS OF CLASS A EXCHANGEABLE PREFERRED SHARES) of the Articles of NYX Digital Gaming (Canada) ULC, as amended and restated on January 4, 2016 and as subsequently amended and restated on August 14, 2017.

“Articles Amendment” means the amendment to the Company’s articles of incorporation contemplated by and as set forth in the General Meeting Resolutions.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, covenant, waiver, license or similar authorization, including Gaming Approvals, of any Governmental Entity having jurisdiction over the Person.

“Brand/IP License Agreement” means any Contract pursuant to which the Company or any of its Subsidiaries is granted a license to or right to use or exploit

(including by means of a covenant not to sue) Intellectual Property Rights or proprietary rights owned or controlled by any third party for use in connection with the products and services of the Company or its Subsidiaries or the operation of the business of the Company or its Subsidiaries.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Guernsey, New York City, NY or Toronto, Ontario.

“Callco Support Agreement” means the Support Agreement dated July 31, 2015 between the Company, NYX Digital Gaming (Canada) ULC and 1044200 B.C. Ltd.

“Capitalization Date” has the meaning specified in Section (2)(a) of Schedule C.

“CDS” means Canadian Depository for Securities.

“Change” has the meaning set forth in the definition of “Material Adverse Effect” in this Section 1.1.

“Closing” has the meaning specified in Section 2.7(3).

“COBRA” has the meaning specified in Section (17)(e) of Schedule C.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Law” means The Companies (Guernsey) Law, 2008 (as amended).

“Company” has the meaning specified in the preamble.

“Company 401(k) Plan” has the meaning specified in Section 4.11(3).

“Company Adverse Change Notice” has the meaning specified in Section 5.4(1)(b).

“Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other plan, program, agreement, arrangement or policy relating to stock options, restricted stock units, other equity or equity-based compensation, disability, bonus, profit sharing, insurance, incentive, severance, termination, pension, retirement, employment, employment insurance or supplementary unemployment benefits, change-in-control, retention, consultant, Tax gross-up, vacation, fringe benefits or other employment terms or employee benefits, whether or not subject to ERISA, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has any actual or contingent liability, or otherwise providing for payments or benefits for or to any Participant, but excluding any Governmental Plan.  For greater certainty, “Company Benefit Plan” includes the ESAP and each Non-U.S. Benefit Plan.

“Company Board” means the Board of Directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(3)(a).

“Company Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Company Convertible Securities” means, collectively, the Convertible Preference Shares, the Exchangeable Preferred Shares, the Company Warrants, the Company Options and the Unsecured Convertible Debenture.

“Company Data Room” means the virtual data room for Project Garden maintained by the Company through Donnelley Financial Solutions to which Purchaser and its Representatives have access.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to Purchaser prior to the execution of this Agreement.

“Company Employees” means all employees, as of the Effective Date, of the Company and each of its Subsidiaries.

“Company Equity Documents” means all Contracts and other instruments establishing the terms of, or governing the rights of the holders of, the Ordinary Shares and the Company Convertible Securities.

“Company Filings” means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (“SEDAR”) since January 1, 2016.

“Company Financial Advisors” has the meaning specified in Section (26) of Schedule C.

“Company Financial Statements” has the meaning specified in Section (11)(a) of Schedule C.

“Company Indemnitees” has the meaning specified in Section 4.9(2).

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Contract” has the meaning specified in Section (20)(a) of Schedule C.

“Company Option Plan” means the NYX Stock Option Plan, effective December 24, 2014.

“Company Optionholders” means the holders of Company Options.

“Company Options” means all options to purchase Ordinary Shares issued pursuant to the Company Option Plan or otherwise (other than any rights under the ESAP).

“Company Owned IP” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Permits” has the meaning set forth in Section (7) of Schedule C.

“Company Registered IP” has the meaning specified in Section (18)(a) of Schedule C.

“Company Related Parties” has the meaning specified in Section 8.2(6).

“Company Securityholders” means, collectively, the Company Shareholders and the holders of Company Convertible Securities.

“Company Shareholders” means the holders of the Ordinary Shares.

“Company Superior Proposal Notice” has the meaning specified in Section 5.4(1)(b).

“Company Termination Fee” has the meaning specified in Section 8.2(1)(a)(i).

“Company Termination Fee Event” has the meaning specified in Section 8.2(1)(b).

“Company Warrantholders” means the holders of Company Warrants.

“Company Warrants” means the outstanding warrants to purchase Ordinary Shares issued by the Company pursuant to the Warrant Indentures.

“Confidentiality Agreement” means that certain confidentiality agreement dated August 4, 2017, between Purchaser and the Company.

“Consideration” has the meaning specified in Section 2.1.

“Constitutional Documents” means the articles of incorporation (or equivalent document), by-laws (or equivalent document) and any other instrument pursuant to which an entity is created, incorporated, amalgamated, organized or otherwise established, as the case may be, or which governs such entity’s affairs, together with any amendments or supplements thereto.

“Contract” means, with respect to any Person, any legally binding agreement, commitment, engagement, contract, franchise, lease, sublease, license, obligation, instrument or undertaking (written or oral) to which such Person is a party or by which it is bound or affected or to which any of its respective properties or assets is subject.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Convertible Preference Shares” means the convertible preference shares, par value $1,000 per preference share, issued on May 20, 2016, by NYX Digital Gaming (OB Holdings) Limited, a wholly owned subsidiary of the Company, pursuant to the Shareholders Deed dated as of May 20, 2016, by and among William Hill Steeplechase Limited, Cyan Blue Holdco 4 Limited, the Company, NYX Digital Gaming (OB Holdings) Limited and NYX Digital Gaming (OB SPV) Limited.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Court” means the Royal Court of Guernsey.

“Court Hearing” means the hearing by the Court to sanction the Scheme (with or without modification) pursuant to Section 110 of the Companies Law and otherwise in accordance with Part VIII of the Companies Law, including any adjournment or postponement thereof in accordance with applicable Law and this Agreement.

“Court Meeting” means the meeting of the Scheme Shareholders to be convened by order of the Court pursuant to Section 107 of the Companies Law to consider and, if thought fit, to approve the Scheme, including any adjournment or postponement thereof in accordance with applicable Law and this Agreement.

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the U.K. Uncertificated Securities Regulations 2001 (SI 2001/3755) (as amended), which system is recognised pursuant to the Regulations.

“Damages” has the meaning specified in Section 7.3.

“Debt Commitment Letters” has the meaning specified in Section (5)(a) of Schedule D.

“Debt Financing” has the meaning specified in Section (5)(a) of Schedule D.

“Debt Payoffs” has the meaning specified in Section 4.10(2).

“Debt Securities Offering” has the meaning specified in Section 4.8(3).

“Depositary” means TSX Trust Company, or any other depositary or trust company, bank or financial institution agreed to between Purchaser and the Company for the purpose of, among other things, distributing the Consideration in accordance with the terms of the Scheme of Arrangement.

“Disclosed Conditions” has the meaning specified in Section (5)(e) of Schedule D.

“Effective Date” means the date on which the Scheme becomes effective in accordance with the terms of the Scheme of Arrangement.

“Effective Time” has the meaning specified in Section 2.7(4).

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, order, demand or written notice alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, property damages, and personal injuries) based on or under Environmental Law or arising out of or resulting from:  (i) the Release of any Hazardous Substance at any location or (ii) exposure to any Hazardous Substance.

“Environmental Laws” means all Laws relating to pollution or protection of human health or safety or the environment, including Laws relating to land preservation or natural resource damage, the exposure to, or  Release or threatened Release of, toxic or hazardous substances, materials or wastes, or relating to the manufacture, use, treatment, storage, transport or handling of toxic or hazardous substances, materials or wastes and all Laws relating to recordkeeping, notification, disclosure and reporting requirements in respect of toxic or hazardous substances, materials or wastes.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that is under common control with the Company or any of its Subsidiaries within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“ESAP” means the NYX Employee Share Acquisition Plan, effective May 15, 2015.

“ESAP Trust” means the trust established under the ESAP, which applies monies from ESAP participant contributions to the purchase of Ordinary Shares, in accordance with the terms of the ESAP.

“Exchangeable Preferred Shares” means the Class A exchangeable preferred shares issued on July 31, 2015, by NYX Digital Gaming (Canada) ULC, a wholly owned subsidiary of the Company, pursuant to the Share Sale and Transfer Agreement, dated as of April 9, 2015, as amended on July 31, 2015, January 4, 2016, and August 14, 2017, by and among the Company, NYX Digital Gaming (Canada) ULC and Amaya, Inc.

“Excluded Shares” means (i) any Ordinary Shares beneficially owned by Purchaser or any of its Subsidiaries and (ii) any Ordinary Shares held as treasury shares by the Company.

“Fee Letter” means any fee letter entered into in connection with a Debt Commitment Letter.

“FinanceCo” has the meaning specified in Section (5)(a) of Schedule D.

“Financing Agreements” has the meaning specified in Section (5)(b) of Schedule D.

“Financing Source” means the Persons (other than the Company or any of its Subsidiaries or any of their respective Affiliates) that have committed to provide or have otherwise entered into agreements (including any Debt Commitment Letters or Financing Agreements), in each case, in connection with the Debt Financing or any other financing in connection with the transactions contemplated by this Agreement, and any joinder agreements, indentures or credit agreements entered into pursuant to such agreements, including the Lenders, together with their respective former, current or future general or limited partners, direct or indirect shareholders, managers, members, Affiliates, officers, directors, employees, agents, other Representatives and successors and assigns of any of the foregoing; it being understood that Purchaser and AcquireCo shall not be Financing Sources for any purposes hereunder.

“Funding Failure Termination Fee” has the meaning specified in Section 8.2(1)(a)(ii).

“Funding Failure Termination Fee Event” has the meaning specified in Section 8.2(1)(c).

“Gaming Approvals” means the consents, registrations, approvals, findings of suitability, licenses, declarations, notices or filings required to be made, given or obtained under Gaming Laws in connection with this Agreement, the completion of the Acquisition or any other transactions contemplated by this Agreement.

“Gaming Authority” means any Governmental Entity with regulatory control or jurisdiction over the manufacture, sale, distribution or operation of gaming equipment or systems, the design, operation or distribution of internet gaming services or products, the ownership or operations of any casinos or the ownership, operation or conduct of any other gaming activities and operations.

“Gaming Laws” means, with respect to any Person, any Law governing or relating to the manufacture, sale, distribution or operation of gaming equipment or systems, the design, operation or distribution of internet gaming services or products, or online gaming products and services, the ownership or operation of any casinos or the ownership, operation or conduct of any other gaming activities and operations of such Person and such Person’s Affiliates, including the rules and regulations promulgated by any applicable Gaming Authority.

“General Meeting” means the general meeting of Company Shareholders to be convened to consider and, if thought fit, to approve the General Meeting Resolutions, and for any other purpose as may be specified in the Scheme Circular and agreed in writing between the Company and Purchaser, including any adjournment or postponement thereof in accordance with applicable Law and this Agreement.

“General Meeting Resolutions” means the resolutions, substantially in the form of Schedule B-II, and resolutions covering such other matters as may be agreed in writing between the Company and Purchaser as necessary or desirable for the purposes of implementing the Scheme, to be proposed at the General Meeting in connection with the Scheme.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or Taxation Authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Governmental Plan” means any governmental or statutory plan, program, agreement, arrangement or policy as to which the Company or any of its Subsidiaries contributes, is required to contribute or otherwise has any actual or contingent liability or is otherwise providing payments or benefits for or to any Participant.

“Guernsey” means the Island of Guernsey.

“Guernsey Registry” means the body authorized by the States of Guernsey to maintain various registers as required under Guernsey legislation and operating under the name Guernsey Registry.

 “Hazardous Substances” means materials defined, listed, classified or regulated as “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants”, “pollutants”, “radioactive materials”, “petroleum”, “petroleum by-product”, or words of similar import under any Environmental Law.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication:  (i) any obligations for borrowed money, (ii) any obligations evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) any capital lease obligations, (iv) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments or arrangements and (v) any obligations to guarantee any of the foregoing types of obligations on behalf of any Person; provided, however, that, with respect to the Company, “Indebtedness” shall not be deemed to include any intercompany Indebtedness to the extent owing by the Company to any of its wholly owned Subsidiaries, by a wholly owned Subsidiary of the Company to the Company or by one wholly owned Subsidiary of the Company to another wholly owned Subsidiary of the Company.

“Indemnified Persons” has the meaning specified in Section 4.7(2).

“Information Privacy Laws” has the meaning specified in Section (18)(k) of Schedule C.

“Intellectual Property Rights” means all intellectual property and other similar proprietary rights, whether registered or unregistered, domestic or foreign, including (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, and any counterparts claiming priority therefrom (“Patents”), (ii) trademarks, service marks, logos, trade dress, trade names, corporate names and domain names (“Trademarks”), together with the goodwill symbolized by any of the foregoing, (iii) copyrights, including, to the extent applicable, moral rights, and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs and software (whether in source code, object code or other form), application programming interfaces, algorithms, databases, compilations and data, technology and documentation supporting the foregoing, (v) trade secrets and rights in other confidential information, including rights in ideas, know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), proprietary processes, formulae, models and methodologies (“Trade Secrets”), (vi) all rights of publicity and other rights to use the names and likeness of individuals, (vii) rights in designs, including industrial designs, and (viii) all applications and registrations for the foregoing.

“Intentional Breach” means, with respect to any representation, warranty, agreement or covenant of a Party in this Agreement, an action or omission taken or omitted to be taken by such Party in material breach of such representation, warranty, agreement or covenant that the breaching Party intentionally takes (or fails to take) and with the actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such representation, warranty, agreement or covenant.

“Intervening Event” means a material Change that was not known or reasonably foreseeable to the Company prior to or at the time of the execution and delivery of this Agreement (excluding, for the avoidance of doubt, (a) any known or reasonably foreseeable change or proposed change in Law or other legal or regulatory requirements (or the interpretation thereof), including any Gaming Laws or Tax Laws, or (b) any known or reasonably foreseeable entry or potential entry by the Company or any of its Subsidiaries into any Contracts with customers, suppliers, distributors or other business partners (including pursuant to pending RFP proposals)), which material Change becomes known to the Company Board after the execution and delivery of this Agreement and prior to the receipt of the Required Shareholder Approvals, other than any Acquisition Proposal.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computers, software, middleware, servers, workstations, networks, routers, hubs, switches, data communications lines, all other information technology equipment, and all associated documentation, in each case used by the Company or any of its Subsidiaries.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, Authorization (as applicable) or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Leased Real Property” has the meaning specified in Section (21)(b) of Schedule C.

“Lenders” has the meaning specified in Section (5)(a) of Schedule D.

“Licensed IP Rights” means any Intellectual Property Rights of a third party that are licensed to the Company or any of its Subsidiaries or that the Company or any of its Subsidiaries is granted a right to use or exploit (including by means of a covenant not to sue) pursuant to a Brand/IP License Agreement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, restriction or adverse right or claim or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Malicious Code” has the meaning specified in Section (18)(i) of Schedule C.

“Marketing Period” means the first period of 20 consecutive days after the date of this Agreement commencing on November 1, 2017; provided that (x) such 20 consecutive-day period shall (i) end on or prior to December 15, 2017 or (ii) commence on or after January 2, 2018, and (y) November 23, 2017 through November 26, 2017 shall not count as a day for this purpose; provided, further, that notwithstanding anything to the contrary in this Agreement, the Marketing Period shall terminate at the time the Debt Financing is funded in full (or the Debt Securities Offering is consummated).

“Matching Period” has the meaning specified in Section 5.4(1)(d).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance (each, a “Change”) that, either individually or in the aggregate, (i) is or would reasonably be expected to be material and adverse to the business, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay the Company and its Subsidiaries from performing their obligations under this Agreement and consummating the transactions contemplated by this Agreement, other than, in the case of clause (i) above, Changes to the extent resulting from, attributable to or arising out of any of the following (by itself or when aggregated or taken together with any and all other such Changes):

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada, Guernsey, the United States or any other country or region in the world;

(b)
any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case whether occurring within or outside of Canada, Guernsey or the United States;

(c)	any natural disaster;

(d)	any change or proposed change in Law or other legal or regulatory requirements (or the interpretation thereof), IFRS or accounting rules or the interpretation thereof;

(e)	any change affecting the industries or markets in which the Company or its Subsidiaries operate;

(f)
the announcement or pendency of the transactions contemplated by this Agreement or the identity of Purchaser, AcquireCo or their respective Affiliates, including (A) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, (B) any other negative development (or potential negative development) in the Company’s relationships with any of its customers, suppliers, distributors or other business partners or (C) any departure or termination of any officers, directors, employees or independent contractors of the Company or its Subsidiaries, in each of the foregoing cases (A) through (C) arising from or as a direct or indirect result of the announcement or pendency of the transactions contemplated by this Agreement or the identity of Purchaser, AcquireCo or their respective Affiliates;

(g)	any actions taken or failure to take action, in each case, by Purchaser or any of its controlled Affiliates;

(h)
any actions taken or failure to take action, in each case, to which Purchaser has consented in writing, or which Purchaser has requested or approved in writing or the taking of such action is required by this Agreement, or the failure to take such action prohibited by this Agreement;

(i)
any change in the trading price or any change in the trading volume of the Ordinary Shares (it being understood, without limiting the applicability of sub-clauses (a) through (l), that the causes underlying such changes in trading price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

(j)
any Proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company and only in their capacities as current or former shareholders of the Company) against the Company arising out of or in connection with the transactions contemplated by this Agreement;

(k)	any matter which has been disclosed by the Company in the Company Disclosure Letter to the extent such Change is reasonably foreseeable from such disclosure; and

(l)
the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood, without limiting the applicability of sub-clauses (a) through (k), that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that with respect to sub-clauses (a) through (e), such matters do not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to companies operating in the industries or markets in which the Company and its Subsidiaries operate, and provided further, however, that references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretative for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Meetings” means the Court Meeting and the General Meeting.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Moody’s” has the meaning specified in Section 4.9(1)(k).

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

“New Debt Commitment Letters” has the meaning specified in Section 4.8(3).

“New Plans” has the meaning specified in Section 4.11(2).

“Non-U.S. Benefit Plan” means each Company Benefit Plan that is maintained outside of the United States or provides compensation or benefits in respect of any Participant who is primarily based outside of the United States, including any such plan required to be maintained or contributed to by applicable Law, custom or rule of the relevant jurisdiction.

“Notice Record Date for the Meetings” means a date that is at least (x) thirty (30) days prior to the Proposed Meeting Date or (y) if such Proposed Meeting Date is not confirmed in the Order to Call Court Meeting, then a date that is at least thirty (30) days prior to the date of the Meetings to be convened and conducted in accordance with Section 2.3.

“Offer” means a contractual takeover offer (which will be an offer for the purposes of Part XVIII of the Companies Law), which may be effected in accordance with Section 2.12.

“Offer Election” has the meaning specified in Section 2.12(1).

“Old Plans” has the meaning specified in Section 4.11(2).

“Open Source Material” has the meaning specified in Section (18)(h) of Schedule C.

“Order” means any decree, order, judgment, injunction, temporary restraining order or other order in any suit or Proceeding by, before or with any Governmental Entity.

“Order to Call Court Meeting” has the meaning specified in Section 2.2.

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party and is taken in the ordinary course of the normal operations of the business of such Party.

“Ordinary Shares” means the ordinary shares of no par value in the capital of the Company.

“Outside Date” means March 31, 2018; provided, however, the Outside Date shall be automatically extended for a period of thirty (30) days if all conditions set forth in Article 6 other than the condition set forth in Section 6.2(4) were satisfied as of the Outside Date (other than those conditions that by their nature are to be satisfied at the Closing), or as otherwise may be agreed to in writing by the Parties.

“Participant” means any current or former officer, director, employee, consultant, independent contractor, or other individual service provider (or their respective beneficiaries) of the Company or any of its Subsidiaries.

“Parties” means the Company, AcquireCo and Purchaser and “Party” means any one of them.

“Patents” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Permitted Liens” means any one or more of the following:

(a)
Liens for Taxes which are not yet due or delinquent, or the validity or amount of which is being contested in good faith by appropriate proceedings (and for which adequate accruals and reserves have been established in accordance with IFRS);

(b)
statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising in the Ordinary Course, with respect to amounts which are not yet due and for a claim which has not been filed or registered pursuant to applicable Laws or of which notice in writing has not been given to the Company;

(c)
easements, rights-of-way, covenants, restrictions and other encumbrances with respect to real or immovable properties incurred in the Ordinary Course that, either individually or in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto;

(d)	statutory landlords’ Liens and Liens granted to landlords under any lease;

(e)	Liens disclosed in the notes to the Company Financial Statements;

(f)	Liens incurred in the Ordinary Course in connection with workers’ compensation, unemployment insurance and other types of social security;

(g)	with respect to leased or licensed personal property or Intellectual Property Rights, the terms and conditions of the lease or license applicable thereto;

(h)	rights reserved to or vested in any Governmental Entity by any statutory provision; and

(i)	Liens listed and described in Section 1.1 of the Company Disclosure Letter under the caption “Permitted Liens”.

“Person” means any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” has the meaning specified in Section (18)(k) of Schedule C.

“Proceeding” has the meaning specified in Section (15) of Schedule C.

“Proposed Meeting Date” means December 20, 2017.

“Purchaser” has the meaning specified in the preamble.

“Purchaser’s 401(k) Plan” has the meaning specified in Section 4.11(3).

“Purchaser Filings” means all documents publicly filed by Purchaser with the SEC since January 1, 2016.

“Purchaser Material Adverse Effect” means any change, event, occurrence, state of facts or circumstance that, either individually or in the aggregate, is or would reasonably be expected to prevent or materially delay Purchaser and AcquireCo from performing their obligations under this Agreement and consummating the transactions contemplated by this Agreement.

“Purchaser Related Parties” has the meaning specified in Section 8.2(7).

“Regarded U.S. Subsidiaries” means NYX Digital Gaming (Americas) LLC and NextGen Gaming (USA) LLC.

“Regulations” means the Uncertificated Securities (Guernsey) Regulations, 2009 (GSI 2009/48).

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Acquisition.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, pouring, emptying, abandonment, dumping, disposal, dispersal, leaching or migration at, on, into or through the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representative” when used in reference to any Person, means any officer, director, employee, representative (including any financial or other advisor) or agent of such Person and such Person’s Subsidiaries.

“Required Gaming Approvals” means the Gaming Approvals from the provincial, state and other jurisdictions and tribal authorities specified in Section 1.1 of the Company Disclosure Letter under the caption “Required Gaming Approvals.”

“Required General Meeting Approval” has the meaning specified in Section (5)(b) of Schedule C.

 “Required MI 61-101 Approval” means minority approval (within the meaning of MI 61-101) of the Scheme Resolution in accordance with the requirements of MI 61-101.

“Required Payment Amount” has the meaning specified in Section (5)(d) of Schedule D.

“Required Shareholder Approvals” means each of (i) the Required Scheme Approval, (ii) the Required MI 61-101 Approval and (iii) the Required General Meeting Approval.

“Required Scheme Approval” has the meaning specified in Section 2.2(3).

“S&P” has the meaning specified in Section 4.9(1)(k).

“Scheme” means the scheme of arrangement under Part VIII of the Companies Law to be implemented pursuant to this Agreement and the Scheme of Arrangement.

 “Scheme Circular” means the document, prepared in accordance with Section 108 of the Companies Law (and all other applicable Laws, including Securities Laws), to be sent by the Company to the Scheme Shareholders and the Company Shareholders containing, among other things, a copy of this Agreement, the Scheme of Arrangement, an explanatory statement in compliance with Part VIII of the Companies Law and the notices of Court Meeting and General Meeting containing the Scheme Resolution and General Meeting Resolutions, respectively.

“Scheme of Arrangement” means the scheme of arrangement between the Company and the Scheme Shareholders, in the form of Schedule A, with or subject to any modification, addition or condition which is agreed to by the Company and Purchaser in writing in accordance with this Agreement and which (in case of any modification, addition or condition made after issue of the Scheme Circular) is approved or imposed by the Court.

 “Scheme Order” means the order of the Guernsey Court sanctioning the Scheme.

“Scheme Record Time” means the record time for the Scheme as agreed in writing by the Company and Purchaser and specified in the Scheme Circular.

“Scheme Resolution” means the resolution, substantially in the form of Schedule B‑I, to be proposed at the Court Meeting in connection with the Scheme.

“Scheme Shareholders” means the holders of Scheme Shares.

“Scheme Shares” means all Ordinary Shares which are (i) in issue on the date of the Scheme Circular, (ii) issued after the date of the Scheme Circular but before the Scheme Voting Record Time or (iii) issued at or after the Scheme Voting Record Time but before the Scheme Record Time, in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares.

“Scheme Voting Record Time” means a time which is no more than forty-eight (48) hours (excluding any days which are not Business Days) before the time of the Court Meeting or, if the Court Meeting is adjourned or postponed, a time which is no more than forty-eight (48) hours (excluding any days which are not Business Days) before the time of such adjourned or postponed meeting (or, in each case to the extent permitted by Law, such other day and time as may be agreed to in writing by the Company and Purchaser).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada, Guernsey or the United States (including the SEC).

“Securities Laws” means (i) the Securities Act (Ontario) or other applicable legislation in the other provinces and territories of Canada, the rules, regulations and forms made or promulgated thereunder and the applicable published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada, (ii) the published rules and policies of the TSXV and (iii) and the Protection of Investors (Bailiwick of Guernsey) Law, 1987, the Company

Securities (Insider Dealing) (Bailiwick of Guernsey) Law, 1996, and the rules and regulations made under such laws.

“SEDAR” has the meaning set forth in the definition of “Company Filings” in this Section 1.1.

“Solvent” has the meaning specified in Section (6) of Schedule D.

“Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other Subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person (other than Purchaser or its Affiliates) made after the date of this Agreement: (a) that the Company Board has determined in good faith is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal and (b) that the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favorable, from a financial point of view, to the Company Shareholders than the Scheme (including any amendments to the terms and conditions of the Scheme that may be proposed by Purchaser pursuant to Section 5.4(2)); provided that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “25% or more” shall be deemed to be references to “75%”.

“Support Agreements” means the support agreements (including all amendments, exhibits, schedules and other attachments thereto) between Purchaser and the Supporting Equityholders executed on the date hereof.

“Supporting Equityholders” means each of the Persons specified in Section 1.1 of the Company Disclosure Letter under the caption “Supporting Equityholders”.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed with a Governmental Entity in respect of Taxes.

“Taxation Authority” means any government, state or municipality or any local, state, provincial, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, administer, levy, assess or collect Taxes.

“Taxes”, “Tax” and “Taxation” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“TSXV” means the TSX Venture Exchange.

“Unsecured Convertible Debenture” means the 10% Unsecured Convertible Debenture due 2020 issued by the Company pursuant to the Subscription Agreement dated June 22, 2016 between the Company and EM Family Investments LLC.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Warrant Indentures” means (i) the Warrant Indenture dated July 16, 2015, between the Company and Equity Financial Trust Company, a trust company existing under the laws of Canada, as warrant agent, (ii) the Warrant Indenture dated April 26, 2016, between the Company and TMX Equity Transfer and Trust Company, a trust company existing under the laws of Canada, as warrant agent, (iii) the Warrant Indenture dated May 20, 2016, between the Company and TMX Equity Transfer and Trust Company, a trust company existing under the laws of Canada, as warrant agent, (iv) the Warrant Indenture dated May 20, 2016, between the Company and TMX Equity Transfer and Trust Company, a trust company existing under the laws of Canada, as warrant agent, and (v) the Warrant Indenture dated June 30, 2016, between the Company and TSX Trust Company, a trust company existing under the laws of Canada, as warrant agent.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)
Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)
Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning, means “the aggregate (or total or sum), without duplication, of”. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.  The word “will” is construed to have the same meaning and effect as the word “shall”. Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.  The words “hereof”, “herein” and “hereunder”, or words of similar import, when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

(5)
Capitalized Terms. All capitalized terms used in any Schedule, in the Support Agreements or in the Company Disclosure Letter have, unless otherwise defined, the meanings ascribed to them in this Agreement.

(6)
Knowledge. (a) Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it shall be deemed to refer to the actual knowledge of the individuals set forth on Section 1.2(6)(a) of the Company

Disclosure Letter, after reasonable inquiry. For the avoidance of doubt, for purposes of Section 5.2, the knowledge of the Company shall include the knowledge of any directors or officers of the Company.

(b) Where any representation or warranty is expressly qualified by reference to the knowledge of Purchaser, it shall be deemed to refer to the actual knowledge of the individuals set forth on Schedule E, after reasonable inquiry.

(7)
Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company shall be made in a manner consistent with IFRS.

(8)
Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)
Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 9:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 9:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to days mean calendar days, unless stated otherwise. References to time are to London time, unless otherwise stated.

(11)	Person References. References to a Person also include its permitted successors and assigns.

(12)
Made Available, etc. References to “made available to Purchaser”, “provided to Purchaser” or “disclosed to Purchaser”, or derivative phrases thereof, mean, with respect to any information or document, that such information or document was posted to the Company Data Room at the close of business prior to the date hereof.

(13)
Subsidiary Actions.  Whenever this Agreement requires a Subsidiary of the Company or Purchaser, as applicable, to take any action, such requirement shall be deemed to include an undertaking on the part of the Company or Purchaser, as applicable, to cause the Subsidiary to take such action.

Section 1.3	Schedules.

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

Article 2
THE SCHEME

Section 2.1	Scheme.

The Company and Purchaser agree that the Scheme will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Scheme of Arrangement. Without limitation to the foregoing, at the Effective Time, the Scheme shall become effective with the result that, among other things, (1) all Scheme Shares will automatically transfer to AcquireCo, in consideration for which the Scheme Shareholders who are on the register of members of the Company at the Scheme Record Time will be entitled to receive CAD $2.40 per share in cash for each Scheme Share held at the Scheme Record Time, without interest (the “Consideration”), (2) the Company will become a wholly owned Subsidiary of AcquireCo and (3) the Scheme will be binding on all Scheme Shareholders, irrespective of whether or not such shareholders attended or voted at the Court Meeting or the General Meeting (and, if they attended and voted at any such meeting, whether or not they voted in favor).

Section 2.2	Order to Call Court Meeting.

As soon as reasonably practicable after the date of this Agreement, the Company, pursuant to the Companies Law and in cooperation with Purchaser, shall prepare and file an application to the Court for an order to call the Court Meeting (the “Order to Call Court Meeting”), which shall include the Scheme Circular, prepared in accordance with Section 2.4, and provide:

(1)	for the classes of Persons to whom notice is to be provided in respect of the Scheme and the Court Meeting and for the manner in which such notice is to be provided;

(2)	for confirmation of the Scheme Voting Record Time, the Notice Record Date for the Meetings and the Proposed Meeting Date;

(3)
that the required approvals for the Scheme Resolution shall be (a) a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing at least seventy-five percent (75%) in value of the Scheme Shares held by such Scheme Shareholders present and voting, either in person or by proxy (the “Required Scheme Approval”) and (b) to the extent required, the Required MI 61-101 Approval (with a reasonably detailed explanation as to why such Required MI 61-101 Approval is necessary);

(4)
that, in all other respects, the terms, restrictions and conditions of the Company’s Constitutional Documents, including quorum requirements and all other matters, shall apply in respect of the Court Meeting (subject to any specific direction to the contrary given by the Court);

(5)	that the Court Meeting may be adjourned or postponed from time to time by the

Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(6)	other matters that are customary, or that are requested or required by the Court; and

(7)	for such other matters as Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3	The Meetings.

Subject to the terms of this Agreement and any specific directions of the Court, the Company shall:

(1)
convene and conduct the Court Meeting in accordance with the Order to Call Court Meeting and applicable Law, using the Scheme Circular prepared in accordance with Section 2.4, on (x) the Proposed Meeting Date or (y) if such Proposed Meeting Date is not confirmed in the Order to Call Court Meeting, then a date as soon as reasonably practicable after the Proposed Meeting Date, after the Order to Call Court Meeting has been obtained, and, in either case, not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Court Meeting without the prior written consent of Purchaser, except in the case of an adjournment or postponement as required for quorum purposes pursuant to Section 2.3(12) or as required or permitted under Section 5.4(5) or in the event that the chairman of the General Meeting considers in good faith that it is necessary to adjourn the Court Meeting in order to ensure a proper conduct of the proceedings at that meeting;

(2)
convene and conduct the General Meeting in accordance with the Company’s Constitutional Documents and applicable Law, on the same date as the Court Meeting and as soon as practicable after the Court Meeting has concluded, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the General Meeting without the prior written consent of Purchaser, except in the case of an adjournment or postponement as required for quorum purposes pursuant to Section 2.3(12) or as required or permitted under Section 5.4(5) or in the event that the chairman of the General Meeting considers in good faith that it is necessary to adjourn the General Meeting in order to ensure a proper conduct of the proceedings at that meeting;

(3)	set the Scheme Voting Record Time as the record time for purposes of determining the Persons who are entitled to attend and vote at each of the Court Meeting and the General Meeting;

(4)
subject to the terms of this Agreement, recommend that the Scheme Shareholders vote in favor of the Scheme Resolutions at the Court Meeting and the Company Shareholders vote in favor of the General Meeting Resolutions at the General Meeting and solicit proxies in favor of the approval of the Scheme Resolution and the General Meeting Resolutions, including, if so requested by Purchaser, acting reasonably, using such mutually agreeable proxy solicitation services firms, which services shall be paid one-half by Purchaser and one-half by the Company, and cooperating with any Persons engaged by Purchaser to solicit proxies in favor of the approval of the Scheme Resolution and the General Meeting Resolutions;

(5)
provide Purchaser with copies of or access to information regarding each of the Court Meeting and the General Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by Purchaser;

(6)
permit Purchaser, on behalf of the Company Board, directly or through a proxy solicitation services firm, to actively solicit proxies in favor of the Scheme Resolution and the General Meeting Resolutions on behalf of the Company Board in compliance with Law and disclose in the Scheme Circular that Purchaser may make such solicitations;

(7)	consult with Purchaser in fixing the date of the Meetings, give notice to Purchaser of the Meetings and allow Purchaser’s Representatives and legal counsel to attend each of the Meetings;

(8)
promptly advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Meetings, as to the aggregate tally of the proxies received by the Company in respect of each of the Scheme Resolution and the General Meeting Resolutions;

(9)	promptly advise Purchaser of any communication (written or oral) from any Company Shareholder in opposition to the Scheme and the details thereof;

(10)
not change any matters in connection with the Court Meeting or the General Meeting, unless in each case in the event required by order of the Court or applicable Law or as approved in writing by Purchaser, acting reasonably;

(11)
at the request of Purchaser from time to time, provide Purchaser with a list (in both written and electronic form) of (i) the Company Shareholders, together with their addresses and respective holdings of Ordinary Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Ordinary Shares (including all Company Securityholders), and (iii) participants and book-based nominee registrants such as CDS and CREST, and beneficial owners of Ordinary Shares, together with their addresses and respective holdings of Ordinary Shares. The Company shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as Purchaser may reasonably request in order to be able to communicate with respect to the Scheme with the Company Shareholders and with such other Persons as are entitled to vote on the Scheme Resolution or the General Meeting Resolutions; and

(12)
if the Company is unable to obtain a quorum of the Scheme Shareholders or the Company Shareholders, as applicable, with respect to the Court Meeting or the General Meeting, postpone or adjourn the date of each of the Meetings to the extent (and only to the extent) necessary in order to obtain such a quorum and the Company shall use its reasonable best efforts to obtain such a quorum as promptly as practicable (in accordance with the Order to Call Court Meeting (in the case of the Court Meeting) or that Company’s Constitutional Documents (in the case of the General Meeting) and applicable Law (in each case)), in which case the other provisions of this Section 2.3 shall apply with respect to any such postponed or adjourned Meetings.

Section 2.4	The Scheme Circular.

(1)
The Company shall as soon as reasonably practicable after the date of this Agreement, prepare and complete, in consultation with Purchaser, the Scheme Circular, together with any other documents required by the Company’s Constitutional Documents and applicable Law in connection with the Meetings and the Scheme, and the Company shall, promptly after obtaining the Order to Call Court Meeting (and, in any event, no earlier than the Notice Record Date for the Meetings and no later than three (3) Business Days after the Notice Record Date for the Meetings), cause the Scheme Circular and such other documents to be filed under Securities Laws and sent to each Company Shareholder and other Person as required by the Order to Call Court Meeting, the Company’s Constitutional Documents and applicable Law, in each case so as to permit the Meetings to be held by the date determined pursuant to Section 2.3(1) and Section 2.3(2).

(2)
The Company shall ensure that the Scheme Circular complies in all material respects with applicable Law, does not contain any Misrepresentation (except that the Company shall not be responsible for any information relating to Purchaser and its Subsidiaries) and provides the Company Shareholders with sufficient information to permit each of them to form a reasoned judgement concerning the matters to be placed before the Meetings.

(3)
Without limiting the generality of the foregoing, the Scheme Circular must include (a) a statement that the Company Board has unanimously, after receiving legal and financial advice, determined that the terms of the Scheme are fair and reasonable and unanimously recommends that the Scheme Shareholders vote in favor of the Scheme Resolution at the Court Meeting and the Company Shareholders vote in favor of the General Meeting Resolutions at the General Meeting (collectively, the “Company Board Recommendation”) and (b) a statement that the Supporting Equityholders have entered into the Support Agreements and, pursuant thereto, have agreed to vote all their Ordinary Shares in favor of the Scheme Resolution at the Court Meeting and in favor of the General Meeting Resolutions at the General Meeting.

(4)
The Company shall give Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Scheme Circular, the application for the Order to Call Court Meeting, the application for Scheme Order and other related documents, and shall give reasonable consideration to any comments made by Purchaser and its counsel, and agrees that all information to the extent relating to Purchaser and its Subsidiaries included in the foregoing must be in a form and content satisfactory to Purchaser.

(5)
Purchaser shall provide all necessary information concerning Purchaser and its Subsidiaries that is required by Law to be included by the Company in the Scheme Circular or other related documents to the Company in writing, use commercially reasonable efforts to obtain any necessary consents from any of its advisors to the use of any financial, technical or other expert information required to be included in the Scheme Circular and to the identification in the Scheme Circular of each such advisor and shall use commercially reasonable efforts to ensure that such information does not contain any Misrepresentation concerning Purchaser or its Subsidiaries.

(6)
Purchaser will reasonably cooperate with and assist the Company in seeking the Order to Call Court Meeting and the Scheme Order, including by providing the Company on a timely basis any information reasonably required to be supplied by Purchaser in connection therewith and by causing AcquireCo to appear by counsel before the Court at the Court Hearing in order to undertake to be bound by and to comply with the provisions of the Scheme of Arrangement.

(7)
Each Party shall promptly notify the other Party if it becomes aware that the Scheme Circular contains a Misrepresentation, or otherwise requires an amendment or supplement or if the Court or a Securities Authority has requested further explanation or comment. The Parties shall cooperate in the preparation of any such amendment or supplement or explanation or commentary as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by applicable Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(8)
No filing or public dissemination of, or amendment or supplement to, the Scheme Circular will be made by the Company without providing Purchaser a reasonable opportunity to review and comment thereon and without Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

Section 2.5	Scheme Order.

(1)
If the Required Shareholder Approvals are obtained, as soon as reasonably practicable after the Meetings and in any event within ten (10) Business Days thereafter unless otherwise agreed to in writing by the Company and Purchaser each acting reasonably, the Company shall, pursuant to the Companies Law and in cooperation with Purchaser, prepare and file an application to the Court to hold the Court Hearing and (subject to the satisfaction or waiver of each of the conditions precedent set forth in Section 6.1 (excluding Section 6.1(4)), Section 6.2 and Section 6.3) issue the Scheme Order.

(2)
As soon as reasonably practicable after the satisfaction or waiver of all of the conditions precedent set forth in Sections 6.1(1), 6.2(4) and 6.2(5) and in any event within ten (10) Business Days thereafter unless otherwise agreed to in writing by the Company and Purchaser each acting reasonably, the Company shall in cooperation with the Purchaser (and subject to the Company and the Purchaser each confirming to the other, in their entire discretion, that all of the remaining conditions precedent (excluding Section 6.1(4)) have been satisfied or waived) confirm to the Court (either in person or by correspondence, as the Court may direct) that all of the conditions precedent set forth in Section 6.1 (excluding Section 6.1(4)), Section 6.2 and Section 6.3 have been satisfied or waived and request the Court to issue the Scheme Order.

Section 2.6	Court Proceedings.

In connection with all Court proceedings relating to obtaining the Order to Call Court Meeting and the Scheme Order, the Company shall:

(1)	diligently pursue, and cooperate with Purchaser in diligently pursuing, the Order to Call Court Meeting and the Scheme Order;

(2)
provide legal counsel to Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court (including any affidavits) in connection with the Scheme, and give reasonable consideration to all such comments;

(3)
provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Order to Call Court Meeting or the Scheme Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Order to Call Court Meeting or the Scheme Order;

(4)
ensure that all material filed with the Court in connection with the Scheme is consistent with this Agreement and the Scheme of Arrangement (subject to any amendments required by the Court and as agreed between the Purchaser and the Company);

(5)
not file any material with the Court in connection with the Scheme or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations, or diminishes or limits Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(6)
oppose any proposal from any Person that the Scheme Order contain any provision inconsistent with this Agreement, and if required by the terms of the Scheme Order or by Law to return to Court with respect to the Scheme Order do so only after notice to, and in consultation and cooperation with, Purchaser; and

(7)
not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Order to Call Court Meeting and the application for the Scheme Order as such counsel considers appropriate for the purposes of obtaining the Order to Call Court Meeting or the Scheme Order.

Section 2.7	Scheme Order and Effective Date.

(1)
The Company shall, to the extent permitted by applicable Law, amend the Scheme of Arrangement from time to time at the reasonable request of Purchaser in accordance with the terms of this Agreement; provided that no such amendment is inconsistent with the Order to Call Court Meeting or the Scheme Order or is prejudicial to the Company or the Company Securityholders.

(2)	The Company shall file a copy of the Scheme Order with the Guernsey Registry as soon as practicable, but in any event within seven (7) days, after its making.

(3)
The closing of the Scheme (the “Closing”) will take place at 9:00 a.m., New York City time, at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, (a) on such date after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions at the Closing) as the applicable Parties are set to appear before the Court and request, pursuant to Section 2.5(2), the Court to issue the Scheme Order, or (b) at such other time, date and location as may be agreed to in writing by the Parties.

(4)
The Scheme will become effective upon the filing with the Guernsey Registry of the Scheme Order sanctioning the Scheme under Part VIII of the Companies Law.  The date and time at which the Scheme becomes effective is referred to in this Agreement as the “Effective Time”.

Section 2.8	Treatment of Certain Company Convertible Securities and ESAP.

(1)
Company Options.  If a Company Optionholder exercises his or her Company Options following the date of this Agreement and holds Scheme Shares at the Scheme Record Time, such Company Optionholder shall be treated as a Scheme Shareholder and shall receive the Consideration under the Scheme of Arrangement.

The right to vote in respect of the Scheme Resolution and the General Meeting Resolutions shall extend to any Ordinary Shares which are issued prior to the Scheme Voting Record Time as a result of the valid exercise of any Company Options.  Each Company Option which is outstanding and which has not been exercised prior to the Effective Date (and whether vested or unvested): (i) that has a per share exercise price less than the Consideration shall be canceled and terminated at the Effective Time and the holder of such Company Option shall automatically be entitled to be paid by the Company, in full satisfaction of the rights of such holder with respect thereto, an amount equal to (a) the excess of the Consideration over the per share exercise price of such Company Option, multiplied by (b) the total number of Ordinary Shares subject to such Company Option (which, in the case of a Company Option that vests in whole or in part on the basis of achievement of performance goals, shall be determined as if performance were achieved at 100% of targeted performance) (it being understood and agreed that such exercise price shall not actually be paid to the Company by the Company Optionholder); and (ii) that has a per share exercise price equal to or greater than the Consideration shall be canceled and terminated at the Effective Time, without any payment in respect thereof (or, if expressly required by the Company Option Plan or applicable Law, for payment of $0.01 in respect of each Ordinary Share covered by the Company Option), in full satisfaction of the rights of such holder with respect thereto.  At the Effective Time, each Company Optionholder shall cease to be a holder of Company Options, such holder’s name shall be removed from the applicable register, the Company Option Plan and all agreements and other arrangements relating to the Company Options shall be terminated and be of no further force and effect.  Promptly after the Effective Time (but in any event not later than the next payroll date following the Effective Time; provided that, if the Effective Time occurs within five (5) Business Days prior to such payroll date, such payment may instead be made on the immediately following payroll date), the Company shall pay to Company Optionholders any amounts due pursuant to this Section 2.8(1), subject to Section 2.10; such payment shall be made through its payroll systems with respect to Company Optionholders to the extent required by applicable Law or to the extent consistent with the Company’s customary payroll processes.

(2)
ESAP.  Prior to the Effective Time, the Company shall take all actions necessary to (i) terminate the ESAP effective as of, and contingent upon, the Effective Time and (ii) suspend any new contribution periods following the date hereof and through such termination. Any outstanding Ordinary Shares held in the ESAP Trust shall be treated as Scheme Shares for purposes of this Agreement, and the Consideration received by the ESAP Trust therefor shall be appropriately applied to the accounts of the ESAP participants and distributed to such ESAP participants within ninety (90) days following the Effective Time, in accordance with the terms of the ESAP.

(3)
Company Warrants.  If a Company Warrantholder exercises its Company Warrants following the date of this Agreement and holds Scheme Shares at the Scheme Record Time, such Company Warrantholder shall be treated as a Scheme Shareholder and shall receive the Consideration under the Scheme of Arrangement.  The right to vote in respect of the Scheme Resolution and the General Meeting Resolutions will extend to any Ordinary Shares which are issued prior to the Scheme Voting Record Time as a result of the valid exercise of any Company Warrants. Each Company Warrant that is outstanding and that has not been exercised prior to the Effective Date shall remain outstanding in accordance with its terms and shall, from and after the Effective Time, represent only the right to be paid by the Company, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the Consideration multiplied by the total number of Ordinary Shares subject to such Company Warrant (less applicable withholdings and other source deductions), subject to payment to the Company by such holder of the per share exercise price of such Company Warrant multiplied by the total number of Ordinary Shares subject to such Company Warrant.

(4)
Exchangeable Preferred Shares. The Company shall cause the board of directors of NYX Digital Gaming (Canada) ULC to, in accordance with Article 26, establish a “Redemption Date” (as such term is defined in Article 26) for the redemption of each outstanding Exchangeable Preferred Share pursuant to and in accordance with Article 26 in exchange for a number of Ordinary Shares equal to the Effective Exchange Ratio (as such term is defined in Article 26) in effect on the “Redemption Date”.  In accordance with Article 26, such “Redemption Date” shall be the Effective Date. The Company shall cause the board of directors of 1044200 B.C. Ltd. to exercise its overriding Redemption Call Right (as such term is defined in the Callco Support Agreement) in accordance with Article 26 and the Callco Support Agreement, such that on the Effective Date, each Exchangeable Preferred Share will be purchased by 1044200 B.C. Ltd. for a number of Ordinary Shares equal to the Effective Exchange Ratio (as such term is defined in Article 26) in effect on the Effective Date

(5)
Corporate Actions.  At or prior to the Effective Time, the Company, the Company Board and the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary or advisable to effectuate the provisions of this Section 2.8.

Section 2.9	Payment of Consideration.

(1)
Purchaser shall, by no later than the Closing, provide or cause to be provided to the Depositary sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and Purchaser, each acting reasonably) to pay the aggregate Consideration due to the Scheme Shareholders pursuant to the Scheme of Arrangement (including, for the avoidance of doubt, the aggregate Consideration due to ESAP participants whose accounts hold Ordinary Shares that shall be treated as Scheme Shares). Purchaser shall, or shall cause AcquireCo or the Company, as applicable, to, make the payments required under Section 2.8 to the applicable holders of the Company Convertible Securities pursuant to the terms of Section 2.8.

Section 2.10	Withholding Taxes.

(1)
Purchaser, AcquireCo, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholder, including the Company Optionholders, under this Agreement or the Scheme of Arrangement (including with respect to proceeds from the termination of the ESAP) such amounts as Purchaser, AcquireCo, the Company or the Depositary, as applicable, are required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes; provided that in the event Purchaser, AcquireCo or the Depositary becomes aware of any withholding requirements (other than in respect of employment or payroll Taxes or U.S. federal backup withholding) that may be applicable to any payments to be made pursuant to this Agreement or the Scheme of Arrangement, Purchaser or the Depositary shall inform the Company as soon as reasonably practicable (but in any event no later than the 10th day before the Closing, or if such awareness first occurs after such 10th day before the Closing, then promptly after such awareness occurs) of the amount to be withheld and the basis for such withholding and shall reasonably cooperate with the Company to obtain any available exemptions from or reductions of such withholding.  Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to this Agreement or the Scheme of Arrangement and shall be treated for all purposes under this Agreement or the Scheme of Arrangement, as applicable, as having been paid to the Company Securityholder in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

(2)
Pursuant to U.S. Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), the Company shall deliver (or cause to be delivered) to AcquireCo prior to the Closing a statement (in a form reasonably acceptable to Purchaser) of each of the Regarded U.S. Subsidiaries and any other Subsidiary of the Company that is a “United States person” (within the meaning of Section 7701(a)(30) of the Code) certifying that the equity interests of such Subsidiary do not constitute “United States real property interests” (within the meaning of Section 897(c)(1) of the Code).

Section 2.11	Announcement and Shareholder Communications.

Purchaser and the Company shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Party’s announcement to be approved by the other Party in advance, each acting reasonably.  Purchaser and the Company agree to cooperate in the preparation of presentations, if any, to the Company Shareholders regarding the transactions contemplated by this Agreement and no Party shall:

(1)
issue any news release or otherwise make public announcements with respect to this Agreement or the transactions contemplated hereby without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed);

or

(2)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing under Law or stock exchange rules, and the Party making such disclosure or filing shall use commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review and comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.  Notwithstanding the foregoing, nothing in this Section 2.11 shall limit the ability of any Party to make disclosures that are consistent in all material respects with the prior public disclosures by the Parties regarding this Agreement or the transactions contemplated hereby, provided that such prior public disclosures were made in compliance with this Section 2.11.

Section 2.12	Takeover Offer.

(1)
At any time prior to the Effective Time, and subject to giving the Company no less than 5 Business Days’ notice of its intention to do so, Purchaser and AcquireCo shall be entitled to effect the Acquisition by way of the Offer rather than the Scheme (such election being an “Offer Election”), if Purchaser reasonably determines, in good faith, that effecting the Acquisition by way of the Offer would reasonably be expected to increase the likelihood that the Acquisition will be consummated.

(2)
In the event of an Offer Election, the Parties agree (i) to cooperate fully and in good faith to make appropriate amendments to the provisions of this Article 2 and to provide for such other modifications to this Agreement, in each case, to the extent such amendment or modification is necessitated by effecting the Acquisition by way of the Offer rather than the Scheme; provided, however, that no such amendment or modification shall (a) alter or change in any way (including as to the amount or kind) the Consideration, (b) adversely affect in any material respect the Tax treatment of Company Securityholders as a result of the Acquisition or (c) adversely and materially affect any Party’s ability to satisfy any of the conditions set forth in Article 6; provided, further, that all other provisions of this Agreement that are not required to be amended or modified in order to give effect to the Offer Election shall apply to the Offer and the subsequent consummation of the Acquisition; (ii) that Purchaser shall prepare the definitive agreement providing for all such amendments and modifications to this Agreement for execution by the Parties and that the Parties shall use their respective reasonable best efforts to execute such definitive agreement as promptly as practicable and (iii) that each Party shall use its reasonable best efforts to cause the transactions contemplated by this Agreement, as so amended and modified, to be consummated as soon as practicable thereafter and in accordance with the terms of this Agreement, as so amended and modified.

Section 2.13	Designation of AcquireCo.

Prior to the Closing and subject to obtaining the consent of the Court (to the extent required), Purchaser may designate any of its wholly owned Subsidiaries (including, for the avoidance of doubt, a newly-formed wholly owned Subsidiary) to act in place of, or jointly with, AcquireCo, and to perform all or any part of the obligations of AcquireCo under this Agreement, in which event all references herein to AcquireCo will be deemed to refer to such Subsidiary, or jointly to AcquireCo and such Subsidiary, as appropriate; provided, however, that no such designation will in any event limit or affect the obligations of Purchaser or AcquireCo under this Agreement to the extent not performed by such Subsidiary; provided, further, that Purchaser shall not be permitted to designate any such Subsidiary if such designation would reasonably be expected to (a) adversely affect in any material respect the Tax treatment of Company Securityholders as a result of the Acquisition or (b) adversely and materially affect any Party’s ability to satisfy any of the conditions set forth in Article 6.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company.

(1)
Except as set forth in the correspondingly numbered Section of the Company Disclosure Letter (or in any other Section of the Company Disclosure Letter to the extent that it is reasonably apparent based on the content and context of such disclosure that such disclosure is applicable to the representations and warranties contained in such other Section), or as disclosed in the Company Filings publicly filed prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” or similar section, however captioned, and any disclosures included in any such Company Filings that are cautionary, predictive or forward looking in nature), the Company represents and warrants to Purchaser and AcquireCo, as of the date of this Agreement, as set forth in Schedule C, and acknowledges and agrees that Purchaser and AcquireCo are relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Acquisition.

(2)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Acquisition and shall expire and be terminated at the Effective Time.

(3)
Notwithstanding any other provision of this Agreement, except in the event of fraud, each of Purchaser and AcquireCo acknowledges and agrees that neither the Company nor any other Person on behalf of the Company, has made, or is making any representation or warranty whatsoever, express or implied (and, except in the event of fraud), neither Purchaser nor AcquireCo has relied on any representation, warranty or statement of any kind by the Company or any of its Affiliates or any of their respective agents or Representatives, including any representation, warranty or statement as to the accuracy or completeness of information), beyond those expressly given in this Section 3.1, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, except in the event of fraud, it is understood that any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Purchaser, AcquireCo or any of its respective Affiliates or Representatives pursuant to the Confidentiality Agreement (including, for the avoidance of doubt, any cost estimates, financial or other projections or other predictions that may be contained or referred to such information, documents or other materials) or management presentations that have been or shall hereafter be provided to Purchaser or AcquireCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made with respect thereto or the accuracy or completeness thereof except as may be expressly set forth in this Agreement.

Section 3.2	Representations and Warranties of Purchaser and AcquireCo.

(1)
Except as disclosed in the Purchaser Filings publicly filed prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” or similar section, however captioned, and any disclosures included in any such Purchaser Filings that are cautionary, predictive or forward looking in nature), Purchaser and AcquireCo, as applicable, represent and warrant to the Company, as of the date of this Agreement, as set forth in Schedule D, and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Acquisition.

(2)	The representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Acquisition and shall expire and be terminated at the Effective Time.

(3)
Notwithstanding any other provision of this Agreement, except in the event of fraud, the Company acknowledges and agrees that none of Purchaser, AcquireCo, nor any other Person on behalf of Purchaser or AcquireCo, has made, or is making any representation or warranty whatsoever, express or implied (and, except in the event of fraud, the Company has not relied on any representation, warranty or statement of any kind by Purchaser, AcquireCo or any of their respective Affiliates or any of their respective agents or Representatives, including any representation, warranty or statement as to the accuracy or completeness of information), beyond those expressly given in this Section 3.2, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Purchaser, AcquireCo or any of their respective Subsidiaries. Without limiting the generality of the foregoing, except in the event of fraud, it is understood that any information, documents or other materials (including any such materials reviewed by the Company or any of its respective Affiliates or Representatives pursuant to the Confidentiality Agreement (including, for the avoidance of doubt, any cost estimates, financial or other projections or other predictions that may be contained or referred to such information, documents or other materials) or management presentations that have been or shall hereafter be provided to the Company or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Purchaser and AcquireCo, and no representation or warranty is made with respect thereto or the accuracy or completeness thereof except as may be expressly set forth in this Agreement

Article 4
COVENANTS

Section 4.1	Conduct of Business by the Company Pending the Acquisition.

Between the date of this Agreement and the earliest to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article 7, except (i) as may be required by Law, (ii) as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as required pursuant to this Agreement, or (iv) as set forth in Section 4.1 of the Company Disclosure Letter, (x) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to carry on its business in the Ordinary Course and use commercially reasonable efforts to preserve substantially intact its current business organizations, to keep available the services of its then-current officers and employees and to preserve its relationships with Governmental Entities (including applicable Gaming Authorities), customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having significant business dealings with it, and to preserve the goodwill of the Company or any of its Subsidiaries, provided, however, that no action by the Company or its Subsidiaries with respect to matters addressed by any provision of sub-clause (y) of this Section 4.1 shall be deemed a breach of the covenants contained in this Section 4.1 unless such action would constitute a breach of one or more specific provisions of sub-clause (y) of this Section 4.1, and (y) the Company shall not and shall not permit any of its Subsidiaries to:

(1)	amend or otherwise change its Constitutional Documents;

(2)
except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of capital stock (or other equity interests) of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares of capital stock (or other equity interests) or rights settled in cash or other property based in whole or in part on the value of such shares of capital stock (or other equity interests); provided, however, that the Company may issue Ordinary Shares upon the exercise, settlement, conversion or exchange, as applicable, of any outstanding Company Convertible Security, in each case, issued prior to the date hereof;

(3)
(i) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock (or other equity interests), other than dividends paid by any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company; (ii) split, combine, reclassify or amend the terms of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries; (iii) redeem, purchase or otherwise acquire any shares of the Company’s capital stock or other equity interests or securities; or (iv) amend, modify or supplement any Company Equity Documents or the terms of any Company Convertible Securities;

(4)
(i) increase the wages, salaries, bonuses, severance, change in control, retention, termination pay or other compensation or benefits to any Participant except for increases in compensation or benefits (other than change in control or retention compensation or benefits) made in the Ordinary Course payable to any non-executive employee of the Company and its Affiliates who receives, as of the date hereof, an annual base salary of $150,000 or less; (ii) enter into, adopt, terminate or amend (A) any collective bargaining agreement or other agreement with a labor union or other labor organization, (B) any severance or change-in-control arrangement or other Company Benefit Plan or (C) any plan, program, agreement, arrangement or policy that would be a Company Benefit Plan if in effect on the date hereof (except as otherwise permitted by sub-clause (iii) of this Section 4.1(y)(4)); (iii) enter into any employment agreement or offer letter other than (A) customary employment agreements and offer letters for new hires located outside of the United States (w) in the Ordinary Course, (x) as customary in the applicable jurisdiction, (y) as required by applicable Law or (z) that are terminable on less than ninety (90) days’ notice without penalty and without severance pay exceeding the amount required under applicable Law, (B) employment agreements and offer letters with new hires located in the United States who receive an annual base salary of $150,000 or less, to the extent necessary (I) to replace a departing employee and providing for compensation and benefits substantially similar to those provided to the departing employee or (II) to fill a newly created position that is required for legitimate business purposes and providing compensation and benefits consistent with those generally provided to similarly situated employees of the Company, and (C) extension of employment agreements with individuals located in or outside of the United States who receive an annual base salary of $150,000 or less, in the Ordinary Course (it being understood that such Ordinary Course extensions arise only to the extent the term of such employment agreement is subject to expiration or renewal on or after the date hereof and prior to the Effective Time) and without an increase in compensation or benefits exceeding 10% of the value of such compensation and benefits immediately preceding such increase; (iv) plan, announce, implement or effect any reduction in force or layoff with respect to any group of two (2) or more employees of the Company or any Subsidiary thereof; or (v) transfer or relocate (x) any individual employee with an annual base salary of $150,000 or more or (y) any group of five (5) or more employees, in each case, other than to fill an open position with the Company;

(5)
grant, confer or award, or accelerate the vesting or settlement of, options, convertible securities, restricted stock, restricted stock units or other rights to acquire any capital stock of the Company or any of its Subsidiaries or any equity-based award based in whole or in part on the capital stock of the Company or any of its Subsidiaries, whether settled in cash, securities or other property, or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable Company Option;

(6)
acquire (including by merger, consolidation, or acquisition of stock or assets) any ownership interests in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, or make any investment or capital contribution in or to any Person, except with respect to any acquisition of any ownership interests in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets with a purchase price (assuming payment of all contingent consideration, deferred payments, retention payments and other similar payments) not exceeding $3,000,000 in the aggregate with all other such acquisitions (including, for the avoidance of doubt, any acquisitions pursuant to Company Material Contracts of the type described in Section (20)(a)(iii) of Schedule C); provided, however, that in no event shall the Company or any of its Subsidiaries acquire any such interest if (x) after giving pro forma effect to such acquisition, the Company’s consolidated net income (loss) would reasonably be expected to increase or decrease by more than $500,000 or (y) such acquisition or investment would require any Person to make, give or obtain any additional consent, registration, approval, finding of suitability, license, declaration, notice or filing under any Gaming Law or would reasonably be expected to jeopardize any regulatory consent, registration, approval, authorization, license, application or finding of suitability of Purchaser or the Company or any of their respective Subsidiaries;

(7)
sell, dispose of, transfer, lease, license, mortgage, pledge or encumber any material, individually or in the aggregate, assets of the Company and its Subsidiaries (excluding Company Owned IP or Licensed IP Rights, which are addressed in Section 4.1(y)(8) below), taken as a whole, other than in the Ordinary Course;

(8)	sell, dispose of, transfer, lease, mortgage, pledge or encumber any (i) Company Registered IP, (ii) other Company Owned IP or (iii) Licensed IP Rights;

(9)
license or grant any covenants not to sue with respect to any (i) Company Registered IP, (ii) other material Company Owned IP or (iii) material Licensed IP Rights, in each case other than (A) grants of non-exclusive licenses or covenants not to sue in the Ordinary Course (excluding grants, directly or indirectly, of material, individually or in the aggregate, licenses to or covenants not to sue competitors) and (B) exclusive licenses that may be terminated on ninety (90) days’ or less notice;

(10)
(i) include any Company Owned IP in any patent pool or subject any Company Owned IP to a license or covenant not to sue, or an obligation to grant a license or covenant not to sue as part of a patent pool, or (ii) include any Company Owned IP in any arrangement with a competitor of the Company or any of its Subsidiaries under which Company Owned IP may be licensed or made subject to a covenant not to sue to any third parties together with any Intellectual Property Rights owned by such competitor;

(11)
abandon, cancel, allow to lapse or fail to maintain any Company Registered IP; provided, however, that the Company and its Subsidiaries may allow Trademarks included in the Company Registered IP that the Company and its Subsidiaries are no longer using or intend to discontinue using to lapse by not filing statements of use or declarations of continued use, as applicable, by the applicable final deadline for such filing;

(12)
enter into any exclusive supply arrangement other than in the Ordinary Course; provided, however, that the Company and its Subsidiaries may enter into any exclusive supply arrangements with respect to content with a term not exceeding six (6) months;

(13)
incur any Indebtedness or guarantee any Indebtedness of any Person (other than guarantees of Indebtedness of the Company or any of its wholly owned Subsidiaries), except for Indebtedness incurred under existing working capital facilities in the Ordinary Course, in each case, so long as following such incurrence the Company’s consolidated net Indebtedness (measured as Indebtedness for borrowed money less unrestricted cash and cash equivalents (excluding any cash and cash equivalents obtained through such incurrence), it being understood that the outstanding face amount of any letters of credit issued after the date of this Agreement shall be counted as Indebtedness for borrowed money for purposes of this calculation) does not exceed $320,000,000 (based on currency exchange rates as of the date of this Agreement);

(14)
(i) make any loan or advance to any Person other than a wholly owned Subsidiary of the Company, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than support arrangements for wholly owned Subsidiaries of the Company consistent with past practice), (iii) make or agree to make any capital expenditures except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been made available to Purchaser prior to the date of this Agreement, or (B) any unbudgeted capital expenditures that do not exceed $350,000 in the aggregate or (iv) enter into any material new line of business outside of its existing business or engage in the conduct of business that would require the receipt of any additional Authorizations (including Gaming Approvals) of a Governmental Entity (including a Gaming Authority) in connection with the consummation of the Acquisition and the transactions contemplated hereby;

(15)
(i) materially modify, amend, cancel or terminate or waive, release or assign any material rights or claims with respect to, any Company Material Contract or enter into any Contract which, if entered into prior to the date hereof, would be a Company Material Contract, except in the Ordinary Course, in each case, other than Company Material Contracts of the type described in Section (20)(a)(xi) of Schedule C (for the avoidance of doubt, for which the Ordinary Course exception shall not apply), (ii) enter into any Contract that following consummation of the Acquisition could reasonably be expected to restrict or otherwise bind Purchaser or any of its Affiliates (other than the Company and its Subsidiaries) and that, in the case of this clause (ii), (x) contains “most favored nation”, “exclusivity” or similar provisions for the benefit of any third party, (y) contains discount, incentive or other similar arrangements that following consummation of the Acquisition would (or under certain circumstances could) obligate Purchaser or any of its Affiliates (other than the Company and its Subsidiaries) to provide its products or services to a third party at a cost below Purchaser’s or such Affiliate’s ordinary retail pricing for such product or service or (z) obligates or purports to obligate any existing or future non-controlled Affiliate of the Company (including any parent entity) to grant licenses to any Intellectual Property Rights or (iii) enter into any material Contract containing any “change of control”, “anti-assignment” or similar provisions that would be implicated by the transactions contemplated by this Agreement or containing termination or penalty provisions that would be triggered by the consummation of the transactions contemplated by this Agreement;

(16)
materially modify, amend, cancel or terminate any material Brand/IP License Agreement (other than with respect to licenses for commercially available software or hardware) or enter into any new Brand/IP License Agreement (A) with a term of more than seven (7) years, (B) providing for a guarantee or advance (or similar payment) of more than $500,000, with respect to an individual license agreement, or $2,000,000, with respect to all license agreements in the aggregate, (C) which contains restrictions on the ability of the Company or any of its Affiliates (including, from and after the Effective Time, Purchaser) to enter into or maintain any Contract of the type described in the definition of Brand/IP License Agreement or (D) with any counterparty set forth on Section 4.1(16) of the Company Disclosure Letter;

(17)
make any material change in accounting, except (i) as required by IFRS (or any interpretation or enforcement thereof), a Governmental Entity (including the International Accounting Standards Board or any similar organization), or (ii) as required by a change in applicable Law (or any interpretation or enforcement thereof);

(18)
waive, release, assign, settle or compromise any (X) governmental complaint or Proceeding (other than Proceedings related to Taxes, which are subject to Section 4.1(y)(20)) or (Y) claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation concerning this Agreement) or other Proceedings, other than, in each case, settlements, waivers or releases of, or compromises for, any such litigation or other Proceedings in which the amounts paid or to be paid (A) do not exceed established reserves (excluding accrued legal fees and expenses) for such Proceedings as of December 31, 2016, as made available to Purchaser or are contained in the Company Financial Statements, or (B) are funded, subject to payment of a deductible, by insurance coverage maintained by the Company and its Subsidiaries without any actual or reasonably expected material increase in the premiums due under such policies or are for less than $50,000 individually or $200,000 in the aggregate, and, in each case, such settlement or compromise does not include any material non-monetary remedies;

(19)
enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify or amend in any material respect, or exercise any right to renew, any Company Lease or acquire any interest in real property, other than renewals of Company Leases in the Ordinary Course; provided that no such renewals shall be for a term of longer than one (1) year and no such renewal shall entail a material increase in rent;

(20)
except as required by applicable Law or the published interpretation or enforcement thereof, make or rescind any material Tax election, change any material Tax method, consent to any extension or waiver of the statute of limitations period in respect of Taxes, file any amended Tax Return that is material or settle or compromise any material federal, state, provincial, local or foreign income Tax liability, other than in the Ordinary Course;

(21)	fail to maintain insurance consistent in all material respects with past practice for the business of the Company and its Subsidiaries, taken as a whole;

(22)	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company; or

(23)	enter into any written agreement to do any of the foregoing.

Section 4.2	Company Covenants Regarding the Acquisition.

(1)
The Company shall use reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Acquisition as soon as practicable, including:

(a)
using reasonable best efforts to obtain and maintain all third-party Authorizations that are (A) required by any Governmental Entity to consummate the Acquisition or (B) required in order to maintain the Company Material Contracts in full force and effect following completion of the Acquisition, in each case, on terms that are reasonably satisfactory to Purchaser;

(b)
subject to Section 4.4(4) and Section 4.14, using reasonable best efforts to, with the prior approval of Purchaser, oppose, lift or rescind any Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or restrict or adversely affect the consummation of the Acquisition and defend, or cause to be defended, any Proceedings, to which it is a party, challenging the Acquisition or this Agreement; and

(c)
carrying out in accordance with and subject to the terms of this Agreement, the Order to Call Court Meeting and the Scheme Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to this Agreement or the Acquisition.

(2)	The Company shall promptly notify Purchaser of:

(a)
any Material Adverse Effect or any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(b)	any material notice or other communication from any Person alleging that the consent (or other Authorization) of such Person is required in connection with this Agreement or the Scheme;

(c)
any material notice or communication from any Governmental Entity in connection with this Agreement or the Scheme (and the Company shall contemporaneously provide a copy of any such written notice or communication to Purchaser); or

(d)	any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or its Subsidiaries that relate to this Agreement or the Scheme.

Section 4.3	Purchaser and AcquireCo Covenants Regarding the Acquisition.

(1)
Subject to Section 4.4, each of Purchaser and AcquireCo shall use reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Acquisition as soon as practicable, including:

(a)	provide such assistance as may be reasonably requested by the Company for the purposes of completing the Meetings;

(b)	subject to the terms and conditions of this Agreement and of the Scheme of Arrangement and applicable Laws, pay or cause to be paid the aggregate Consideration to be paid pursuant to the Scheme; and

(c)
promptly notify the Company of:  (i) any material notice or other communication from any Person alleging that the consent (or other Authorization) of such Person is required in connection with this Agreement or the Scheme; (ii) any material notice or communication from any Governmental Entity in connection with this Agreement or the Scheme (and Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); and (iii) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Purchaser or its Subsidiaries that relate to this Agreement or the Scheme.

Section 4.4	Regulatory Approvals and Gaming Approvals.

(1)
Each of the Parties agree to use its reasonable best efforts to (i) cause the conditions to the Acquisition set forth in Article 6 to be satisfied as promptly as practicable and (ii) obtain all necessary Regulatory Approvals and Gaming Approvals necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Acquisition, and make all necessary registrations, declarations and filings with, and notices to, any Governmental Entities (including pursuant to any applicable Antitrust Law necessary to start any applicable waiting period and including under Gaming Laws) and take all reasonable steps as may be necessary to obtain an approval from, any Governmental Entity necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Acquisition. In no event shall the Company (A) be required to agree to take or enter into any action which is not conditioned upon the consummation of the Acquisition or (B) agree to any obligation or concession or other action relating to the Regulatory Approvals or the Gaming Approvals without the prior written consent of Purchaser.

(2)
Each of the Company, Purchaser and AcquireCo agrees to (i) file all notifications required under any Antitrust Law or any Gaming Law with respect to this Agreement and the transactions contemplated hereby, including the Acquisition (including all required initial applications and documents in respect of officers and directors and Affiliates in connection with obtaining the Gaming Approvals (and where appropriate indications of further information to come by supplementary filing)) as soon as reasonably practicable (and, in any event, within ten (10) Business Days following the date hereof, other than with respect to Gaming Approvals, which shall be within thirty (30) days following the date hereof), (ii) supply, as promptly as reasonably practicable, any additional information and documentary material in its possession that may be requested pursuant to any Antitrust Law or any Gaming Law, and (iii) use reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable consistent with, and subject to, the other provisions of this Section 4.4 to (A) cause the expiration or termination of the applicable waiting periods under any applicable Antitrust Law as promptly as reasonably practicable, including, if possible under applicable Law, by requesting early termination thereof, and (B) obtain all Gaming Approvals required to permit the Parties to consummate the transactions contemplated by this Agreement or necessary to permit Purchaser to acquire, own and operate the Company.  Each of Purchaser and AcquireCo, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referred to in this Section 4.4 to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law or any Gaming Law, use reasonable best efforts to (x) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Proceeding initiated by a private party; (y) keep the other party reasonably informed of any substantive communication received by such party from, or given by such party to, any Governmental Entity and of any substantive communication received or given in connection with any Proceeding by a private party, in each case regarding any of the transactions contemplated hereby (other than to the extent relating to private or personal information pertaining to any individual which may remain confidential); and (z) reasonably permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference, where reasonably practicable to do so, with, any Governmental Entity or, in connection with any Proceeding by a private party, with any other Person, and to the extent permitted by such applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences (telephonic or in person), where reasonably practicable to do so and in good faith take the other party’s views into account regarding the overall strategic direction of obtaining such clearances; provided that Purchaser, after prior good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, shall have the principal responsibility for devising and implementing the strategy for obtaining any of the Antitrust Approvals or Gaming Approvals and shall take the lead in all meetings and communications with, or Proceeding involving, any Governmental Entity in connection with obtaining the Antitrust Approvals and the Gaming Approvals; provided, however, that the consent of each Party shall be required prior to the taking of any action (including the failure to take any such action) in connection with obtaining the Antitrust Approvals or any Gaming Approvals if such action (or failure to act) would be reasonably likely to materially delay, or materially impair the likelihood of obtaining, any such approvals.

(3)
In furtherance and not in limitation of the covenants of the Parties contained in Section 4.4(1) and Section 4.4(2), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or Gaming Law or if any Proceeding, whether judicial or administrative, is instituted (or threatened in writing to be instituted) by any Governmental Entity or any other private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or Gaming Law or which would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Acquisition and the other transactions contemplated by this Agreement, each of Purchaser and the Company shall, subject to the other provisions of this Section 4.4, use reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed. Purchaser shall not authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of a substantial equity interest in or a substantial portion of the assets of any Person or any business or division thereof that has not already been publicly announced as of the day before the date of this Agreement, in each case whether by merger, consolidation, combination, acquisition of stock or assets or formation of a joint venture or otherwise, that, in each case, would reasonably be expected to prevent, materially delay, make more difficult in any material respect or materially impede the Acquisition or the consummation of any other transactions contemplated hereby.

(4)
Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Purchaser or any of its Subsidiaries be obligated to, and the Parties’ “reasonable best efforts” in this Section 4.4 or elsewhere in this Agreement shall not be construed to, require Purchaser or any of its Subsidiaries to, (i) agree to, or proffer to, divest or hold separate, or enter into any licensing or similar arrangement with respect to, any business or assets (whether tangible or intangible) of Purchaser, the Company or any of their respective Subsidiaries or (ii) agree to any regulatory undertakings or remedies, other than, in the case of clauses (i) or (ii), divestitures, licensing arrangements, undertakings or remedies that, if applied to the Company and its Subsidiaries, would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (without giving effect to any of the exclusions set forth in clauses (a) through (l) in the definition of such term).

Section 4.5	Access to Information; Confidentiality.

(1)
From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Laws upon reasonable notice, the Company shall and shall cause its Representatives to afford to Purchaser and to Representatives of Purchaser, such access as Purchaser may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to the Company’s and its Subsidiaries’ officers, employees, agents, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide access to, or cause its Subsidiaries to provide access to, or disclose any information or documents to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information or (ii) access to such documents or information would, in the reasonable judgment of the Company, give rise to a risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Purchaser in a way that would not violate the applicable Law or waive such a privilege. In the event that the disclosure of any information or documents would result in the violation of any applicable Laws, the Company shall use its reasonable best efforts to implement customary “clean-room” or other similar arrangements if the Company reasonably determines, upon advice of outside counsel, that such arrangements are necessary to comply with applicable Law.

(2)
Any investigation conducted pursuant to the access contemplated by this Section 4.5 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the properties of the Company or any of its Subsidiaries shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing of any environmental media without the Company’s prior written consent, in its sole discretion.

(3)
Investigations made by or on behalf of Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(4)
Each of the Parties acknowledges that the Confidentiality Agreement continues to apply and that any information provided under this Section 4.5 shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.6	Notice Provisions.

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(a)
cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)
Notification provided under this Section 4.6 will not affect or modify the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. The failure to give notice in accordance with the foregoing shall not in and of itself be deemed to constitute the failure of any condition set forth in Section 6.2(2) or Section 6.3(2) to be satisfied. The terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Agreement, including this Section 4.6.

Section 4.7	Insurance and Indemnification.

(1)
Prior to the Effective Date, the Company shall purchase customary “tail” or “run-off” policies of directors’ and officers’ liability insurance providing protection no less favorable in the aggregate to the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date for each person covered by the Company’s directors’ and officers’ liability insurance as in effect as of the date hereof, and Purchaser shall or shall cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Purchaser shall not be responsible for paying any premiums in respect of such coverage prior to the Effective Time.

(2)
Purchaser shall and shall cause the Company (and any successors) to honor all rights to indemnification, expense advancement and exculpation now existing in favor of present and former directors and officers of the Company or any of its Subsidiaries and that come to exist in favor of any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (collectively, the “Indemnified Persons”), and Purchaser shall cause the Company to ensure that the Constitutional Documents of the Company and its Subsidiaries (or any successor thereto) contain substantially the same provisions with respect to indemnification, expense advancement and exculpation set forth in the Constitutional Documents of the Company and its Subsidiaries in effect immediately prior to the Effective Date, which provisions shall not, except to the extent required by Law, be amended, repealed or otherwise modified for a period of six (6) years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who at any time on or before the Effective Date, were directors or officers of the Company.

(3)
Without limiting the generality of the provisions of 4.7(2), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Company and its Subsidiaries as of the Effective Time shall (and Purchaser shall cause the Company and its Subsidiaries as of the Effective Time to), to the extent permitted by applicable Law, indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates which occurred prior to or at the Effective Time or (ii) any of the transactions contemplated by this Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Company and its Subsidiaries as of the Effective Time shall (and Purchaser shall cause the Company and its Subsidiaries as of the Effective Time to), to the extent permitted by applicable Law, advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder. If, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Purchaser a written notice asserting in good faith a claim for indemnification or advancement of expenses under this Section 4.7(3), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. Notwithstanding anything to the contrary set forth in this Section 4.7(3) or elsewhere in this Agreement, neither the Company nor any of its Affiliates (including, following the Effective Time, Purchaser) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(4)
The provisions of this Section 4.7 are intended for the benefit of, and shall be enforceable by each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives. Purchaser acknowledges to such insured or indemnified persons their direct rights against it under this Section 4.7, which is intended for the benefit of, and shall be enforceable by, each such person, his or her heirs, executors, administrators and other legal representatives, and the Company agrees to enforce such provisions on their behalf.

(5)
If Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all of substantially all of its properties and assets to any Person, the Company and Purchaser shall ensure that any such successors or assigns (including, as applicable, any acquirer of substantially all of the properties and assets of the

Company or its Subsidiaries) shall assume all of the obligations set forth in this Section 4.7.

(6)
Purchaser will, and will cause the Company to, honor and abide by and perform the terms of all indemnification agreements of the Company and its Subsidiaries with their respective directors, officers and employees in effect on the Effective Date.

(7)	The provisions of this Section 4.7 shall survive completion of the Acquisition and continue in full force and effect for a period not less than six (6) years following the Effective Date.

Section 4.8	Financing.

(1)
Purchaser shall, and shall cause FinanceCo to, use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions, taken as a whole (including the flex provisions), described in the Debt Commitment Letters, including executing and delivering all such documents and instruments as may be reasonably required thereunder, and using its respective reasonable best efforts to:

(a)
comply with and maintain in effect the Debt Commitment Letters, negotiate and enter into Financing Agreements with respect thereto (and maintain in effect and comply with the terms thereof) on the terms and conditions contained in the Debt Commitment Letters (as such terms may be modified or adjusted in accordance with the terms of any “flex” provisions set forth in the Debt Commitment Letters (including as specified in any Fee Letter)) or on other terms no less favorable, taken as a whole, to Purchaser and FinanceCo than those contained in the Debt Commitment Letters; provided, however, that, without limiting the foregoing, in no event shall any of the Financing Agreements, except in accordance with the terms of the Debt Commitment Letters:  (i) reduce the aggregate amount of the Debt Financing provided for in the Debt Commitment Letter in a manner that would adversely impact in any material respect the ability of Purchaser and AcquireCo to consummate the Acquisition; (ii) expand, amend or modify the conditions to the receipt or funding of the Debt Financing beyond those expressly set forth in the Debt Commitment Letters in a manner that would adversely impact in any material respect the ability of Purchaser and FinanceCo to obtain the Debt Financing or impose any new or additional conditions to the receipt or funding of the Debt Financing in a manner that would adversely impact in any material respect the ability of Purchaser and FinanceCo to obtain the Debt Financing; (iii) contain terms (other than those terms expressly set forth in the Debt Commitment Letters) that would reasonably be expected to (A) prevent or delay in any material respect the consummation of the transactions contemplated hereby or the date on which the Debt Financing would be obtained or (B) make the funding of the Debt Financing less likely to occur; or (iv) adversely impact the ability of Purchaser or FinanceCo to enforce its rights against the Financing Sources; provided that, notwithstanding any of the foregoing, in each case, Purchaser and FinanceCo may modify, supplement or amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof.

(b)
satisfy, or cause their Representatives to satisfy, all conditions to the Debt Financing contemplated by the Debt Commitment Letters and Financing Agreements relating thereto (including by paying any commitment, engagement, placement or other fees that become due and payable under or with respect to any of the Debt Commitment Letters or Financing Agreements as and when due);

(c)	comply with all “market flex” provisions contemplated by the Debt Commitment Letters and the Financing Agreements; and

(d)
enforce its rights under the Debt Commitment Letters and Financing Agreements in the event of a breach (or threatened breach) by the Financing Sources under the Debt Commitment Letters and Financing Agreements relating thereto.

(2)
Neither Purchaser nor FinanceCo shall agree to or permit any amendment, supplement or other modification or replacement of, or grant any waiver of, any condition, remedy or other provision under any Debt Commitment Letter or any Financing Agreement without the prior written consent of the Company if such amendment, supplement, modification, replacement or waiver would or would reasonably be expected to contravene the limitations set forth in Section 4.8(1)(a)(i)-(iv).  Upon any amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 4.8(2), Purchaser shall deliver a copy thereof to the Company (with customary redactions with respect to the related Fee Letter) and references herein to “Debt Commitment Letters” and “Financing Agreements” shall include such documents as amended, supplemented or modified in compliance with this Section 4.8(2) and references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letters as amended, supplemented or modified in compliance with this Section 4.8 and the financing contemplated by the Financing Agreements entered into in compliance with this Section 4.8, as applicable.

(3)
In the event that all or any portion of the Debt Financing becomes or would reasonably be expected to become unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the Debt Commitment Letters or the Financing Agreements for any reason or any of the Debt Commitment Letters or the Financing Agreements shall be withdrawn, repudiated, terminated or rescinded for any reason, (i) Purchaser shall promptly so notify the Company and (ii) Purchaser and FinanceCo shall use their respective reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event (and in any event no later than the Effective Date), and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources (the “Alternative Financing”), on terms not less favorable, in any material respect, with respect to conditionality, when taken as a whole, than those contained in the Debt Commitment Letters to Purchaser or FinanceCo, in an amount (when combined with any available portion of the Debt Financing) sufficient to consummate the transactions contemplated by this Agreement, and to obtain a new financing commitment letter (including any associated engagement letter and related Fee Letter) with respect to such Alternative Financing (collectively, the “New Debt Commitment Letters”), copies of which shall be promptly provided to the Company (with customary redactions with respect to the related Fee Letter).  In the event any Alternative Financing is obtained and any New Debt Commitment Letter is entered into in accordance with this Section 4.8(3), (i) any reference in this Agreement to “Debt Financing” shall mean the debt financing contemplated by the New Debt Commitment Letters as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the “Debt Commitment Letters” (or defined terms that use such phrase) shall be deemed to include the New Debt Commitment Letters (and, for the avoidance of doubt, any related Fee Letter) to the extent not superseded by a New Debt Commitment Letter (or, for the avoidance of doubt, any related new Fee Letter), as the case may be, at the time in question and any New Debt Commitment Letter (and, for the avoidance of doubt, any related new Fee Letter) to the extent then in effect. Notwithstanding the foregoing, Purchaser and FinanceCo shall not be obligated to comply with this Section 4.8(3) to the extent that, prior to the Closing, Purchaser or one of its Subsidiaries consummates a financing transaction in an aggregate principal amount equal to or greater than the aggregate principal amount of the Debt Financing and the proceeds of such financing are used to pay the cash consideration for the Acquisition (the “Debt Securities Offering”).

(4)	Each of Purchaser and AcquireCo acknowledges and agrees that the obtaining of the Debt Financing is not a condition to the Closing.

Section 4.9	Financing Cooperation.

(1)
Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate in connection with the arrangement of the Debt Financing, any Debt Securities Offering or any Alternative Financing, which cooperation by the Company shall consist of, at the reasonable request of Purchaser, (a) furnishing Purchaser and FinanceCo and their Financing Sources with customary financial information regarding the Company as reasonably requested by Purchaser; (b) using reasonable best efforts to cause its senior officers to be available, during normal business hours and upon reasonable advance notice, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies in connection with the Debt Financing, any Debt Securities Offering or any Alternative Financing and using reasonable best efforts to facilitate such contact; (c) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents customarily required in connection with debt financings; (d) executing and delivering customary definitive financing documents to be effective no earlier than, and conditioned on the occurrence of, the Effective Time; (e) furnishing Purchaser and FinanceCo with documents or other information required by bank regulatory authorities with respect to the Debt Financing, any Debt Securities Offering or any Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2011 of the United States, as well as applicable regulations of the Office of Foreign Assets Control (OFAC) of the United States, the Foreign Corrupt Practices Act of 1977 of the Unites States and the Investment Company Act of 1940 of the United States, in each case, at least five (5) Business Days prior to the Closing (to the extent requested by the Purchaser in writing at least 10 days prior to the Closing Date); (f) using reasonable best efforts to assist Purchaser and FinanceCo in obtaining accountants’ comfort letters, if any, including customary negative assurance from one or more of the Company’s independent accountants’ on customary terms and consistent with the accountants customary practice and cooperate with Purchaser’s and FinanceCo’s legal counsel in connection with any legal opinions that such legal counsel may be required to give in connection with the Debt Financing, any Debt Securities Offering or any Alternative Financing; (g) without limiting the obligations of the Company pursuant to Section 4.10 below, agreeing to enter into such agreements, including customary payoff letters and perfection certificates, and using its reasonable best efforts to (i) deliver such officer’s certificates and lien releases, if any, as are customary in financings of such type and (ii) otherwise grant, and provide customary materials that facilitate the perfection or enforcement of, liens on the assets of the Company or any of its Subsidiaries pursuant to such agreements as may be reasonably requested, including using such reasonable best efforts to provide original copies of all certificated securities (with transfer powers executed in blank), control agreement, surveys, title insurance and mortgages (provided that no obligation of the Company or any of its Subsidiaries under any such agreement, pledge or grant shall be effective until the Effective Time); (h) cooperating with the marketing efforts of Purchaser, FinanceCo and the Financing Sources for all or any portion of the Debt Financing, any Debt Securities Offering or any Alternative Financing; (i) providing requested authorization letters to the Financing Sources (including with respect to absence of material non-public information about the Company and its Subsidiaries and their securities in the public-side version of documents distributed to prospective lenders); (j) cooperating with the Financing Sources’ customary securities underwriting and secured lending due diligence investigation, to the extent customary and reasonable; and (k) using reasonable best efforts to procure prior to or concurrent with the launch of syndication, at Purchaser’s expense, ratings (but not specific ratings) for the Debt Financing, any Debt Securities Offering or any Alternative Financing from each of S&P Global Ratings Inc. (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”), and a public corporate credit rating and a public corporate family rating (but not specific ratings in either case) in respect of Purchaser after giving effect to the Debt Financing, any Debt Securities Offering or any Alternative Financing from each of S&P and Moody’s, respectively. Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any of its Subsidiaries shall be required to (i) pay any commitment or other similar fee; (ii) incur any liability of any kind (or cause their respective Representatives to incur any liability of any kind) prior to the Effective Time; (iii) other than with respect to authorization letters referred to above, enter into any binding agreement or commitment in connection with the Debt Financing, any Debt Securities Offering or any Alternative Financing that is not conditioned on the occurrence of the Effective Time and does not terminate without liability to the Company or any of its Subsidiaries upon termination of this Agreement; (iv) pledge any assets as collateral effective prior to the Effective Time; or (v) take any action that would (A) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries; (B) cause any representation or warranty in this Agreement to be breached; (C) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability; (D) conflict with the Constitutional Documents of the Company or any of its Subsidiaries or any Laws; (E) require the Company to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; or (F) require the Company to prepare separate financial statements for any Subsidiary of the Company or change any fiscal period.

(2)
Purchaser shall promptly reimburse the Company for any reasonable out-of-pocket expenses and costs (including reasonable attorneys’ fees) incurred by the Company and its Subsidiaries and Representatives (collectively, the “Company Indemnitees”) in connection with any cooperation contemplated by this Section 4.9.  The Company Indemnitees shall be indemnified and held harmless by Purchaser and FinanceCo for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred, directly or indirectly, by the Company Indemnitees in connection with the arrangement of the Debt Financing, any Debt Securities Offering or any Alternative Financing, any refinancing of Indebtedness contemplated by this Agreement or any information utilized in connection therewith or the Company’s cooperation with respect thereto, except, in each case, to the extent arising from fraud, bad faith, gross negligence or intentional Misrepresentation on the part of any Company Indemnitee (as determined in a final non-appealable judgment by a court of competent jurisdiction).  This Section 4.9(2) shall survive the consummation of the Acquisition and the Effective Time and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Company Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Purchaser.  All non-public or other confidential information regarding the Company or any of its Subsidiaries obtained by Purchaser, FinanceCo or their Representatives pursuant to this Section 4.9 shall be kept confidential in accordance with the Confidentiality Agreement.

(3)
The Company hereby consents to the use of its and its Subsidiaries logos in connection with the Debt Financing, any Debt Securities Offering or any Alternative Financing; provided, however, that such logos are used solely in a manner that is reasonable and customary for such purposes that does not suggest that the Company or any of its Subsidiaries has any responsibility for the documents or materials in which such logos are used (or the contents thereof) and that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings or Intellectual Property Rights.

Section 4.10	Existing Indebtedness.

(1)
Upon the written request of Purchaser, the Company and its Subsidiaries shall execute and deliver, or shall use reasonable best efforts to cause to be executed and delivered, at the Closing, one or more supplemental indentures, legal opinions, officers certificates or other documents or instruments required for the due assumption of, and succession to, the Company’s or its Subsidiaries’ outstanding debt, guarantees, securities and other similar agreements, or to evidence any adjustment to the terms thereof as a result of the consummation of the Acquisition, in each case to the extent required by the terms of such debt, guarantees, securities or other agreements and the Company and its Subsidiaries shall provide all assistance reasonably required by Purchaser in connection with obtaining the execution of such instruments (or any consents, waivers or replacement guarantees or other instruments requested by Purchaser in relation to such assumption or succession in respect of any of the Company’s or its Subsidiaries’ outstanding debt, guarantees, securities and other similar agreements) by the other parties required to execute such instruments.

(2)
If requested by Purchaser in writing, the Company and its Subsidiaries shall take any actions requested by Purchaser that are reasonably necessary for the payoff, satisfaction, discharge or defeasance of any existing Indebtedness of the Company or its Subsidiaries (including the release of any Liens on assets of the Company and its Subsidiaries), and shall pay off, redeem, satisfy and discharge or defease, as applicable, such Indebtedness in accordance with the indenture, credit agreement, or other Contract governing such Indebtedness (the “Debt Payoffs”), including taking any action reasonably necessary to obtain payoff letters and lien releases in connection therewith; provided that any such action described above shall not be required unless it can be and is conditioned on the consummation of the Acquisition at the Effective Time, and, it being understood that at Closing, Purchaser, AcquireCo or its designee (which may be the Company) shall deposit with the appropriate trustee, agent or other recipient, cash or cash equivalents sufficient to actually effect such payoff, redemption, satisfaction and discharge or defeasance.  The Company shall, and shall cause its applicable Subsidiaries to, use their respective reasonable best efforts to and to cause their respective Representatives to, provide cooperation reasonably requested by Purchaser in connection with any Debt Payoff.

(3)
The Company shall prepare all necessary and appropriate documentation in connection with any Debt Payoffs, as applicable, and the Company shall reasonably cooperate with Purchaser in connection with the preparation of such documentation and shall have a reasonable opportunity to review and comment upon such documentation.

(4)
In connection with any Debt Payoff, Purchaser may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements with such parties so selected; provided that neither the Company nor any of its Subsidiaries shall be required to indemnify, defend or hold harmless, or pay the fees or reimburse the costs and expenses of, any such party, which indemnification, fee and reimbursement obligations shall be borne by Purchaser pursuant to separate agreements with such parties to which neither the Company nor any of its Subsidiaries shall be a party or have any obligations under.

(5)
Purchaser shall promptly reimburse the Company for any reasonable out-of-pocket expenses and costs (including reasonable attorneys’ fees) incurred by the Company Indemnitees in connection with the matters contemplated by this Section 4.10.  The Company Indemnitees shall be indemnified and held harmless by Purchaser and AcquireCo for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred, directly or indirectly, by the Company Indemnitees in connection with the matters contemplated by this Section 4.10, except, in each case, to the extent arising from fraud, bad faith, gross negligence or intentional Misrepresentation on the part of any Company Indemnitee.  This Section 4.10(5) shall survive the consummation of the Acquisition and the Effective Time and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Company Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Purchaser.

Section 4.11	Employee Benefits Matters.

(1)
For the period beginning on the Effective Date and until December 31, 2018, or, if later, until such time as required by applicable Law, Purchaser will cause the Company to provide to each Company Employee who continues to be employed by the Company, Purchaser or any of their respective Affiliates during such period (i) base salary or wage level and annual bonus opportunity that are not less than the base salary or wage level and annual bonus opportunity in effect for each such Company Employee immediately prior to the Effective Date and (ii) retirement, health, welfare and other benefits (excluding equity awards, defined benefit arrangements, and retiree health and welfare arrangements, if any) that are substantially comparable in the aggregate to those provided to such Company Employee as of immediately prior to the Effective Date. Notwithstanding the generality of the foregoing, following the Effective Time, Purchaser will (or will cause its Affiliates to) honor and perform in accordance with their terms all severance, retention bonus and cash incentive compensation arrangements in effect as of immediately prior to the Effective Time with respect to a Company Employee and set forth on Section 4.11(1) of the Company Disclosure Letter, subject to any amendment or termination thereof that may be permitted by such arrangements, as permitted by this Agreement (including the Company Disclosure Letter) or as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned); provided that nothing herein shall prevent the amendment or termination of any specific plan, program policy, agreement or arrangement, or interfere with Purchaser’s or any of its Affiliates’ rights or obligations to make such changes as are necessary to comply with applicable Law.

(2)
Purchaser will cause the Company Employees to be credited for all services with the Company and any of its Subsidiaries for all purposes under employee benefit plans of Purchaser and its Affiliates under which Company Employees are eligible to receive benefits at any time after the Effective Time (such plans, collectively, the “New Plans”) for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant but other than for purposes of retiree health or welfare or defined benefit pension accruals); provided, however, that, except as required by applicable Law, such service need not be recognized to the extent that such recognition would result in any duplication of benefits or such service was not recognized under the corresponding Company Benefit Plan as of immediately prior to the Effective Time. In addition, and without limiting the generality of the foregoing, Purchaser shall ensure that (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Company Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Company Employee and his or her covered dependents, and any eligible expenses incurred by such Company Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) the accounts of such Company Employees under any New Plan that is a flexible spending plan are credited with any unused balance in the account of such Company Employee under the applicable Old Plan.

(3)	Prior to the Effective Time, if requested by Purchaser in writing no later than ten (10) Business Days prior to the Effective Date, the Company, the Company Board or the

compensation committee thereof, as applicable, shall cause the NYX (USA) 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective no later than the day immediately prior to the Effective Date, subject to the occurrence of the Closing (and with all participant and employer contributions attributable to payroll periods prior to the termination made as of such time), and the Company shall provide Purchaser a reasonable opportunity to review and comment on any resolutions or other relevant documentation not later than three (3) Business Days preceding the Effective Date. Effective as of the Effective Time, Purchaser shall, and shall cause its Affiliates to, have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Purchaser’s 401(k) Plan”), and the Company Employees who participate in the Company 401(k) Plan shall be eligible to participate in the Purchaser’s 401(k) Plan as  of the Effective Time (provided that eligibility requirements are satisfied after giving effect to service credit recognition under Section 4.11(2)). If the Purchaser requests that the Company 401(k) Plan be terminated pursuant to this Section 4.11(3), then Purchaser shall permit each Company Employee participating in the Company 401(k) Plan to effect, and Purchaser agrees to cause Purchaser’s 401(k) Plan to accept, in accordance with applicable Law, a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances (including earnings thereon through the date of transfer and promissory notes evidencing all outstanding loans) under the Company 401(k) Plan if such rollover to Purchaser’s 401(k) Plan is elected in accordance with applicable Law by such Company Employee, subject to (i) the Company’s reasonable satisfaction that the Purchaser’s 401(k) Plan, as applicable, is in compliance with all applicable Laws and that such plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of such plan is exempt from tax under Section 501(a) of the Code and (ii) Purchaser’s reasonable satisfaction that the Company 401(k) Plan, as applicable, is in compliance with all applicable Laws and that such plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of such plan is exempt from tax under Section 501(a) of the Code.

(4)
The Company shall provide Purchaser with a copy of any material written communications intended for broad-based and general distribution to Participants if such communications relate to the transactions contemplated by this Agreement and shall provide Purchaser with a reasonable opportunity to review and comment on such communications prior to distribution.

(5)
Nothing contained in this Agreement, express or implied, shall give any third party, other than the parties to this Agreement, any rights or remedies of any nature whatsoever, including to any right to continued employment or service, under or by reason of this Section 4.11 and no provision of this Section 4.11 shall create any third-party beneficiary rights in any Participant or any other Person to enforce the provisions of this Section 4.11 or any other matter related thereto or be construed as an amendment of any employee benefit plan.  Nothing contained in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan, and nothing herein restricts or precludes the right of Purchaser or its Affiliates to terminate the employment of any Company Employee at or following the Effective Time.

Section 4.12	Resignations of Directors and Officers.

The Company shall cause each director of the Company and its Subsidiaries, and those officers of the Company and its Subsidiaries which are identified by Purchaser prior to the Effective Date, to provide their written resignation as a director or officer (or both) of the Company and its Subsidiaries immediately prior to the Effective Time.

Section 4.13	Delisting.

The Company shall, promptly following the execution of this Agreement, file such applications with the TSXV and use its reasonable best efforts to obtain the approval of the TSXV to the Acquisition and to cause the Ordinary Shares and any other security issued by the Company or one of its Subsidiaries and listed on the TSXV to be delisted from the TSXV as soon as possible following the Effective Time.

Section 4.14	Shareholder Litigation.

The Company shall promptly advise Purchaser of any litigation commenced after the date hereof against the Company or any of its directors or executive officers (in their capacity as such) by any securityholders of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep Purchaser reasonably informed regarding any such litigation. The Company shall give Purchaser the opportunity to consult with the Company regarding (and if Purchaser, AcquireCo or any of their respective Affiliates are named as defendants in any such litigation, participate in) the defense or settlement of any such litigation, and no compromise or settlement of any such litigation shall be agreed to without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed).

Section 4.15	Articles Amendment.

At the General Meeting, and in any event before the Scheme Record Time, the Company and the Company Board shall take any actions that are necessary or advisable to adopt and effectuate the Articles Amendment and, following the adoption thereof, the Company and the Company Board shall not take any action to amend, rescind or supersede the Articles Amendment without Purchaser’s prior written consent.

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Company Non-Solicitation.

(1)
Except as otherwise provided in this Article 5, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, nor shall it authorize or permit any of its Subsidiaries to, and will use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly:

(a)
solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or its Subsidiaries) any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(b)
enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Purchaser) regarding any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; provided, however, that (i) the Company may advise any Person making an unsolicited Acquisition Proposal (A) of the existence of the provisions in this Section 5.1 and (B) that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal when the Company Board has so determined, and (ii) the Company may ascertain facts from the party making such Acquisition Proposal for the sole purpose of the Company Board informing itself about the Acquisition Proposal and the party making it;

(c)	make a Company Change in Recommendation;

(d)
accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of ten (10) Business Days shall not be considered a violation of this Section 5.1(1)(d)); or

(e)
enter into (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3) or publicly propose to enter into any agreement, arrangement or understanding in respect of an Acquisition Proposal for the Company.

(2)
The Company shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than Purchaser) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	immediately discontinue access to and disclosure of all information, including the Company Data Room, and any confidential information, properties, facilities, books and records of the Company; and

(b)
as promptly as reasonably practicable request:  (i) the return or destruction of all copies of any confidential information regarding the Company or its Subsidiaries provided to any Person other than Purchaser or AcquireCo and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or its Subsidiaries, and, in each case, shall use its reasonable best efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of the Company in respect thereof.

(3)
The Company represents and warrants to Purchaser that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company is a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and covenants and agrees that (i) the Company shall use reasonable best efforts to enforce each confidentiality, standstill or similar agreement or restriction to which the Company is a party and (ii) neither the Company nor any of its Representatives have released or will, without the prior written consent of Purchaser (which may be withheld, conditioned or delayed in Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations with respect to the Company, under any confidentiality, standstill or similar agreement or restriction to which the Company is a party; provided, however, that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into this Agreement will not constitute a breach of this Section 5.1(3).

Section 5.2	Notification of Acquisition Proposals.

If the Company or, to the knowledge of the Company, any of its Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including information, access or disclosure relating to the properties, facilities, books or records of the Company or its Subsidiaries, the Company shall immediately notify Purchaser, at first orally, and then promptly and in any event within two (2) Business Days in writing, of:

(1)
such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions (other than the identity of all Persons making the Acquisition Proposal), inquiry, proposal, offer or request, and shall further provide Purchaser with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person (redacted for the identity of all Persons making the Acquisition Proposal); and

(2)
the status of material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal.

Notwithstanding Section 5.1, if at any time prior to obtaining the Required Shareholder Approvals, the Company receives a written Acquisition Proposal from a Person, the Company may engage in or participate in discussions or negotiations with, and furnish access to, and make disclosure of, confidential information relating to the Company and its Subsidiaries to, such Person regarding such Acquisition Proposal if and only if:

(1)
the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal is, or could, if completed in accordance with its terms, reasonably be expected to constitute, a Superior Proposal;

(2)	the Company has complied in all material respects with its obligations under this Article 5 and such proposal did not result from a breach in any material respect of this Article 5;

(3)
prior to providing such access or disclosure of confidential information relating to the Company and its Subsidiaries to such Person, the Company enters into a confidentiality agreement with such Person (unless such Person is already a party to a confidentiality agreement with the Company) having terms in the aggregate not more favorable in any material respect to such Person than the equivalent terms of the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided, however, that such Acceptable Confidentiality Agreement shall not prohibit compliance by the Company with any of the provisions set forth in this Article 5; and

(4)
any confidential information so furnished to such Person has been previously provided or made available to Purchaser or is provided or made available (including through posting on the Company Data Room) to Purchaser as promptly as practicable after being so furnished to such Person (and in any event within twenty-four (24) hours thereafter).

Section 5.4	Right to Match.

(1)	Notwithstanding Section 5.1, at any time prior to obtaining the Required Shareholder Approvals, subject to compliance with this Section 5.4, Article 7 and

Section 8.2, (i) the Company may enter into a definitive agreement with respect to such Superior Proposal or (ii) the Company Board may effect a Company Change in Recommendation if an Intervening Event occurs and the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that, as a result of such Intervening Event, failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, if and only if:

(a)
the Company has been, and continues to be, in compliance in all material respects with its obligations under this Article 5 and such Superior Proposal, as applicable, does not result from a breach in any material respect of this Article 5;

(b)
the Company has delivered to Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company to enter into such definitive agreement (the “Company Superior Proposal Notice”), or, in the case of any Company Change in Recommendation that is related to an Intervening Event, the Company Board’s determination to effect a Company Change in Recommendation (together with the Company Superior Proposal Notice, the “Company Adverse Change Notice”);

(c)
the Company has provided Purchaser with a copy of the proposed definitive agreement for the Superior Proposal (which shall include the identity of all Persons making such Superior Proposal), or, in the case of any Company Change in Recommendation that is related to an Intervening Event, a reasonably detailed summary of the basis of such action;

(d)
at least four (4) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Purchaser received the applicable Company Adverse Change Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Company or, in the case of any Company Change in Recommendation that is related to an Intervening Event, a reasonably detailed summary of the basis of such action;

(e)
during the Matching Period, Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Scheme in order to attempt to cause such Acquisition Proposal to cease to be a Superior Proposal or to attempt to result in the Company Board no longer determining that the failure to make a Company Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, as applicable;

(f)
if Purchaser has offered to amend this Agreement and the Scheme under Section 5.4(2), the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Scheme as proposed to be amended by Purchaser under Section 5.4(2) or that failure to effect a Company Change in Recommendation continues to be inconsistent with the directors’ fiduciary duties under applicable Law, as applicable; and

(g)
prior to or concurrently with entering into such definitive agreement or effecting such Company Change in Recommendation, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Company Termination Fee pursuant to Section 8.2.

(2)
During the Matching Period, or such longer period as the Company may approve in writing for such purpose:  (a) the Company Board shall review in good faith any offer made by Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Scheme in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal or result in the Company Board no longer determining that the failure to make a Company Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law; and (b) the Company shall negotiate in good faith, and shall cause its Representatives to negotiate in good faith, with Purchaser to make such amendments to the terms of this Agreement and the Scheme as would enable Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal or would result in the Company Board no longer determining that the failure to make a Company Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Company shall promptly so advise Purchaser and the Company and Purchaser shall amend this Agreement to reflect such offer made by Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)
Each successive material amendment to any Acquisition Proposal or any material change to the facts and circumstances relating to the Company Change in Recommendation, as applicable, shall constitute a new Acquisition Proposal, or new Company Change in Recommendation, as applicable, for the purposes of this Section 5.4, and Purchaser shall be afforded a new Matching Period from the later of the date on which Purchaser received the Company Adverse Change Notice and a copy of the proposed agreement for the new Superior Proposal from the Company or a reasonably detailed summary of the basis of such action, as applicable (provided, however, that in such cases, all references to the Matching Period shall be deemed to mean two (2) Business Days).

(4)
The Company Board shall promptly reaffirm the Company Board Recommendation by news release after any Acquisition Proposal for the Company which is not determined to be a Superior Proposal is publicly announced by the Company or such Persons making the Acquisition Proposal or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal that has been publicly announced by the Company or such Persons making the Acquisition Proposal no longer being a Superior Proposal.

(5)
If the Company provides a Company Adverse Change Notice to Purchaser after a date that is less than five (5) Business Days before the Meetings, the Company shall either proceed with or shall adjourn or postpone each of the Meetings, as directed by Purchaser (acting reasonably) and to the extent not restricted by the Order to Call Court Meeting, the Company’s Constitutional Documents and other applicable Law, to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the scheduled date of the Meetings; provided, however, that the Meetings shall not be adjourned or postponed to a date later than seven (7) Business Days prior to the Outside Date.

(6)
Nothing contained in this Section 5.4 shall limit in any way the obligation of the Company to convene and hold each of the Meetings in accordance with Section 2.3 of this Agreement while this Agreement remains in force and in no event shall the Company be permitted to put the Superior Proposal to a vote of the Company Shareholders at any of the Meetings.

(7)
Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing any position or disclosing any information reasonably required under applicable Law; provided, however, that the Company Board shall not make a Company Change in Recommendation or make or authorize any disclosure which would reasonably be expected to have the same effect as a Company Change in Recommendation, except in accordance with this Section 5.4.

Section 5.5	Breach by Representatives.

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or its or their respective Representatives (with respect to the obligations of the Company set forth in this Article 5) is deemed to be a breach of this Article 5 by the Company.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent.

The implementation of the Acquisition is conditional upon each of the following conditions being satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, to the extent permitted by applicable Law, by the mutual consent of each of the Parties:

(1)
Antitrust Approvals. The Antitrust Approvals shall have been obtained or, as applicable, any waiting period (or any extension thereof) shall have terminated or expired in accordance with applicable Law and such Authorization or termination shall remain in full force and effect.

(2)
Scheme Resolution. The Scheme Resolution has been passed by the Scheme Shareholders at the Court Meeting, in accordance with the Order to Call Court Meeting, the Company’s Constitutional Documents and applicable Law, and the Required MI 61-101 Approval has been obtained.

(3)
General Meeting Resolutions. The General Meeting Resolutions have been passed by the Company Shareholders at the General Meeting in accordance with the Company’s Constitutional Documents and applicable Law.

(4)	Scheme Order. The Scheme Order has been made at the Court Hearing on terms consistent with this Agreement and the Scheme of Arrangement.

(5)
Articles Amendment. The Articles Amendment shall be in full force and effect at the Effective Time, and shall have continuously been in full force and effect at all times from and after the adoption thereof at the General Meeting through the Effective Time.

(6)
Illegality. No Law or Order shall be in effect as of immediately prior to the Effective Time that makes the consummation of the Acquisition illegal or otherwise prohibits or enjoins the Company or Purchaser from consummating the Acquisition.

Section 6.2	Additional Conditions Precedent to the Obligations of Purchaser and AcquireCo.

Purchaser and AcquireCo are not required to complete the Acquisition unless each of the following conditions is satisfied, on or before the Effective Time, which conditions are for the exclusive benefit of Purchaser and AcquireCo and may only be waived, in whole or in part, to the extent permitted by applicable Law, by Purchaser and AcquireCo in their sole discretion without prejudice to the rights of Purchaser and AcquireCo to rely on any other condition:

(1)	Representations and Warranties. The representations and warranties of the Company set forth:

(i) in Section (13)(a) (Absence of Certain Changes or Events) of Schedule C shall be true and correct in all respects as of the date of this Agreement;

(ii) in (5) (Board Approval and Shareholder Approval), (10) (U.S. Securities Law Matters; U.K. Takeover Matters), (28) (Shareholders’ and Similar Agreements), (29) (No “Collateral Benefit”) and (30) (Investment Canada Act) of Schedule C shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though made as of the Effective Time (in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), subject only to de minimis inaccuracies;

(iii) in Section (1) (Organization and Qualification), Section (2) (Capitalization), Section (3) (Subsidiaries), Sections (4) (Authorization; Enforceability), (8)(b) (Compliance with Laws), (26) (Opinion of Financial Advisor) and (27) (Brokers) of Schedule C shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though made as of the Effective Time in all material respects (in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); and

(iv) elsewhere in this Agreement (including those in Schedule C), other than those representations and warranties to which clauses (i) through (iii) above apply, shall be true and correct in all respects (disregarding for purposes of this Section 6.2(1) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time with the same effect as though made as of the Effective Time (in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except solely in the case of this clause (iv) for such failures to be so true and correct in all respects that, individually and in the aggregate, do not constitute and would not reasonably be expected to have a Material Adverse Effect;

and the Company has delivered a certificate confirming same to Purchaser, executed by two (2) senior officers of the Company addressed to Purchaser and dated the Effective Date.

(2)
Performance of Covenants. The Company and its Subsidiaries have fulfilled or complied in all material respects with all of the covenants contained in this Agreement to be fulfilled or complied with by the Company and its Subsidiaries on or prior to the Effective Time, and the Company has delivered a certificate confirming same to Purchaser, executed by two (2) senior officers of the Company addressed to Purchaser and dated the Effective Date.

(3)
No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or exist a Material Adverse Effect that is continuing as of immediately prior to the Effective Time, and the Company has delivered a certificate confirming same to Purchaser, executed by two (2) senior officers of the Company addressed to Purchaser and dated the Effective Date.

(4)	Gaming Approvals. The Required Gaming Approvals shall have been received on terms reasonably acceptable to Purchaser and shall remain in full force and effect.

(5)	Marketing Period. The Marketing Period shall have expired pursuant to the terms of this Agreement or have been terminated by Purchaser (in its sole discretion).

Section 6.3	Additional Conditions Precedent to the Obligations of the Company.

The Company is not required to complete the Acquisition unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, to the extent permitted by applicable Law, by the Company in its sole discretion, without prejudice to the rights of the Company to rely on any other condition:

(1)
Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement (including those in Schedule D) shall be true and correct in all respects (disregarding for purposes of this Section 6.3(1) any materiality or Purchaser Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time with the same effect as though made as of the Effective Time (in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except for such failures to be so true and correct in all respects that, individually and in the aggregate, do not constitute and would not reasonably be expected to have a Purchaser Material Adverse Effect, and Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers of Purchaser addressed to the Company and dated the Effective Date.

(2)
Performance of Covenants. Purchaser and AcquireCo have fulfilled or complied in all material respects with all of the covenants contained in this Agreement to be fulfilled or complied with by Purchaser and AcquireCo on or prior to the Effective Time, and Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers of Purchaser addressed to the Company and dated the Effective Date.

Section 6.4	Satisfaction of Conditions.

The conditions precedent set forth in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

Section 6.5	Frustration of Closing.

Neither Purchaser nor AcquireCo may rely on the failure of any conditions set forth in Section 6.1 or Section 6.2 to be satisfied if such failure was caused by the failure of Purchaser or AcquireCo to perform any of its obligations under this Agreement.  The Company may not rely on the failure of any conditions set forth in Section 6.1 or Section 6.3 to be satisfied if such failure was caused by the failure of the Company to perform any of its obligations under this Agreement.

Article 7
TERM AND TERMINATION

Section 7.1	Term.

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with this Article 7 (except if and to the extent any provisions are specifically noted herein as surviving the termination of this Agreement).

Section 7.2	Termination.

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or Purchaser if:

(i)
any of the Required Shareholder Approvals is not obtained at the Court Meeting or at the General Meeting, as applicable, in accordance with the Order to Call Court Meeting, the Company’s Constitutional Documents and applicable Law;

(ii)	the Scheme Order is not obtained at the Court Hearing on terms consistent with this Agreement and the Scheme of Arrangement;

(iii)
after the date of this Agreement, any Law or Order is enacted, made, issued, enforced or amended, as applicable, that makes the consummation of the Acquisition illegal or otherwise permanently prohibits or enjoins the Company or Purchaser from consummating the Acquisition, and such Law or Order has, if applicable, become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) has used its reasonable best efforts to, as applicable, appeal or overturn such Law or Order or otherwise have it lifted or rendered non-applicable in respect of the Scheme in accordance with and to the extent required under Section 4.4; or

(iv)
the Effective Time does not occur on or prior to the Outside Date; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a material breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement and such failure constitutes a material breach of this Agreement; or

(c)	the Company if:

(i)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is (A) is incapable of being cured prior to the Effective Date or (B) is not cured by Purchaser on or before the earlier of the Effective Date and the date that is thirty (30) days following the receipt by Purchaser of written notice from the Company of such breach or failure; and in each case the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied;

(ii)
prior to the receipt of the Required Shareholder Approvals, the Company Board authorizes the Company to enter into a definitive agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3(3)) providing for a Superior Proposal; provided that the Company is then in compliance with Article 5, and provided, further, that prior to or simultaneously with such termination the Company pays the Company Termination Fee in accordance with Section 8.2(2)(b) and enters into such agreement providing for a Superior Proposal; or

(iii)
the Marketing Period has expired or been terminated and all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions are reasonably capable of being satisfied), and Purchaser and AcquireCo have failed to consummate the Acquisition by the time the Closing should have occurred pursuant to Section 2.7; or

(d)	Purchaser if:

(i)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or its Subsidiaries under this Agreement occurs that would cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied, and such breach or failure is (A) incapable of being cured prior to the Effective Date or (B) is not cured by the Company on or before the earlier of the Effective Date and the date that is thirty (30) days following the receipt by the Company of written notice from Purchaser of such breach or failure; and in each case

Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied; or

(ii)
the Company Board or any committee of the Company Board (A) fails to include the Company Board Recommendation in the Scheme Circular, withdraws, amends, modifies or qualifies the Company Board Recommendation, publicly proposes or states its intention to do so, or fails to publicly reaffirm the Company Board Recommendation within ten (10) Business Days (and in any case prior to each of the Meetings) after having been requested in writing by Purchaser to do so (each a “Company Change in Recommendation”) or (B) the Company Board or any committee of the Company Board resolves to take any of the foregoing actions.

(2)            The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival.

If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party to this Agreement; provided that in the event of termination under the provisions of Section 7.2(1) (other than Section 7.2(1)(a)), this Section 7.3, Section 4.9(2), Section 4.10(5) and Section 8.2 through to and including Section 8.16, and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any such termination of this Agreement; provided, further, that if (x) such termination resulted, directly or indirectly, from the Intentional Breach of any representation, warranty, covenant or agreement contained herein or (y) the Intentional Breach of any representation, warranty, covenant or other agreement contained herein shall cause the Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all damages, costs, expenses, liabilities or other losses of any kind, in each case, incurred or suffered by the other Party (collectively, “Damages”) as a result of such failure or breach.

Article 8
GENERAL PROVISIONS

Section 8.1	Amendments.

This Agreement and the Scheme of Arrangement may, at any time and from time to time (and with the consent of the Court, if required), be amended by mutual written agreement of Purchaser and the Company, without further notice to or authorization on the part of any Company Shareholders and any such amendment may, without limitation:

(1)	change the time for performance of any of the obligations or acts of the Parties;

(2)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; or

(4)	modify any mutual conditions contained in this Agreement;

provided that such amendment does not:  (i) invalidate any Required Shareholder Approval; or (ii) after the holding of the Court Meeting and the General Meeting, result in an adverse change to the Scheme Shareholders that is not approved by the Court or that requires the calling of a further meeting of Company Shareholders; provided, further, that notwithstanding anything to the contrary set forth herein, this Section 8.1, Section 8.2(7), Section 8.6, Section 8.11(2), Section 8.11(5), Section 8.15 or Section 8.16 to the extent applicable to the Financing Sources (in each case, together with any related definitions and other provisions of this Agreement to the extent a modification or termination would serve to modify the substance or provisions or such Sections) may not be amended, modified, waived or terminated in a manner that is adverse in any material respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.2	Termination Fees.

(1)	For the purposes of this Agreement,

(a)	(i) “Company Termination Fee” means $12,500,000 and (ii) “Funding Failure Termination Fee” means $30,000,000.

(b)	“Company Termination Fee Event” means the termination of this Agreement:

(i)	by Purchaser, pursuant to Section 7.2(1)(d)(ii);

(ii)	by the Company, pursuant to Section 7.2(1)(c)(ii); or

(iii)	by the Company or Purchaser pursuant to Section 7.2(1)(b)(i) or (iv) or by Purchaser pursuant to Section 7.2(1)(d)(i) if:

(A)	prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than Purchaser or any of its Affiliates and not withdrawn; and

(B)
within 365 days following the date of such termination, (x) an Acquisition Proposal is consummated or (y) the Company, directly or indirectly, in one or more transactions, enters into a binding agreement in respect of an Acquisition Proposal, or the Company Board makes a recommendation to the Company Shareholders in favor of a take-over offer, scheme of arrangement, legal merger, amalgamation or any similar transaction (or the adoption of resolutions for the purposes of implementing any such transaction) in respect of an Acquisition Proposal; provided that for the purposes of the foregoing, the term “Acquisition Proposal” has the meaning specified in Section 1.1, except that references to “25% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

(c)	“Funding Failure Termination Fee Event” means the termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(iii).

(2)	The Company Termination Fee shall be paid by the Company to Purchaser as follows, by wire transfer of immediately available funds, if a Company Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(1)(b)(i), within three (3) Business Days of the occurrence of such Company Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(1)(b)(ii), prior to or simultaneously with the occurrence of such Company Termination Fee Event; and

(c)
a termination of this Agreement described in Section 8.2(1)(b)(iii), on or prior to the earlier of the consummation of the Acquisition Proposal or the entering into of the binding agreement or the making of the recommendation referred to in Section 8.2(1)(b)(iii)(B).

The parties hereto acknowledge and hereby agree that, notwithstanding any other provision of this Agreement, in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(3)
The Funding Failure Termination Fee shall be paid by Purchaser to the Company, by wire transfer of immediately funds, within three (3) Business Days of the occurrence of the Funding Failure Termination Fee Event.

(4)
The Company acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement; (ii) the Company Termination Fee is not a penalty and is a reasonable amount that will compensate Purchaser in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby; and (iii) without these agreements, Purchaser and AcquireCo would not enter into this Agreement. If the Company fails to pay the Company Termination Fee pursuant to this Section 8.2 when due, and, in order to obtain such payment, Purchaser commences a suit that results in a judgment against the Company for the Company Termination Fee, the Company shall pay to Purchaser interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made.

(5)
Purchaser and AcquireCo acknowledge that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement; (ii) the Funding Failure Termination Fee is not a penalty and is a reasonable amount that will compensate the Company in the circumstances in which the Funding Failure Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby; and (iii) without these agreements, the Company would not enter into this Agreement. If Purchaser fails to pay the Funding Failure Termination Fee pursuant to this Section 8.2 when due, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Purchaser for the Funding Failure Termination Fee, Purchaser shall pay to the Company interest on the amount of the Funding Failure Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made.

(6)
Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 8.5, Purchaser’s right to receive payment from the Company of the Company Termination Fee pursuant to this Section 8.2 shall constitute the sole and exclusive monetary remedy of Purchaser and AcquireCo against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) for all Damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby (whether at law, in equity, in contract, in tort or otherwise) (except that, to the extent any termination of this Agreement resulted from, directly or indirectly, an Intentional Breach of this Agreement by the Company or its Subsidiaries or such Intentional Breach by the Company or its Subsidiaries shall cause the Closing not to occur as provided under Section 7.3, Purchaser shall be entitled to the payment of the Company Termination Fee (to the extent owed pursuant to Section 8.2(2)) and to any Damages, to the extent proven, resulting from or arising out of such Intentional Breach (as reduced by any Company Termination Fee previously paid by the Company).

(7)
Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 8.5, the Company’s right to receive payment from Purchaser of the Funding Failure Termination Fee pursuant to Section 8.2(3) shall constitute the sole and exclusive monetary remedy of the Company, the Company Securityholders and any Company Related Parties against Purchaser and its Subsidiaries (including AcquireCo and FinanceCo) and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or Financing Sources (collectively, the “Purchaser Related Parties”) for all Damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby (whether at law, in equity, in contract, in tort or otherwise) (except that (i) to the extent any termination of this Agreement resulted from, directly or indirectly, an Intentional Breach of this Agreement by Purchaser or AcquireCo or such Intentional Breach by Purchaser or AcquireCo shall cause the Closing not to occur as provided under Section 7.3, the Company shall be entitled to the payment of the  Funding Failure Termination Fee (to the extent owed pursuant to Section 8.2(3)) and to any Damages, to the extent proven, resulting from or arising out of such Intentional Breach (as reduced by any Funding Failure Termination Fee previously paid by Purchaser and (ii) nothing shall limit the Company’s rights to indemnification and reimbursement in accordance with Section 4.9(2) and Section 4.10(5).

Section 8.3	Expenses and Expense Reimbursement.

Subject to Section 2.3(4), Section 4.9(2), Section 4.10(5) and Section 8.2, all out-of-pocket third-party transaction expenses incurred in connection with this Agreement and the Acquisition, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Acquisition, shall be paid by the Party incurring such expenses, whether or not the Acquisition is consummated.

Section 8.4	Notices.

Any notice, request, permission, waiver or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to Purchaser or AcquireCo at: Scientific Games Corporation 6601 Bermuda Road

Las Vegas, NV 89119 Attention: David Smail Email: David.Smail@scientificgames.com with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Attention:       George F. Schoen
Email:                   GSchoen@cravath.com

and

Appleby (Guernsey) LLP
Regency Court
Glategny Esplanade
St Peter Port, Guernsey GY1 1WW

Attention:       Kate Storey
Email:                   KStorey@applebyglobal.com

(b)	to the Company at: NYX Gaming Group Ltd. 400 S. Rampart Blvd. #220 Las Vegas, NV 89145 Attention: Todd McTavish Email: Todd.McTavish@nyxgg.com with a copy to (which shall not constitute notice):

Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626-1925 Attention: Charles K. Ruck Email: charles.ruck@lw.com

Any notice, request, permission, waiver or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a

Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) when delivered by electronic mail if sent prior to 5:00 p.m. (local time in place of receipt) on a Business Day (or the following Business Day if sent after 5:00 p.m. (local time in place of receipt) or a day other than a Business Day) (in the case of this clause (iii) if followed by delivery of an original via same day or overnight courier).  A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5	Remedies.

(1)
Except as otherwise provided herein (including in Section 8.2), any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(2)
The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled, without having to prove damages, to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

(3)
Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 8.5.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 8.5.  The Parties further agree that (i) by seeking the remedies provided for in this Section 8.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.5 are not available or otherwise are not granted, and

(ii) nothing set forth in this Section 8.5 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 8.5 prior or as a condition to exercising any termination right under Article 7, nor shall the commencement of any legal proceeding pursuant to this Section 8.5 or anything set forth in this Section 8.5 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter.

(4)
Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Purchaser’s and AcquireCo’s obligations to consummate the Acquisition only in the event that each of the following conditions has been satisfied:  (i) the Marketing Period has ended and all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied or waived at the Closing (provided that such conditions are reasonably capable of being satisfied); (ii) Purchaser and AcquireCo fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.7, (iii) the Debt Financing (including any Alternative Financing that has been obtained in accordance with, and satisfies the conditions of, Section 4.8(3) of this Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing assuming satisfaction by Purchaser or AcquireCo of the conditions precedent thereto under their respective control or the Debt Securities Offering has been consummated; and (iv) the Company has confirmed in an irrevocable written notice delivered to Purchaser that if specific performance is granted and the Debt Financing is funded or the Debt Securities Offering has been consummated, then it would take such actions that are within its control to cause the Closing to occur.  For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary (including anything in Section 8.5(3) above), in no event shall the Company be entitled to enforce or seek to enforce specifically Purchaser’s and AcquireCo’s obligations to consummate the Acquisition if the Debt Financing has not been funded or will not be funded at the Closing and the Debt Securities Offering has not been consummated.  For the avoidance of doubt, while the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by this Section 8.5 and the payment of the Funding Failure Termination Fee (only to the extent expressly permitted by Section 8.2(3)), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance to cause the Closing to occur in accordance with this Section 8.5 and payment of the Funding Failure Termination Fee, or alternatively, any other monetary damages or other monetary remedies, whether under this Agreement, the Debt Commitment Letters or otherwise.

Section 8.6	Third Party Beneficiaries.

Except as provided in Section 4.7, Section 4.9(2) and Section 4.10(5) and, with respect to the Financing Sources, the provisions of Section 8.1, Section 8.2(7), this Section 8.6, Section

8.11(2), Section 8.11(5), Section 8.15 and Section 8.16 to the extent applicable to the Financing Sources, which, without limiting their respective terms, are intended as stipulations for the benefit of the third parties mentioned in such provisions, the Parties intend that this Agreement will not benefit or create any right or cause of action in favor of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding or other forum.

Section 8.7	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.8	Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

Section 8.9	Successors and Assigns.

(1)
This Agreement becomes effective only when executed by the Company, Purchaser and AcquireCo. After that time, it will be binding upon and enure to the benefit of the Company, Purchaser, AcquireCo and their respective successors and permitted assigns.

(2)
Notwithstanding Section 8.9(1), neither this Agreement nor any of the rights, interests or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.10	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.11	Governing Law; Submission to Jurisdiction.

(1)
This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, or the actions of Purchaser, AcquireCo or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware (except that the provisions of the laws of Guernsey shall apply with respect to (i) the fiduciary duties of the Company Board and (ii) any provisions set forth herein where such laws are mandatorily applicable to the transactions contemplated hereby).

(2)
Each of the Parties hereto agree (and agree on behalf of their respective Affiliates, security holders, shareholders, managers, members and other Representatives), that except as expressly set forth in the Debt Commitment Letters or the Financing Agreements related thereto, all claims, actions, proceedings or counterclaims (whether based on contract, tort or otherwise) against the Financing Sources arising out of or relating to this Agreement, any transactions related thereto, the Debt Financing, the Debt Commitment Letter and the performance thereof by the Financing Sources shall be exclusively governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(3)
Each of Purchaser, AcquireCo and the Company hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, or the actions of Purchaser, AcquireCo or the Company in the negotiation, administration, performance and enforcement thereof, other than in respect of any matter which is in the jurisdiction of the Court, and each of the Parties hereto hereby irrevocably agrees that all claims with respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court, other than in respect of any matter which is in the jurisdiction of the Court.

(4)
Each of the Parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 8.11 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) except as provided in Section 8.11(3), consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the

State of Delaware and any federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) except as provided in Section 8.11(3), agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court in the State of Delaware or any federal court sitting in the State of Delaware).  Each of Purchaser, AcquireCo and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(5)
Notwithstanding the foregoing, each of the Parties hereby agrees that it will not (and will not permit any of its Affiliates, security holders, shareholders, managers, members and other Representatives to) bring or support any action, cause of action, suit, legal proceeding, litigation, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing, the Debt Commitment Letter or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan, New York, whether a state or Federal court and that each Party (on behalf of itself and its Affiliates, security holders, shareholders, managers, members and other Representatives) irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and that the provisions of Section 8.15 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.  The provisions of this Section 8.11(5) shall be enforceable by each Financing Source, its Affiliates and their respective successors and permitted assigns.  The Parties (on behalf of themselves and their respective Affiliates, security holders, shareholders, managers, members and other Representatives) further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court.

Section 8.12	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.13	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only.

Section 8.14	Counterparts.

This Agreement may be executed by the Parties in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 8.15	WAIVER OF JURY TRIAL.

EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SCHEME OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT (INCLUDING ANY ACTION OR PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, UNDER THE DEBT FINANCING, THE DEBT COMMITMENT LETTERS, ANY NEW DEBT COMMITMENT LETTERS OR THE PERFORMANCE OF ANY OF THE FOREGOING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16	Non-Recourse.

The Company covenants and agrees that it shall not institute, and shall cause its Affiliates, security holders, shareholders, managers, members and other Representatives not to institute, a legal proceeding (whether based in contract, tort, fraud, strict liability, other Laws or otherwise) arising under or in connection with, this Agreement, the Debt Commitment Letters, the Debt Financing or the transactions contemplated hereby against any of the Financing Sources or any of their respective successors, heirs or Representatives thereto and that none of the Financing Sources shall have any liability or obligations (whether based in contract, tort, fraud, strict liability, other Laws or otherwise) to the Company, any of its Affiliates, security holders, shareholders, managers, members and other Representatives or any of their respective successors, heirs or representatives thereof arising out of or relating to this Agreement, the Debt Commitment Letters, the Debt Financing or the transactions contemplated hereby or thereby.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Arrangement Agreement.

SCIENTIFIC GAMES CORPORATION,

By:	/s/ Kevin Sheehan
	Name	Kevin Sheehan
	Title	Chief Executive Officer

[Signature Page to Arrangement Agreement]

Executed by BALLY GAMING AND SYSTEMS	) )	/s/ Derik J. Mooberry
UK LIMITED acting by two directors	) )	Director
	) )	/s/ Marco Herrera
	)	Director

[Signature Page to Arrangement Agreement]

NYX GAMING GROUP LIMITED,

By:	/s/ Todd F. McTavish
	Name:	Todd F. McTavish
	Title:	Chief Legal Officer and Corporate Secretary

[Signature Page to Arrangement Agreement]

SCHEDULE A
SCHEME OF ARRANGEMENT

THE SCHEME OF ARRANGEMENT

IN THE ROYAL COURT OF GUERNSEY
(ORDINARY DIVISION)

IN THE MATTER OF NYX GAMING GROUP LIMITED

and

IN THE MATTER OF THE COMPANIES (GUERNSEY) LAW, 2008 (AS AMENDED)

SCHEME OF ARRANGEMENT
(under Part VIII of the Companies (Guernsey) Law, 2008 (as amended))

between

NYX GAMING GROUP LIMITED

AND

THE SCHEME SHAREHOLDERS
(as hereinafter defined)

PRELIMINARY

Definitions

In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“$” or “Dollars” means the lawful currency of Canada;

“AcquireCo” means Bally Gaming And Systems UK Limited, a private company limited by shares existing under the laws of the United Kingdom and a wholly owned subsidiary of Purchaser;

“AcquireCo Group” means AcquireCo, its holding companies and its and such holding companies’ subsidiaries (as such terms are defined in the Companies Law, save that such terms shall be deemed to include overseas companies, as defined in the Companies Law);

“Arrangement Agreement” means that certain arrangement agreement entered into on the Arrangement Agreement Execution Date by Purchaser, AcquireCo and the Company and attached to the Scheme Circular as Schedule [●];

“Arrangement Agreement Execution Date” means September 20, 2017;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Guernsey, Las Vegas, NV, New York City, NY or Toronto, Ontario;

“CDS” means Canadian Depositary for Securities;

“certificated form” or “in certificated form” means a share or other security which is not in uncertificated form (that is, not in CREST or CDS);

“Companies Law” means the Companies (Guernsey) Law, 2008 (as amended);

“Company” means NYX Gaming Group Limited, a non-cellular company limited by shares incorporated under the laws of Guernsey with registration number 51637;

“Company Shareholders” means the holders of the Ordinary Shares;

“Court” means the Royal Court of Guernsey;

“Court Hearing” means the hearing by the Court to sanction the Scheme (with or without modification) pursuant to Section 110 of the Companies Law and otherwise in accordance with Part VIII of the Companies Law, including any adjournment or postponement thereof;

“Court Meeting” means the meeting of the Scheme Shareholders to be convened by order of the Court pursuant to Section 107 of the Companies Law to consider and, if thought fit, to approve the Scheme, including any adjournment or postponement thereof;

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755) (as amended), which system is recognised pursuant to the Regulations;

“Depositary” means TSX Trust Company, or any other depositary or trust company, bank or financial institution agreed to between Purchaser and the Company for the purpose of, among other things, distributing the Consideration in accordance with the terms of the Scheme of Arrangement;

“Effective Date” means the date on which the Effective Time occurs and this Scheme becomes effective in accordance with its terms;

“Effective Time” has the meaning set forth in clause 6(A) of this Scheme;

“Euroclear” means Euroclear UK & Ireland Limited;

“Excluded Shares” means (i) any Ordinary Shares beneficially owned by Purchaser or any of its subsidiaries and (ii) any Ordinary Shares held as treasury shares by the Company;

“General Meeting” means the general meeting of the Company convened in connection with the Scheme;

“Guernsey” means the Island of Guernsey;

“Guernsey Registry” means the body authorised by the States of Guernsey to maintain various registers as required under Guernsey legislation and operating under the name Guernsey Registry;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, restriction or adverse right or claim or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Ordinary Shares” means the ordinary shares of no par value in the capital of the Company;

“Purchaser” means Scientific Games Corporation, a corporation existing under the laws of Delaware;

“Regulations” means the Uncertificated Securities (Guernsey) Regulations, 2009 (GSI 2009/48);

“Scheme” means this scheme of arrangement under Part VIII of the Companies Law in its present form or with or subject to any modification, addition or condition which is agreed to by the Company and Purchaser in writing and which is approved or imposed by the Court;

“Scheme Circular” means the document, dated [●], prepared in accordance with Section 108 of the Companies Law (and all other applicable laws) sent by the Company to the Scheme Shareholders containing, among other things, a copy of the Arrangement Agreement, this Scheme of Arrangement, an explanatory statement in compliance with Part VIII of the Companies Law and the notices of Court Meeting and General Meeting;

 “Scheme Record Time” [●];

“Scheme Shareholders” means the holders of Scheme Shares;

“Scheme Shares” means all Ordinary Shares which are (i) in issue on the date of the Scheme Circular, (ii) issued after the date of the Scheme Circular but before the Scheme Voting Record Time or (iii) issued at or after the Scheme Voting Record Time but before the Scheme Record Time, in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares;

“Scheme Voting Record Time” means [●]1; and

“uncertificated form” or “in uncertificated form” means a share or other security recorded on the relevant register as being held in uncertificated form in either (i) CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST or (ii) CDS.

(a)            Capitalized terms used but not otherwise defined in this Scheme shall have the meanings ascribed to them in the Arrangement Agreement.

(b)            References to clauses and sub-clauses are to clauses and sub-clauses of this Scheme.

(c)            The issued share capital of the Company as at the close of business on [●] (being the latest practicable date prior to the date of this Scheme) was [●] Ordinary Shares (of which [●] Ordinary Shares are held as treasury shares).

(d)            As at [●] (being the latest practicable date prior to the date of this Scheme), AcquireCo and the AcquireCo Group owned [no] Ordinary Shares.

(e)            AcquireCo has agreed to appear by Counsel at the Court Hearing and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to this Scheme.

1.	Transfer of Scheme Shares

1.1            On the Effective Date, AcquireCo shall acquire all the Scheme Shares fully paid-up and free from all Liens and together with all rights attaching to them at the Effective Date or thereafter, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, paid or made by the Company by reference to a record date on or after the Effective Date, or any other return of capital (whether by reduction of share capital or otherwise) made on or after the Effective Date.

1.2            For such purposes, the Scheme Shares shall be transferred to AcquireCo (or its nominee(s)) and to give effect to such transfer any person may be appointed by AcquireCo as agent and will be authorised as such agent on behalf of the relevant holder of Scheme Shares to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer or procure the transfer by means of CREST or CDS, as the case may be, of such Scheme Shares and every form, instrument or instruction of transfer so executed shall be effective as if it had been executed by the applicable Scheme Shareholder thereby transferred.

1 To be a time which is no more than forty-eight (48) hours (excluding any days which are not Business Days) before the time of the Court Meeting or, if the Court Meeting is adjourned or postponed, a time which is no more than forty-eight (48) hours (excluding any days which are not Business Days) before the time of such adjourned or postponed meeting.

2.	Consideration for the transfer of the Scheme Shares

In consideration for the transfer of the Scheme Shares to AcquireCo as provided in clause 1 of this Scheme, AcquireCo shall, subject as hereinafter provided, pay or procure that there shall be paid to or for the account or benefit of each Scheme Shareholder whose name appears in the register of members of Company at the Scheme Record Time:

for each Scheme Share	CAD $2.40 in cash, without interest

3.	Cancellation of share certificates and CREST and CDS entitlements

With effect from and including the Effective Time:

(A)
all certificates representing Scheme Shares shall be cancelled and cease to be valid in respect of the Scheme Shares comprised therein and every Scheme Shareholder shall be bound at the request of AcquireCo to deliver up their certificate(s) to AcquireCo (or to any person appointed by AcquireCo, including the Depositary, to receive the same);

(B)	each holding of Scheme Shares credited to any stock account in CREST or CDS shall be disabled and all Scheme Shares shall be removed from CREST and CDS in due course; and

(C)	appropriate entries shall be made in the register of members of the Company on the Effective Date to reflect the transfer pursuant to clause 1.

4.	Settlement

4.1            On the Effective Date, AcquireCo shall deposit with the Depositary the cash consideration payable to the Scheme Shareholders in accordance with clause 2 hereof in immediately available funds, to give effect to this Scheme to the persons respectively entitled thereto.  As soon as practicable (and in any event not later than fourteen (14) days) after the Effective Date, the Depositary shall settle such cash consideration as set forth in this clause 4.

4.2            Notwithstanding the procedure set out in this clause 4, AcquireCo shall at all times be liable for paying or procuring the payment of the cash consideration due to the Scheme Shareholders in accordance with this Scheme.

4.3            Settlement of the consideration shall be effected as follows:

(A)	Fractional cash entitlements will be rounded down to the nearest cent.

Scheme Shares held in certificated form

(B)	Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form, settlement of the consideration to which such Scheme Shareholder is entitled will be effected in Dollars by cheque drawn on a branch of a Canadian clearing bank.

(C)
Payments made by cheque will be payable to the holders of the Scheme Shares concerned.  Cheques will be despatched to the person entitled thereto at the address as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, to the address of that joint holder whose name stands first in the register in respect of such joint holding). Cheques will be despatched by first class post, if the registered address is located in the same country as that in which despatch is occurring, or by international standard post, if the registered address is not in the same country.

(D)
Cheques sent in accordance with this clause 4 shall operate as good discharge to AcquireCo and the Depositary in respect of the consideration represented thereby, notwithstanding that it may subsequently appear that the same has been stolen. None of the Company, Purchaser, AcquireCo, the Depositary or any of their respective agents shall be responsible for any loss or delay in the transmission of cheques sent in this way, and such cheques shall be sent at the risk of the person entitled thereto.

Scheme Shares held in uncertificated form

(E)
Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form, settlement of the cash consideration to which such Scheme Shareholder is entitled will be effected in Dollars by the Depositary procuring the creation of an assured payment obligation in favor of the applicable CREST account through which the relevant Scheme Shareholder holds such uncertificated Scheme Shares in respect of the cash consideration due to such Scheme Shareholder or by electronic transfer through CDS, as applicable.

(F)
AcquireCo reserves the right to pay all or any part of the cash consideration referred to above to all or any Scheme Shareholders in uncertificated form at the Scheme Record Time in the manner referred to in sub-clause (B) above if, for any reason, it wishes to do so.

5.	Dividend Mandates

Each mandate relating to the payment of dividends on any Scheme Shares and other instructions given to the Company by Scheme Shareholders in force at the Scheme Record Time shall, as from the Effective Date, cease to be valid.

6.	Operation of the Scheme

(A)
The Scheme will become effective upon the filing with the Guernsey Registry of the order of the Court to sanction the Scheme under Part VIII of the Companies Law.  The date and time at which the Scheme becomes effective is referred to in this Scheme as the “Effective Time”.

(B)
Unless this Scheme has become effective on or before [●] p.m. (London time) on [●][2], or such later date, if any, the Company, Purchaser and AcquireCo may agree, this Scheme shall never become effective.

7.	Modification

The Purchaser, AcquireCo and the Company may jointly consent on behalf of all persons concerned to any modification of, or addition to, or any condition to, the Scheme which the Court may approve or impose (including designating any member of the AcquireCo Group to act in place of, or jointly with, AcquireCo for the purposes of the Scheme).

8.	Governing Law

This Scheme is governed by the laws of Guernsey and is subject to the jurisdiction of the courts of Guernsey.

9.            Withholding Taxes

Purchaser, AcquireCo, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Scheme Shareholder pursuant to clause 2 such amounts as Purchaser, AcquireCo, the Company or the Depositary, as applicable, are required to deduct and withhold from such consideration under any provision of any laws in respect of taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to clause 2 and shall be treated for all purposes under this Scheme as having been paid to the Scheme Shareholder in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate governmental entity.

Dated:  [●]

2 To be the Outside Date under the Arrangement Agreement.

SCHEDULE B-I
SCHEME RESOLUTION

“That the Scheme between the Company and the Scheme Shareholders, a print of which has been produced to this meeting and for the purposes of identification signed by the chairman hereof in its original form or as amended in accordance with its terms or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company, Purchaser and AcquireCo, be approved.”

B - I - 1

SCHEDULE B-II
GENERAL MEETING RESOLUTIONS

1.          SPECIAL RESOLUTION

THAT for the purpose of giving effect to the Scheme of Arrangement to be entered into between the Company and the Scheme Shareholders (each as defined in the said Scheme of Arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman thereof, in its original form, as approved by the Scheme Shareholders or as amended in accordance with its terms and subject to any modification, addition or condition approved or imposed by the Royal Court of Guernsey and agreed by the Company and Purchaser (as defined in the said Scheme of Arrangement) (the “Scheme”):

A.
the directors of the Company be and hereby are authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme, once sanctioned by the Royal Court of Guernsey, into full effect; and

B.	with effect from the passing of this resolution, the Articles of Incorporation of the Company be and are hereby amended by the adoption and inclusion of the following new Article 39:

“SCHEME OF ARRANGEMENT

1.
In this Article 39, the “Scheme” means the scheme of arrangement dated [●] 2017[3] between the Company and the Scheme Shareholders (as defined in the Scheme) under Part VIII of the Companies Law in its original form, as approved by the Scheme Shareholders or as amended in accordance with its terms and subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Purchaser and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

2.
Notwithstanding any other provision of these Articles or the terms of any resolution passed by the Company in general meeting, if the Company issues any Ordinary Shares (other than to Purchaser, AcquireCo or Purchaser’s nominee(s)) on or after the Scheme Voting Record Time and prior to the Scheme Record Time (each as defined in the Scheme), such Ordinary Shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares

3 To be dated the date of the Scheme Circular.
B - II - 1

for the purposes thereof) and the original or any subsequent holder or holders of such Ordinary Shares shall be bound by the Scheme accordingly.

3.
Subject to the Scheme becoming effective, and notwithstanding any other provision of these Articles, if any Ordinary Shares are issued to any person (other than Purchaser, AcquireCo or Purchaser’s nominee(s)) (the “New Member”) on or after the Scheme Record Time (the “Post-Scheme Shares”), they will (after the Scheme becomes effective) be immediately transferred to AcquireCo (or as Purchaser may direct) in consideration of and conditional on the payment by or on behalf of AcquireCo to the New Member of an amount in cash for each Post-Scheme Share equal to the consideration that the New Member would have been entitled to had each Post-Scheme Share been a Scheme Share.

4.
On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision or consolidation), the value of the consideration per Post-Scheme Share to be paid under Article 39.3 above shall be adjusted by the Directors in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to be fair and reasonable to the New Member to reflect such reorganisation or alteration. References in this Article to Ordinary Shares shall, following such adjustment, be construed accordingly.

5.
To give effect to any transfer required by this Article, the Company may appoint any person as attorney for the New Member to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favor of AcquireCo and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the Post-Scheme Shares in AcquireCo and pending such vesting to exercise all such rights to the Post-Scheme Shares as AcquireCo may direct. If an attorney is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of AcquireCo) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by AcquireCo. The Company may give good receipt for the purchase price of the Post-Scheme Shares and may register AcquireCo as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares. AcquireCo shall send a cheque (or shall procure that such a cheque is sent) in favor of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) for the purchase price of such Post-Scheme Shares promptly after the date on which the Post-Scheme Shares are issued to the New Member.

B - II - 2

6.
If the Scheme shall not have become effective by the date referred to in clause 6(B) of the Scheme (or such later date, if any, as Purchaser and the Company may agree and the Court may allow, if such consent is required), this Article shall be of no effect.

7.	Notwithstanding any other provision of these Articles, the Directors may refuse to register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date.

8.	Notwithstanding any other provision of these Articles, the Directors may refuse to register the transfer of any Ordinary Shares other than as provided by this Article.”

By Order of the Board

B - II - 3

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)
Organization and Qualification.  Each of the Company and its Subsidiaries is a corporation or legal entity duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted, except where the failure to be (to the extent applicable) in good standing or to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties and assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  True, correct and complete copies of the Constitutional Documents of the Company and each of its Subsidiaries have been made available to Purchaser and no action has been taken to amend or supersede such documents.

(2)            Capitalization.

(a)
The authorized share capital of the Company consists of an unlimited number of Ordinary Shares and an unlimited number of shares of different types or classes. At the close of business on September 15, 2017 (the “Capitalization Date”), (i) 108,228,682 Ordinary Shares were in issue, (ii) no Ordinary Shares were held as treasury shares by the Company and (iii) no shares of the Company of different types or classes, other than Ordinary Shares, were in issue or held as treasury shares by the Company.  At the close of business on the Capitalization Date, (A) 187,000 Convertible Preference Shares were issued and outstanding and 50,486,039 Ordinary Shares were issuable upon conversion of the Convertible Preference Shares issued and outstanding on the Capitalization Date; (B) 40,000 Exchangeable Preferred Shares were issued and outstanding, and 9,081,843 Ordinary Shares were issuable upon exchange of the Exchangeable Preferred Shares issued and outstanding on the Capitalization Date; (C) up to 4,200,000 Ordinary Shares were issuable upon conversion of the Unsecured Convertible Debenture outstanding on the Capitalization Date; (D) 30,280,541 Ordinary Shares were issuable upon exercise of the Company Warrants outstanding on the Capitalization Date; (E) 1,365,285 Ordinary Shares were reserved and available for issuance pursuant to the Company Option Plan; (F) 9,457,583 Ordinary Shares were issuable in respect of outstanding Company Options; and (G) 63,772 Ordinary Shares were held under the ESAP Trust.  From the close of business on the Capitalization Date through the date of this Agreement, no options, restricted stock units or other rights to acquire Ordinary Shares have been granted and no Ordinary Shares have been issued, except for Ordinary Shares issued pursuant to the exercise, settlement, conversion or exchange, as applicable, of Company Convertible Securities outstanding on the Capitalization Date (as listed in this Section(2)(a) of this Schedule C) in accordance with their terms.

(b)
Section (C)(2)(b) of the Company Disclosure Letter sets forth, in respect of the Convertible Preference Shares, as of the Capitalization Date:  (i) the holders of the Convertible Preference Shares and the number of Convertible Preference Shares held by each holder, (ii) the number of Ordinary Shares issuable upon conversion of the Convertible Preference Shares,  (iii) the number and class of any other securities of the Company or any of its Subsidiaries issuable upon conversion of the Convertible Preference Shares (if any), (iv) the initial conversion price and conversion ratio applicable to the Convertible Preference Shares and (v) the conversion price and conversion ratio applicable to the Convertible Preference Shares upon the date of this Agreement. True, correct and complete copies of all Company Equity Documents establishing the terms of, or governing the rights of the holders of, the Convertible Preference Shares have been made available to Purchaser and such Company Equity Documents are in full force and effect.

(c)
Section (C)(2)(c) of the Company Disclosure Letter sets forth, in respect of the Exchangeable Preferred Shares, as of the Capitalization Date:  (i) the holders of the Exchangeable Preferred Shares and the number of Exchangeable Preferred Shares held by each holder, (ii) the number of Ordinary Shares issuable upon exchange of the Exchangeable Preferred Shares,  (iii) the number and class of any other securities of the Company or any of its Subsidiaries issuable upon exchange of the Exchangeable Preferred Shares (if any), (iv) the initial exchange price and exchange ratio applicable to the Exchangeable Preferred Shares and (v) assuming redemption thereof on the date of this Agreement in connection with a “NYX Control Transaction” (as defined in Article 26), the exchange ratio applicable to the Exchangeable Preferred Shares on the date of this Agreement. True, correct and complete copies of all Company Equity Documents establishing the terms of, or governing the rights of the holders of, the Exchangeable Preferred Shares have been made available to Purchaser and such Company Equity Documents are in full force and effect.

(d)
Section (C)(2)(d) of the Company Disclosure Letter sets forth, in respect of each Company Option outstanding, as of the date of this Agreement:  (i) the number of Ordinary Shares covered by such award, (ii) the per share exercise price, (iii) the date of grant, (iv) the date of expiry, (v) the vesting schedule and vested status, (vi) the employee identification number of the registered Company Optionholder thereof and (vii) an indication of whether each such Company Optionholder is a current or former Participant. The Company Option Plan, the ESAP and the stock plan under which restricted share units were previously granted, and the issuance of Ordinary Shares under such plans (including all outstanding Company Options, all outstanding Ordinary

Shares held by the ESAP Trust and the issuance of Ordinary Shares pursuant to the settlement of such previously granted restricted stock units), have been duly authorized by the Company Board or an applicable committee thereof in compliance with Law and the terms of the plans and have been recorded on the Company’s financial statements in accordance with IFRS and the grants of awards and issuances of Ordinary Shares under such plans have been made in accordance with applicable Law.  Each Company Option has a grant date identical to the date it was actually approved by the Company Board or an applicable committee thereof (or such later date that the Company Board or an applicable committee thereof approved to be the effective grant date), and the per share exercise price of such Company Option was no less than the fair market value of an Ordinary Share on such grant date.

(e)
Section (C)(2)(e) of the Company Disclosure Letter sets forth, in respect of each Company Warrant, as of the date of this Agreement:  (i) the number of Ordinary Shares issuable upon exercise of such Company Warrant, (ii) the per share exercise price, (iii) the date of grant, (iv) the date of expiry, (v) the vesting schedule and vesting status (if applicable) and (vi) the name of the registered Company Warrantholder. Each Company Warrant has a grant date identical to the date it was actually granted by the Company Board, and the per share exercise price of such Company Warrant was no less than the fair market value of an Ordinary Share on such grant date. True, correct and complete copies of all Warrant Indentures and all other Company Equity Documents (if any) establishing the terms of any Company Warrants, or governing the rights of the Company Warrantholders, have been made available to Purchaser and such Warrant Indentures or Company Equity Documents (if any) are in full force and effect.

(f)
True, correct and complete copies of the Unsecured Convertible Debenture and all other Company Equity Documents (if any) establishing the terms of the Unsecured Convertible Debenture, or governing the rights of the holder of Unsecured Convertible Debenture, have been made available to Purchaser and such Unsecured Convertible Debenture and Company Equity Documents (if any) are in full force and effect.

(g)
All Ordinary Shares in issue have been duly authorized and validly issued, are fully paid and non-assessable. All Ordinary Shares issuable upon the exercise, settlement, conversion or exchange, as applicable, of outstanding Company Convertible Securities have been duly authorized and, upon issuance, settlement, conversion or exchange, as applicable, in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to, or issued in violation of, any preemptive rights.  No Ordinary Shares or Company Convertible Securities have been issued or granted in violation of any Law or any preemptive or similar rights applicable thereto.

(h)
Except as set forth above in this Section (2) of this Schedule C, there are no authorized, issued, outstanding or reserved for issuance Ordinary Shares or other equity securities of the Company or options, warrants, calls, or conversion, preemptive, redemption, repurchase, restricted stock unit, stock appreciation, phantom equity or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company to, directly or indirectly, issue or sell any securities of the Company, or give any Person a right to subscribe for or acquire from the Company, any securities of the Company.

(i)	Except as set forth above in this Section (2) of this Schedule C, there are no authorized, issued, outstanding or reserved for issuance:

(i)
obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company, or qualify securities for public distribution in Canada, Guernsey or elsewhere, and there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or disposition of any securities of the Company; or

(ii)
notes, bonds, debentures or other evidences of Indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with the Company Shareholders on any matter.

(j)
Neither the Company nor any Subsidiary of the Company is in breach of or default (nor, to the knowledge of the Company, is there any condition or event which, with notice or lapse of time or both, would constitute such a breach or default) under the terms of any Company Equity Document.  To the knowledge of the Company, no other party to any Company Equity Document is in breach of or default (nor, to the knowledge of the Company, is there any condition or event which, with notice or lapse of time or both, would constitute such a breach or default) under the terms of any Company Equity Document.  Each Company Equity Document is a valid and binding obligation of, and enforceable in accordance with its terms against, the Company or the relevant Subsidiary party thereto, as applicable, and, to the knowledge of the Company, each other party thereto and is in full force and effect; provided, however, that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally.  Neither the Company nor any of its Subsidiaries has received any written notice of any breach or default under any Company Equity Document.

(3)
Subsidiaries.  Section (C)(3) of the Company Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries of the Company, and the Company does not own, directly or indirectly, any capital stock or other equity interest in any other Person. There are no issued, outstanding or authorized options, warrants, calls or convertible or exchangeable securities, preemptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate any of the Company’s Subsidiaries to, directly or indirectly, issue, deliver or sell, or cause to be issued, delivered or sold, any securities of any of the Company’s Subsidiaries or give any Person a right to subscribe for or acquire any securities of any of the Company’s Subsidiaries.  Except for the Exchangeable Preferred Shares and the Convertible Preference Shares listed in Sections (2)(b) and (2)(c) of this Schedule C, all of the securities of the Company’s Subsidiaries are legally and beneficially owned by the Company or one or more wholly owned Subsidiaries of the Company, free and clear of all Liens. All the outstanding shares of capital stock of or other equity interests in each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and not subject to preemptive rights.

(4)	Authorization; Enforceability.

(a)
The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Acquisition, subject to the conditions set forth in this Agreement and, solely in the case of the Scheme, to obtaining the Required Shareholder Approvals and the Scheme Order.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Acquisition, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Acquisition (other than, with respect to the consummation of the Scheme, obtaining the Required Shareholder Approvals and the Scheme Order and the filing of the Scheme Order with the Guernsey Registry).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser and AcquireCo, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(b)
Neither the Company nor any of its Subsidiaries are insolvent under the laws of the jurisdiction of its organization, unable to pay their debts as they fall due or have proposed or are liable to pay any arrangement (whether by court process or otherwise) under which their creditors (or any group of them) would receive less than the amounts due to them.

(c)	There are no Proceedings in relation to any compromise or arrangement with creditors or any winding up, desastre or insolvency Proceedings (or order made, petition presented or resolution passed for the appointment of a liquidator, administrator or officer in desastre Proceedings) concerning the Company or any of its Subsidiaries and no events have occurred which would justify such Proceedings.  No steps have been taken to enforce any security over any assets of the Company or any of its Subsidiaries and no event has occurred to give the right to enforce such security.

(5)	Board Approval and Shareholder Approvals.

(a)
The Company Board, by resolutions unanimously adopted at a meeting duly called and held, has (i) determined that the terms of the Scheme are fair and reasonable; (ii) resolved to unanimously recommend that the Scheme Shareholders vote in favor of the Scheme Resolution at the Court Meeting and the Company Shareholders vote in favor of the General Meeting Resolutions at the General Meeting; and (iii) authorized and approved the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, rescind or supersede such resolutions, determinations or  authorizations.

(b)
Assuming the accuracy of the representations and warranties contained in Section 8 in Schedule D, the required level of approval for the “Special Resolution” included in the General Meeting Resolutions is a majority of not less (and not more) than seventy-five percent (75%) of the votes of the Company Shareholders entitled to vote and voting in person or by proxy at the General Meeting (the “Required General Meeting Approval”).

(c)
Assuming the accuracy of the representations and warranties contained in Section 8 in Schedule D, the Required Shareholder Approvals are the only vote of the holders of any class or series of capital stock of the Company necessary under the Company’s Constitutional Documents and by Law (including the Companies Law) for the consummation of the transactions contemplated by this Agreement, including the Acquisition.

(d)
The U.K. City Code on Takeovers and Mergers is inapplicable to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition, and no other anti-takeover statute or regulation or any takeover-related provision in the Company’s Constitutional Documents or any shareholder rights plan or similar agreement is applicable to the Company, Purchaser or AcquireCo, this Agreement or the Scheme that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the transactions contemplated hereby, including the Scheme.

(6)	No Conflict; Required Filings and Consents.

(a)
None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Scheme or any other transaction contemplated by this Agreement, or the Company’s performance of its obligations hereunder will (i) subject to obtaining the Required Shareholder Approvals, conflict with or violate the Constitutional Documents of the Company or any of its Subsidiaries, (ii) assuming the Regulatory Approvals specified in Section (6)(b) of this Schedule C have been obtained or made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract ( to which the Company or any of its Subsidiaries is party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, other than, in the case of sub-clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)
None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Scheme or any other transaction contemplated by this Agreement, or the Company’s performance of its obligations hereunder, will require any Regulatory Approval, except for (i) the Order to Call Court Meeting, (ii) the Scheme Order and the subsequent filing of the Scheme Order with the Guernsey Registry, (iii) compliance with Securities Laws and the rules and policies of the TSXV, (iv) compliance with and receipt of Regulatory Approvals required under any applicable Antitrust Laws, (v) receipt of applicable Gaming Approvals and (vi) any such other consents, waivers, permits, exceptions, reviews, orders, decisions, approvals, registrations or filings, the failure of which to have, make or obtain, as applicable, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)
As of the date of this Agreement, to the knowledge of the Company, there are no facts or circumstances with respect to the Company, its Subsidiaries or any of their respective Affiliates insofar as such Affiliate-owned interest would be attributable to the Company or any of its Subsidiaries under any applicable Gaming Law, that would prevent or materially delay receipt of any of the Required Gaming Approvals.

(7)
Permits.  The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, findings of suitability and orders of or from a Governmental Entity (including all authorizations, licenses, approvals, findings of suitability and orders under Gaming Laws) necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and carry on their respective businesses as now being conducted (the “Company Permits”).  Section (C)(7) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all such material Company Permits.  True, correct and complete copies of all such material Company Permits have been made available to Purchaser and all such material Company Permits are in full force and effect and none of the Company or its Subsidiaries is in default or violation of any such material Company Permit.  Neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2015 from any Governmental Entity threatening to suspend, revoke, withdraw, modify in any material and adverse respect or limit any material Company Permit. To the knowledge of the Company there are no circumstances or conditions providing grounds for any suspension, revocation or withdrawal of any material Company Permit.

(8)	Compliance with Laws.

(a)
The Company and its Subsidiaries are in compliance with, and have not received written notice of any default or violation of, any Laws (other than Gaming Laws) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, in each case except for instances of non-compliance, default or violation that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)
The Company and its Subsidiaries are in material compliance with, and have not received written notice of any material default or violation of, any material Gaming Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

(c)
The Company and its Subsidiaries are in material compliance with all applicable Laws relating to (i) the privacy of users of the Company’s and its Subsidiaries’ respective products and services and all internet websites owned, maintained or operated by the Company or its Subsidiaries and (ii) the collection, storage, processing, use and transfer of, and provision of notice of breach regarding, any personally identifiable information. Except as would not be material to the Company and its Subsidiaries taken as a whole, no claims are pending, or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries by any Person alleging a violation of such applicable Laws or by any Person alleging a violation of such Person’s privacy or confidentiality rights or rights relating to personal information.

(9)	Securities Laws Matters.

(a)
The Company is a “reporting issuer” in all of the provinces and territories of Canada and has not been noted in any such provinces or territories.  The Ordinary Shares are listed and posted for trading on the TSXV and the

Company is in compliance with all rules and policies of the TSXV in all material respects.

(b)
The Company has not taken any action to cease to be a reporting issuer in any province or territory nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company.  No delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of the Company is pending, in effect, or to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken, and to its knowledge, the Company is not currently subject to any formal or informal Proceeding relating to any such Order or restriction.

(c)
The Company has timely filed or furnished all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Company under Securities Laws with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each of the Company Filings complied as filed in all material respects with all applicable Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.  The Company has not filed any confidential material change report or any other confidential filings with any Securities Authority either of which at the date of this Agreement remains confidential.

(10)	U.S. Securities Law Matters; U.K. Takeover Matters.

(a)
The Company does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to, nor has it ever been subject to, any reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act.  The Company is not and has never been subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States and is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the U.S. Exchange Act).

(b)	The U.K. City Code on Takeovers and Mergers does not apply to the Company and the Company is not otherwise subject to takeover regulation in the U.K.

(11)	Financial Statements.

(a)
The audited consolidated financial statements of the Company as, at and for each of the fiscal years ended December 31, 2015 and December 31, 2016, including the notes thereto and the report of the Company’s independent auditors thereon, and the unaudited interim condensed consolidated financial statements of the Company as, at and for the periods ended March 31, 2017 and March 31, 2016, including the notes thereto, and June 30, 2017 and June 30, 2016, including the notes thereto, included in the Company Filings (collectively, the “Company Financial Statements”) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and their financial performance and cash flows for the respective periods then-ended (except, in the case of the unaudited interim condensed consolidated financial statements, as permitted by IFRS, for normal period-end adjustments or the absence of footnotes) in conformity with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(b)
The financial books, records and accounts of the Company and its Subsidiaries (i) have been maintained, in all material respects, in compliance with IFRS and in accordance with good business practices, (ii) have been maintained, in all material respects, on a basis consistent with prior years except as noted in the Company Financial Statements, (iii) accurately and fairly reflect all material transactions, acquisitions and dispositions of the Company and its Subsidiaries and (iv) accurately and fairly reflect the basis for the Company Financial Statements.

(12)	Disclosure Controls and Procedures; Internal Controls over Financial Reporting.

(a)
The Company has established and maintains or has caused to be established and maintained, a system of disclosure controls and procedures solely to the extent required by a “venture issuer” pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws. Such disclosure controls and procedures include only such controls and procedures required by a “venture issuers” under applicable Securities Laws.

(b)
The Company has established and maintains or has caused to be established and maintained a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements solely to the extent required by a “venture issuer” pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

(c)
There are no material weaknesses relating to the design, implementation or maintenance of the Company’s internal control over financial reporting solely to the extent any such design, implementation or maintenance is required by a “venture issuer” pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(d)
Since January 1, 2015, (i) neither the Company nor any of its Subsidiaries has received, in writing, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, and (ii) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective Representatives to the Company Board or any committee thereof.

(13)	Absence of Certain Changes or Events.

(a)
Since December 31, 2016 and to the date of this Agreement, there has not been any change, event, occurrence, effect, state of facts or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)
Except for matters in connection with the transactions contemplated by this Agreement, since December 31, 2016 and to the date of this Agreement, the Company and its Subsidiaries have conducted their business only in the Ordinary Course.

(c)
Since December 31, 2016 and to the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 4.1(y)(3), 4.1(y)(5), 4.1(y)(6), 4.1(y)(7), 4.1(y)(8), 4.1(y)(9),  4.1(y)(10) and 4.1(y)(17).

(14)
No Undisclosed Liabilities.  Except (a) as and to the extent reflected or reserved against in the Company’s most recent consolidated balance sheet or the notes thereto included in the Company Financial Statements, (b) for liabilities or obligations incurred in the Ordinary Course since the date of such balance sheet, (c) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, (d) for liabilities incurred in accordance with the terms of any Company Material Contract (other than liabilities due to breaches thereunder) and (e) for liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the

Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether due or to become due.

(15)
Absence of Litigation.  There is no claim, suit, action, litigation, arbitration, mediation, proceeding or investigation (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  As of the date hereof, there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.  To the knowledge of the Company, (x) no officer or director of the Company or any of its Subsidiaries is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company or any of its Subsidiaries, and (y) no such Proceeding is threatened, in either case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any Order.

(16)
Environmental Matters.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws (which compliance includes the possession by such entities of all Authorizations required under any Environmental Laws, and compliance with the terms and conditions thereof), (b) there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (c) since January 1, 2015, the Company and its Subsidiaries have not caused or permitted and, to the knowledge of the Company, are not otherwise liable for any Release of any Hazardous Substance on, at, in or underneath any property, whether or not currently owned or leased by the Company or any of its Subsidiaries.

(17)            Employee Benefit Plans.

(a)
Section (C)(17)(a) of the Company Disclosure Letter contains a true, correct and complete list of each material Company Benefit Plan.  With respect to each material Company Benefit Plan, the Company has made available to Purchaser true, correct and complete copies of the following (as applicable):  (i) the most recent Company Benefit Plan document and all amendments thereto (or, with respect to any such unwritten Company Benefit Plan, a written description thereof); (ii) the most recent annual report on Form 5500 (or any comparable form) filed with the IRS (or any comparable Governmental Entity) with respect to each Company Benefit Plan (if required by applicable Law) and the most recent actuarial report in respect of any Company Benefit Plan that is a single employer pension plan subject to Title

IV of ERISA; (iii) the most recent summary plan description for each Company Benefit Plan, including any Company Benefit Plan for which a summary plan description is required by applicable Law and all related summaries of material modifications; (iv) the most recent IRS determination, notification, or opinion letter, if any, received with respect to each applicable Company Benefit Plan or any similar documentation from any relevant Governmental Entity; and (v) each trust agreement, insurance Contract, annuity Contract, or other funding arrangement in effect as of the date hereof and relating to any Company Benefit Plan.  Except as specifically set forth in the foregoing documents made available to Purchaser, there are no material amendments to any Company Benefit Plan that have been adopted or approved, and neither the Company nor any of its Subsidiaries has undertaken to make any material amendments or to adopt or approve any new Company Benefit Plan.

(b)
Each Company Benefit Plan is and has been established, operated and administered in accordance with its terms and applicable Law, including ERISA, the Companies Law and the Code, except for instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  With respect to each Governmental Plan, (i) the Company and its Subsidiaries have complied with the requirements thereof and (ii) no liability has been incurred by the Company or any of its Subsidiaries that, to the extent required to be made or paid on or prior to the date hereof, has not been satisfied in full, in each case, except for instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All contributions, premiums and other payments required to be made with respect to each Company Benefit Plan and each Governmental Plan have been made on or before their due dates under applicable Law and the terms of such Company Benefit Plan or, to the extent not required to be made or paid on or prior to the date hereof, have been fully reflected on the Company’s financial statements in accordance with IFRS, except, in both cases, where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  There are no pending or, to the knowledge of the Company, threatened investigations by any Governmental Entity, termination proceedings or other claims (except claims for benefits in the ordinary course) against or involving any Company Benefit Plan or with respect to any obligation of the Company and its Subsidiaries under any Governmental Plan or asserting any rights to or claims for benefits under any Company Benefit Plan or with respect to any obligation of the Company and its Subsidiaries under any Governmental Plan, in each case, other than any such investigations, proceedings, or claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)
Neither the Company nor any ERISA Affiliate has, or has within the past six (6) years, any liability (whether direct or indirect, actual or contingent) with respect to any defined benefit or pension plan, Multiemployer Plan (whether or not subject to ERISA), or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code, or any “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA) (in each case, whether or not subject to ERISA). No liability under Title IV of ERISA has been incurred by the Company or any of its ERISA Affiliates during the six (6) years prior to the date hereof that has not been satisfied in full (other than with respect to amounts not yet due).

(d)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Benefit Plan has been registered to the extent required by applicable Law, and has been maintained in good standing with applicable regulatory authorities.  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter or opinion letter from the IRS upon which it can rely that it is so qualified and that the plans and trusts related thereto are exempt from U.S. federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code.  To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered or qualification status of any such Company Benefit Plan.  None of the Company or any of its Subsidiaries, or to the knowledge of the Company, any of their respective agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of assets under any Company Benefit Plan, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)
No Company Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, other than (i) death benefits when termination occurs upon death and (ii) health care continuation as required by Section 4980B of the Code, ERISA or similar Law of any state (“COBRA”) or an applicable employment agreement or severance agreement, plan or policy requiring the Company to pay or subsidize COBRA premiums for a terminated employee for up to eighteen (18) months following the employee’s termination.

(f)
None of the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events) (i) entitle any Participant to any compensation, severance pay or any other benefit under any Company Benefit Plan, (ii) result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in the amount or value of, or any payment or benefits or obligation to fund benefits with respect to any Person, or (iii) directly or indirectly cause the Company, any of its Subsidiaries or Purchaser or any of its Affiliates to transfer or set aside any assets to fund any benefits under any Company Benefit Plan.  No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement by any Participant under any Company Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise Tax under Section 4999 of the Code. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(g)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Non-U.S. Benefit Plans (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for specific Tax treatment, meet all the requirements for such treatment and (iii) if they are intended to be funded or book-reserved, are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(18)	Intellectual Property.

(a)
Section (C)(18)(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications, and (iii) Copyright applications and registrations; in each case, owned by the Company or any of its Subsidiaries, as of the date hereof (“Company Registered IP”); indicating with respect to all items listed in items (i) through (iii), where applicable, the jurisdiction in which each of the items of Company Registered IP has been applied for, issued or registered, the application/registration number and the current owner of record in all material respects.  The foregoing registrations are in effect and subsisting and, to the knowledge of the Company, valid and enforceable.  The Company and its Subsidiaries exclusively own the applications included in the Company Registered IP and exclusively own all right, title and interest in, to and under the registrations included in the Company Registered IP free and clear of any Liens other than Permitted Liens.

(b)
The Company and its Subsidiaries (i) own all right, title and interest in, to and under or (ii) have the valid right or license to use, and to the extent applicable, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, perform, display, license and dispose of all material Intellectual Property Rights as currently used or exploited by the Company and its Subsidiaries in the business of the Company or any of its Subsidiaries (including their respective products and services), in each case, free and clear of all Liens other than Permitted Liens.

(c)
Neither the execution, delivery and performance of this Agreement nor the consummation of the Acquisition and other transactions contemplated by this Agreement will:  (i) materially impair the right of the Company and its Subsidiaries to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, perform, display, distribute, license or dispose of any Company Owned IP or the Licensed IP Rights or any portion thereof as currently used or exploited by the Company and its Subsidiaries or (ii) result in or require the licensing or non-assertion of any material Intellectual Property Rights of Purchaser or its Affiliates.

(d)
There is no pending or, to the knowledge of the Company, threatened Proceeding against the Company or any of its Subsidiaries concerning the validity, enforceability or ownership of any material Company Owned IP or the right of the Company to use or otherwise exploit any material Company Owned IP or Licensed IP Rights. None of the Company Owned IP is subject to any Order restricting in any material manner the use, distribution, transfer, licensing or other exploitation by the Company or any of its Subsidiaries of any material Company Owned IP or the Company’s (or its applicable Subsidiary’s) ownership thereof.

(e)
To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries, as currently conducted, and as has been conducted in the past three (3) years, does not infringe, violate or misappropriate and has not infringed, violated or misappropriated upon any Intellectual Property Rights of any other Person.  Neither the Company nor any of its Subsidiaries has received, since January 1, 2015, any written charge, complaint, claim, demand or notice, nor is there any pending or, to the knowledge of the Company, threatened action or other Proceeding, alleging any such infringement, violation or misappropriation by the Company or any of its Subsidiaries, that has not been settled or otherwise fully resolved.  To the knowledge of the Company, no other Person has infringed, violated or misappropriated, in any material respect, any Company Owned IP since January 1, 2015.  None of the Company or any of its Subsidiaries has sent any written charge, complaint, claim, demand or notice alleging infringement, violation, or misappropriation of any Company Owned IP since January 1, 2015.

(f)
Each of the Company and its Subsidiaries has taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of material Trade Secrets included in the Company Owned IP. The Company or one of its Subsidiaries has secured valid written assignments and waivers from (i) all of the current and former employees of the Company or any of its Subsidiaries who were involved in, or who contributed to, the creation or development of any material Intellectual Property Rights and (ii) all current and former consultants and independent contractors who developed or created any material Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries that the Company or its Subsidiaries purport to own; and such assignments validly assign to the Company all rights, title and interest in and to any such contributions that the Company does not already own by operation of Law. Neither the Company nor any of its Subsidiaries has developed jointly with any other party any material Intellectual Property Rights with respect to which such other party has any ownership rights.

(g)	As of the date of this Agreement, no current or former employee has challenged the Company’s ownership of any material Company Owned IP.

(h)
As used in this Section (18)(h) of this Schedule C, “Open Source Materials” means any software that is licensed, distributed or conveyed under a Contract that requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated or with which such software is distributed or that is derived from such software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract; Open Source Materials includes software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, a Microsoft Shared Source License, the Common Public License, the Apache License, and any license listed at www.opensource.org. The Company has not distributed, licensed or otherwise used any Open Source Materials in any manner, including by statically linking Open Source Materials with other software, that has resulted or will result in any material proprietary software owned or (other than Open Source Materials themselves, which are not materially modified from what is currently generally publicly available in a manner that would include in such Open Source Materials source code that has material independent value and that was developed by or on behalf of the Company or its Subsidiaries, and such inclusion would have the effect thereon described in sub-clauses (i) or (ii) of this sentence) used under license by the Company or its Subsidiaries, including any material game theme software or operating system software used in its electronic gaming devices or its gaming systems, being required to be (i) disclosed or distributed in source code form or (ii) delivered at no charge or otherwise being dedicated to the public.

(i)
To the knowledge of the Company, none of the products or services or IT Assets of the Company or any of its Subsidiaries contains any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions:  (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”).  The Company and its Subsidiaries have taken commercially reasonable precautions to protect their respective products and services and IT Assets from Malicious Code and have in place commercially reasonable disaster recovery plans and procedures for such IT Assets.  To the knowledge of the Company, there have been no breaches of security that resulted in a disclosure of any material Trade Secrets of the Company or its Subsidiaries.  The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws regarding the security of the products and services and the IT Assets of the Company and its Subsidiaries.

(j)
The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by each of the Company and any of its Subsidiaries in connection with its business. To the knowledge of the Company, none of the IT Assets managed by the Company and its Subsidiaries has, since January 1, 2015, suffered any material failure, malfunction or loss of data and no Person has gained unauthorized access to such IT Assets.

(k)
The Company and its Subsidiaries are, and since January 1, 2015 have been, in compliance in all material respects with all applicable Laws and Contracts relating to privacy, data protection, data or privacy breach notification, anti-spam, commercial electronic messages, personally identifiable information and personal information (“Information Privacy Laws”) and have taken commercially reasonable measures to protect and maintain the privacy, security and integrity of any personal data or other information that may be subject to Information Privacy Laws (“Personal Information”). Since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice of any Proceedings with respect to Information Privacy Laws. Since January 1, 2015, to the knowledge of the Company, no Person has made any illegal or unauthorized use of Personal Information and there has been no loss of, or unauthorized access to, alteration of, or disclosure of any Personal Information. Since January 1, 2015, neither the Company nor any of its Subsidiaries has (i) been legally required to provide any notices to Governmental Entities, data owners or individuals in connection with a loss or disclosure of, or unauthorized access to, Personal Information and (ii) provided any such notice, or paid or offered any related compensation, whether or not legally required.

(19)	Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)
all Tax Returns required by applicable Law to be filed with any Taxation Authority by, or on behalf of, the Company or any of its Subsidiaries have been duly filed when due (including valid extensions) in accordance with all applicable Laws and such Tax Returns are true and complete;

(b)
the Company and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxation Authority all Taxes due and payable or required by applicable Law to be withheld and remitted, or (i) where payment is not yet due, has established an adequate accrual in accordance with IFRS or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established an adequate reserve in accordance with IFRS;

(c)
the Company and each of its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial sales Taxes and state and local Taxes, required by applicable Law to be collected by it and has duly and timely remitted to the appropriate Taxation Authority such amounts required by Law to be remitted by it;

(d)	there are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens;

(e)	there is no Proceeding pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax;

(f)
no written claim has been made by any Taxation Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it or such Subsidiary is, or may be, subject to Tax by that jurisdiction;

(g)
neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in Contracts the primary purposes of which do not relate to Taxes;

(h)
the Company and each of its Subsidiaries has, within applicable time limits, kept sufficient, proper and accurate records and supplementary documentation in relation to Taxation as required by applicable Law;

(i)
no transaction has been effected by the Company or any of its Subsidiaries in respect of which any consent, clearance or approval from any Taxation Authority was required and which consent, clearance or approval (as the case may be) was not obtained;

(j)
(i) the Company is organized in Guernsey and is a resident of Guernsey for Tax purposes (under the Laws of Guernsey), and is not a resident (for Tax purposes or otherwise) of any other jurisdiction, and (ii) each of the Company’s Subsidiaries is a resident of the jurisdiction in which it is organized and is not a resident (for Tax purposes or otherwise) of any other jurisdiction;

(k)
the value of consideration paid or received by each of the Company and the Subsidiaries in respect of the acquisition, sale or transfer of any property or the provision of any services to or from any person with whom it does not deal at “arm’s length” (as defined for purposes of the Tax Act) has been equal to the fair market value of such property acquired, sold or transferred or services provided;

(l)
there are no circumstances existing as of the date hereof that could result in the application of one or more of Sections 17, 78 or 80 to 80.04 of the Tax Act or any analogous provision of any Law of any province or territory of Canada to the Company or any of its Subsidiaries;

(m)
for all transactions, if any, between the Company, or any of its Subsidiaries, and any non-arm’s length person that is a non-resident of Canada for purposes of the Tax Act and to which subsection 247(3) of the Tax Act would apply, the Company or such Subsidiary, as applicable, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act;

(n)
neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement;

(o)	neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in U.S. Treasury Regulation Section 1.6011-4(b)(2);

(p)
neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) beginning after the Effective Date as a result of:  (i) a change in method of accounting for a taxable period ending on or prior to the Effective Date that is still open or for which the statute of limitations has not yet expired; (ii) a “closing agreement” as described in Section 7121 of the Code or any corresponding or similar provision of state, local or foreign income Tax Law, a gain recognition agreement, Tax holiday, Tax exemption or other agreement with a Taxation Authority executed on or prior to the Effective Date; (iii) an intercompany transaction or excess loss account (as described in the U.S. Treasury Regulations under Section 1502 of the Code); (iv) an installment sale or open transaction disposition made on or prior to the Effective Date; (v) a prepaid amount received on or prior to the

Effective Date, except for such amounts received in the Ordinary Course; or (vi) the dual consolidated loss provisions of Section 1503(d) of the Code;

(q)
each of the Regarded U.S. Subsidiaries is treated as a corporation for U.S. federal income Tax purposes, and NYX Digital Gaming (USA) LLC is disregarded as an entity separate from NYX Digital Gaming (Americas) LLC for U.S. federal income Tax purposes (disregarding for purposes of this clause (q) any Material Adverse Effect qualification set forth in this Section (19) of this Schedule C); and

(r)
no asset of the Company or of any of its Subsidiaries (excluding any asset of a Regarded U.S. Subsidiary or NYX Digital Gaming (USA) LLC) constitutes a “United States real property interest” (within the meaning of Section 897(c)(1) of the Code) (disregarding for purposes of this clause (r) any Material Adverse Effect qualification set forth in this Section (19) of this Schedule C).

(20)	Company Material Contracts.

(a)
Section (C)(20)(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each Company Material Contract. True, correct and complete copies of the Company Material Contracts, as of the date of this Agreement, have been made available to Purchaser. For purposes of this Agreement, “Company Material Contract” means any Contract (other than Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected that:

(i)	constitutes, or would be required to be filed by the Company as, a “material contract” in accordance with applicable Securities Laws;

(ii)
creates (or governs the operation of) a material joint venture, alliance or partnership, other than any such Contract solely among the Company and any of its wholly owned Subsidiaries or among any of such Subsidiaries;

(iii)	is an acquisition agreement, asset purchase agreement, stock purchase agreement or other similar agreement which has not yet been consummated;

(iv)
is a Contract, other than a purchase order, with any supplier or vendor to the Company or its Subsidiaries and (x) involves payments by the Company or its Subsidiaries to such supplier or vendor, individually or in the aggregate, in excess of $250,000 per year or (y) that relates to the provision of goods or services necessary to maintain the functionality of, or operate, the Company’s and its Subsidiaries’ offices, distribution networks, platforms or remote game server;

(v)
is a Contract, other than a purchase order, with any customer to the Company or its Subsidiaries and involves payments to the Company or its Subsidiaries by such customer, individually or in the aggregate, in excess of $250,000 per year;

(vi)
is an acquisition agreement, asset purchase agreement, stock purchase agreement or other similar agreement pursuant to which the Company or any of its Subsidiaries has continuing (A) indemnification obligations that could result in payments in excess of $500,000 or (B) “earn-out” or other similar contingent payment obligations;

(vii)	relates to Indebtedness of the Company or any of its Subsidiaries, other than any such Contract solely among the Company and any of its wholly owned Subsidiaries or among any of such Subsidiaries;

(viii)
other than Brand/IP License Agreements, obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditures (including pursuant to any development project or joint venture) in excess of $100,000 in any year;

(ix)	any lottery-related “performance bonds” that would reasonably be expected to result in payments in excess of $500,000;

(x)
constitutes (A) a material Brand/IP License Agreement (other than with respect to licenses for commercially available software or hardware), or (B) any other material Contract pursuant to which the Company or any of its Subsidiaries grants a license or right to use or exploit (including by means of a covenant not to sue) any Company Owned IP (other than customer contracts entered into in the Ordinary Course);

(xi)
(A) prohibits the Company or any of its Subsidiaries from (1) engaging or competing in any line of business, in any geographical location or with any Person or (2) selling any products or services of or to any other Person or in any geographic region, in each case to the extent such restrictions or prohibitions are material to the Company and its Subsidiaries, taken as a whole (other than, for the avoidance of doubt, licenses, agreements and approvals with vendors, suppliers and licensors that by their terms provide for the sale of products or provision of services by the Company and its Subsidiaries in specific jurisdictions) or (B) any material Contract with a distributor or other third party serving a similar function or purpose with respect to a material gaming jurisdiction;

(xii)	involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of the Company and its Subsidiaries, taken as a whole;

(xiii)	is a Company Lease; or

(xiv)
is a Contract that contains revenue-sharing arrangements whereby the Purchaser or any of its Affiliates (other than the Company or any of its Subsidiaries) would be required to pay a percentage or share of its revenue, earnings, profit or other operating metric to a third party (other than with respect to arrangements with third party content providers and licenses pursuant to which such percentage or share is based on revenues generated by the Company or its Affiliates related the content provided under such Contract).

(b)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any Subsidiary of the Company is in breach of or default (nor, to the knowledge of the Company, is there any condition or event which, with notice or lapse of time or both, would constitute such a breach or default) under the terms of any Company Material Contract.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default (nor, to the knowledge of the Company, is there any condition or event which, with notice or lapse of time or both, would constitute such a breach or default) under the terms of any Company Material Contract.  Each Company Material Contract is a valid and binding obligation of, and enforceable in accordance with its terms against, the Company or the relevant Subsidiary party thereto, as applicable, and, to the knowledge of the Company, each other party thereto and is in full force and effect, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally.  Neither the Company nor any of its Subsidiaries has received any written notice of any material breach or default under any Company Material Contract.

(21)	Real Property.

(a)	Neither the Company nor any of its Subsidiaries owns any real property, buildings, structures or improvements to real property.

(b)
Section (C)(21)(b) of the Company Disclosure Letter sets forth, as of the date hereof, a list of the Company Leases, including a street address or other description of the premises leased (the “Leased Real Property”) and the Company or Subsidiary that leases the same.  True, correct and complete copies of all Company Leases (including all material modifications, amendments, supplements, waivers and side letters thereto) have been made available to Purchaser.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has a good and valid leasehold interest in the Leased Real Property, free and clear of all Liens (other than Permitted Liens), and each Company Lease is in full force and effect and is the valid and binding obligation of the Company or Subsidiary that is a party thereto and, to the knowledge of the Company, the other party (or parties) thereto, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  Neither the Company nor any of its Subsidiaries has received any written notice of any material default under any of the Company Leases nor, to the knowledge of the Company, is there any condition or event which, with notice or lapse of time or both, would constitute a material default under a Company Lease.  The Company and its Subsidiaries have not leased, subleased or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portions thereof.

(c)
To the knowledge of the Company, all Leased Real Property and its continued use, occupancy and operation as currently used, occupied and operated do not constitute a non-conforming use under applicable building, zoning, subdivision and other land use and similar applicable Laws. To the knowledge of the Company, there is no condemnation or other proceeding in eminent domain or expropriation, pending or threatened, affecting any parcel of Leased Real Property or any portion thereof or interest therein.

(d)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries owns or leases all of the material tangible personal property shown to be owned or leased by the Company or any of its Subsidiaries reflected in the latest Company Financial Statements or acquired after the date thereof, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the Ordinary Course since the date of such latest Company Financial Statements.

(22)	Labor Matters.

(a)
Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or any agreement, including a voluntary recognition agreement (other than agreements applicable by Law), with any works council, labor union or other similar labor organization.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is the subject of any proceeding before the National Labor Relations Board or any similar labor regulatory body or tribunal outside the United States asserting that the Company or any of its Subsidiaries have committed an unfair labor practice or seeking to compel the Company or any of its Subsidiaries to bargain with, or become certified to bargain with, any labor union, nor is there pending or, to the knowledge of the Company, threatened in writing, nor has there been since January 1, 2015, any labor strike, walkout, work stoppage or lockout involving the Company or any of its Subsidiaries.  As a result of the transactions contemplated by this Agreement, the Company and its Subsidiaries (A) are not required to provide notification to or engage in consultation with, or (B) will provide any required notification to or engage in consultation with, any labor union, works council or other similar labor union.

(b)
With respect to the Participants, except for any such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or any of its Subsidiaries or Purchaser or its Affiliates, the Company and each of its Subsidiaries is and, since January 1, 2015 has been, in compliance in all respects with all applicable Laws pertaining to employment, employment practices, hiring and firing employees, and the employment of labor, including all such Laws relating to labor relations, equal employment opportunities, human rights, fair employment practices, employment standards, prohibited discrimination or distinction, privacy, consultation or information, wages, immigration, hours, safety and health, classification of employees and workers’ compensation, notice upon termination of employment and severance pay, including the Right to Work (Litigation and Proof) (Guernsey) Law, 1990.  The Company or any of its Subsidiaries have not incurred, nor are they reasonably likely to incur, any liability or obligations arising out of any arrangement with any person involving the (A) leasing of employees, (B) co-employment of individuals, (C) volunteer employees or (D) “temp” employees, in each of the foregoing cases (A) through (D), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no Proceedings against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened in connection with the employment or engagement of any Participant or termination thereof.

(c)
As of the date hereof, to the knowledge of the Company, no individual employee with an annual base salary in excess of $150,000 or any group of two (2) or more employees acting collectively (i) has given notice to the Company or any of its Subsidiaries that such employee, consultant or independent contractor intends to terminate his or her employment or services or (ii) is in any material respect in violation of any term of any employment contract, consulting agreement, non-disclosure agreement or noncompetition agreement.

(23)
Insurance.  The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company and its Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  To the knowledge of the Company, all material claims of the Company and its Subsidiaries under any insurance policy maintained by the Company or any of its Subsidiaries have been reported to the applicable insurer.

(24)
Suppliers and Customers.   Section (C)(24) of the Company Disclosure Letter sets forth the names of the 10 largest customers of the Company and its Subsidiaries (as measured by billings for the twelve-month period ended on June 30, 2017) and the 10 largest suppliers or vendors of the Company and its Subsidiaries (as measured by aggregate cost of items or services purchased for the twelve-month period ended on June 30, 2017).  To the knowledge of the Company, neither the Company nor any of its Subsidiaries (a) has been notified in writing of any (i) dispute with any such customer, supplier or vendor or (ii) breach of any Contract with such party by the Company or its Subsidiaries, that, in either case, would be material and adverse to the Company and its Subsidiaries, taken as a whole, or (b) has been notified in writing by any such customer, supplier or vendor that it intends or is threatening to terminate or otherwise materially and adversely alter the terms of its business with the Company or any of its Subsidiaries.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has notified any such customer, supplier or vendor in writing of any material dispute or material breach of any such Contract by such customer, supplier or vendor.

(25)
Questionable Payments.  Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective Representatives acting or purporting to act on behalf of the Company (provided that, with respect to Representatives other than directors, officers or employees of the Company, such Representatives were acting with intent to benefit the Company)) has (a) used or is using any corporate funds or other assets for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (b) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 of the United States or any applicable Law of similar effect, (c) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (d) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(26)
Opinion of Financial Advisor.  The Company Board has received the opinions of Lazard Frères & Co. LLC and Macquarie Capital Markets Canada Ltd. (the “Company Financial Advisors”) on or prior to the date of this Agreement, to the effect that, as of the date of such opinions and subject to the matters set forth in such opinions, the consideration to be received by the holders of outstanding Ordinary Shares in the Scheme is fair to such holders from a financial point of view.  A signed copy of such opinions will be made available to Purchaser for informational purposes only promptly following the date of this Agreement.

(27)
Brokers.  No broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Subsidiaries in connection with the Scheme and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has made available to Purchaser, solely for informational purposes, complete and correct copies of all letter agreements between the Company and each of the Company Financial Advisors, pursuant to which any of the Company Financial Advisors could be entitled to any payment from the Company or any of its Subsidiaries in connection with the Scheme and the other transactions contemplated hereby.

(28)
Shareholders’ and Similar Agreements.  Neither the Company nor its Subsidiaries is party to any shareholder, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(29)
No “Collateral Benefit”. To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Ordinary Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(30)	Investment Canada Act. The Company does not carry on any of the activities of a cultural business in Canada, as set out in Section 14.1(6) of the Investment Canada Act (Canada).

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND ACQUIRECO

(1)
Organization and Qualification.  Each of Purchaser and AcquireCo is a corporation or legal entity duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to conduct its business as it is now being conducted, except where the failure to be (to the extent applicable) in good standing or to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Each of Purchaser and AcquireCo is duly qualified or licensed as a foreign corporation to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties and assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(2)
Authority Relative to Agreement.  Each of Purchaser and AcquireCo has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Acquisition.  The execution and delivery of this Agreement by Purchaser and AcquireCo and the consummation by Purchaser and AcquireCo of the transactions contemplated hereby, including the Acquisition, have been duly and validly authorized by all necessary corporate action of Purchaser and AcquireCo (and, with respect to AcquireCo, by its sole shareholder), and no other corporate proceedings on the part of Purchaser or AcquireCo are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Acquisition.  This Agreement has been duly and validly executed and delivered by Purchaser and AcquireCo and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Purchaser and AcquireCo, enforceable against Purchaser and AcquireCo in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).

(3)	No Conflict; Required Filings and Consents.

(a)
None of the execution and delivery of this Agreement by Purchaser and AcquireCo, the consummation by Purchaser or AcquireCo of the Scheme or any other transaction contemplated by this Agreement (including the Debt Financing), or performance of their respective obligations hereunder will (i) conflict with or violate the Constitutional Documents of Purchaser or AcquireCo, (ii) assuming the Regulatory Approvals specified in Section (3)(b) of this Schedule D have been obtained or made, conflict with or violate any Law applicable to Purchaser or AcquireCo or by which any property or asset of Purchaser or AcquireCo is bound or affected or (iii) result in any breach of, or constitute a default (condition or event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the properties or assets of Purchaser or AcquireCo pursuant to, any Contract (other than a Company Benefit Plan) to which Purchaser or AcquireCo is a party or by which any property or asset of Purchaser or AcquireCo is bound or affected, other than, in the case of sub-clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)
None of the execution and delivery of this Agreement by Purchaser and AcquireCo, the consummation by Purchaser and AcquireCo of the Scheme or any other transaction contemplated by this Agreement (including the Debt Financing), or performance of their respective obligations hereunder will require any Authorization of, or filing with or notification to, any Governmental Entity, except for (i) the Order to Call Court Meeting, (ii) the Scheme Order and the subsequent filing of the Scheme Order with the Guernsey Registry, (iii) compliance with securities laws and the rules and policies of the TSXV and the NASDAQ Stock Market, (iv) compliance with and receipt of Regulatory Approvals required under any applicable Antitrust Laws, (v) receipt of applicable Gaming Approvals and (vi) any such other consents, waivers, permits, exceptions, reviews, orders, decisions, approvals, registrations or filings, the failure of which to have, make or obtain, as applicable, has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(4)            Absence of Litigation.  There is no Proceeding pending or, to the knowledge of Purchaser, threatened, against Purchaser, AcquireCo or any of their respective Subsidiaries that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, none of Purchaser, AcquireCo nor any of their respective Subsidiaries, nor any of their respective properties or assets, is or are subject to any Order.

(5)            Financing.

(a)
Purchaser has delivered to the Company true, correct and complete copies of the fully executed debt commitment letter and Fee Letter from the Financing Sources identified therein (collectively, the “Lenders”), dated on or about the date hereof (including all exhibits, schedules, annexes and amendments thereto as of the date of this Agreement and together with the related Fee Letter, collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the Lenders have committed to lend the amounts set forth therein to a Subsidiary of the Purchaser (such Subsidiary, together with any other Subsidiary of Purchaser that participates in any Debt Securities Offering, as the context may require, “FinanceCo”) for, among other things, the purpose of refinancing the Company’s existing Indebtedness (to the extent necessary), funding the transactions contemplated by this Agreement and the payment of related consideration, fees, costs and expenses (the “Debt Financing”); provided, however, that solely in the case of the Fee Letter, accurate and complete copies have been delivered to the Company with only the portions thereof addressing fees payable to the Financing Sources, pricing caps, securities demand, economic flex terms and other economic terms redacted.

(b)
All of the Debt Commitment Letters, in the forms provided to the Company by Purchaser (except to the extent amended or replaced in accordance with the terms of this Agreement), and any definitive agreements with respect to the Debt Financing (which definitive agreements, whether entered into before or after the date of this Agreement (but if entered into after the date hereof, only to the extent entered into in compliance with the first sentence of Section 4.8(3) or Section 4.8(1)(a)), are referred to collectively in this Agreement as the “Financing Agreements”) are, or in the case of Financing Agreements entered into after the date of this Agreement will be, in full force and effect and are, or in the case of Financing Agreements entered into after the date of this Agreement will be, legal, valid and binding obligations of Purchaser and/or FinanceCo, as applicable, and, to the knowledge of Purchaser, the other parties thereto, enforceable against Purchaser and/or FinanceCo, as applicable, (and, to the knowledge of Purchaser, the other parties thereto) in accordance with their respective terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).  As of the date of this Agreement, no Debt Commitment Letter or Financing Agreement has been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such withdrawal, termination, repudiation, rescission, amendment, supplement or modification is contemplated.  Purchaser has delivered to the Company an accurate and complete copy of each Financing Agreement, if any, entered into on or prior to the date of this Agreement.

(c)
As of the date of this Agreement, (i) neither Purchaser nor FinanceCo nor, to the knowledge of Purchaser, any other party thereto is in breach of any of its covenants or other obligations set forth in, or is in default under, any of the Debt Commitment Letters or Financing Agreements, and (ii) to the knowledge of Purchaser, assuming the satisfaction of the conditions set forth in Section 6.2, no condition or event exists that, with or without notice or lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of any Person under any of the Debt Commitment Letters or Financing Agreements; (B) constitute or result in a failure to satisfy a condition precedent or other condition set forth in any of the Debt Commitment Letters or Financing Agreements; make any of the assumptions or any of the statements set forth in the Debt

Commitment Letters inaccurate in any material respect or (C) otherwise result in any portion of the Debt Financing not being available.  As of the date of this Agreement, neither Purchaser nor FinanceCo has received any notice or other communication from any party to any of the Debt Commitment Letters or Financing Agreements with respect to (i) any actual or potential breach or default on the part of Purchaser, FinanceCo or any other party to any of the Debt Commitment Letters or Financing Agreements; or (ii) any intention of such party to terminate any of the Debt Commitment Letters or Financing Agreements or to not provide all or any portion of the Debt Financing.  Purchaser and FinanceCo (both before and after giving effect to any “market flex” provisions contained in the Debt Commitment Letters and Financing Agreements):  (x) have no reason to believe that, assuming the satisfaction of the conditions set forth in Section 6.2, they will not be able to satisfy on a timely basis each term and condition relating to the closing or funding of the Debt Financing; and (y) know of no fact, occurrence, circumstance or condition that, assuming the satisfaction of the conditions set forth in Section 6.2, would reasonably be expected to (1) cause any of the Debt Commitment Letters or Financing Agreements to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, except in accordance with its terms or (2) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Commitment Letters to not be available to Purchaser and FinanceCo on a timely basis (and in any event as of the Closing, except in accordance with the terms of the Debt Commitment Letters).  Purchaser or FinanceCo have fully paid any and all commitment fees or other fees or deposits required by the Debt Commitment Letters to be paid on or before the date of this Agreement.

(d)
Assuming the satisfaction of the conditions set forth in Section 6.2, the aggregate proceeds from the Debt Financing are sufficient in amount to provide Purchaser and AcquireCo with the funds necessary for Purchaser and AcquireCo to consummate the transactions contemplated hereby and to satisfy their respective obligations under this Agreement, including for Purchaser and AcquireCo to pay the aggregate Consideration, the aggregate payments to be made (if any) pursuant to Section 2.8 and the aggregate amount of any repayment or refinancing of debt contemplated by this Agreement or the Debt Commitment Letters and the payment of all fees, costs and expenses to be paid by Purchaser, AcquireCo or FinanceCo, as applicable, related to the transactions contemplated by this Agreement, including such fees and expenses relating to the Debt Financing (such amounts, collectively, the “Required Payment Amount”).

(e)
There are no conditions precedent to the obligation of any party to any of the Debt Commitment Letters or Financing Agreements to fund the full amount (or any portion) of the Debt Financing, or that would reasonably be expected to reduce the aggregate amount of the Debt Financing (nor any term or condition which would have the effect of reducing the aggregate amount available under the Debt Commitment Letters), other than as expressly set forth in the Debt Commitment Letters as in effect on the date hereof (the “Disclosed Conditions”).  Other than the Disclosed Conditions, no Financing Source or other Person has any right to impose, and none of Purchaser, AcquireCo, FinanceCo, the Company or any Subsidiary obligor have any obligation to accept, any condition precedent to any funding of the Debt Financing nor any reduction to the aggregate amount available under the Debt Commitment Letters, except in accordance with their respective terms.  Except for the Debt Commitment Letters and the Financing Agreements, there are no side letters or other agreements, contracts, arrangements or understandings, whether written or oral, with any Lender, Financing Source or other Person relating to the Debt Financing or the Debt Commitment Letters that would reasonably be expected to adversely affect the availability of the Debt Financing in any material respect.

(f)
Notwithstanding anything to the contrary contained herein, the Company agrees that a breach of the representation and warranties set forth in this Section (5) of this Schedule D shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement, if (notwithstanding such breach) Purchaser and AcquireCo are willing and able to (and actually do) consummate the Acquisition on the Closing in accordance with the terms of this Agreement.

(6)
Solvency. Assuming the satisfaction of the conditions set forth in Section 6.2, each of Purchaser, AcquireCo and the Company will, after giving effect to all of the transactions contemplated by this Agreement, including the Debt Financing, any Debt Securities Offering or any Alternative Financing and the payment of the Required Payment Amount, be Solvent at and immediately after the Effective Time. For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination and with respect to any Person: (a) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (b) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (c) such Person and its Subsidiaries, taken as a whole, do not have debts, including current obligations, beyond their ability to pay or refinance such debts as they mature in the ordinary course of business; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become an actual or matured liability.

(7)
Gaming Approvals and Licensing Matters. As of the date hereof, to the knowledge of Purchaser, there are no facts or circumstances with respect to Purchaser, AcquireCo or any of their respective Affiliates insofar as such Affiliate-owned interest would be attributable to Purchaser or AcquireCo under any applicable

Gaming Law, that would prevent or materially delay receipt of any Required Gaming Approvals.

(8)	Absence of Certain Arrangements.

(a)
Other than the Support Agreements, there are no Contracts between Purchaser, AcquireCo or any of their respective Affiliates or, to the knowledge of Purchaser, any of their respective Representatives, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Acquisition and other transactions contemplated by this Agreement.

(b)
Other than the Support Agreements, none of Purchaser, AcquireCo, nor any of their respective Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than as contemplated in this Agreement or (ii) any stockholder of the Company agrees to vote (A) in favor of the Acquisition as contemplated in this Agreement or against any Acquisition Proposal.

(9)
Brokers.  Other than Deutsche Bank Securities Inc., whose fees and expenses shall be borne solely by Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Scheme and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or AcquireCo.

SCHEDULE E
PURCHASER KNOWLEDGE GROUP

Kevin M. Sheehan
Michael Quartieri
David Smail
Larry A. Potts

E-1